As filed with the Securities and Exchange Commission on April 12, 2010.

Registration No 333-164484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RYERSON HOLDING CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	5051	26-1251524
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2621 West 15th Place

Chicago, Illinois 60608

(773) 762-2121

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Terence R. Rogers

Chief Financial Officer

Ryerson Holding Corporation

2621 West 15th Place

Chicago, Illinois 60608

(773) 762-2121

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Cristopher Greer, Esq.	Jonathan A. Schaffzin, Esq. William J. Miller, Esq.
Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000 Facsimile: (212) 728-9214	Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000 Facsimile: (212) 269-5420

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	$350,000,000	$24,955

(1)	Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares of common stock which may be purchased by the underwriters to cover over-allotments, if any. See “Underwriting.”
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2010

PRELIMINARY PROSPECTUS

             Shares

Ryerson Holding Corporation

Common Stock

$             per share

We are selling              shares of our common stock. We have granted the underwriters an option to purchase up to              additional shares of common stock to cover over-allotments.

This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $             and $             per share. We intend to apply to have the common stock listed on the New York Stock Exchange under the symbol “RYI.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Ryerson Holding Corporation (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                     , 2010.

BofA Merrill Lynch	UBS Investment Bank

Citi	Jefferies & Company	KeyBanc Capital Markets

Macquarie Capital	Moelis & Company	Stephens Inc.	RBC Capital Markets

The date of this prospectus is                     , 2010

You should rely only on the information contained in this prospectus and any free writing prospectus we may specifically authorize to be delivered or made available to you. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus and any free writing prospectus we may specifically authorize to be delivered or made available to you is accurate as of any date other than the date on the front of this prospectus, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

INDUSTRY AND MARKET DATA

In this prospectus, we rely on and refer to information and statistics regarding the steel processing industry and our market share in the sectors in which we compete. We obtained this information and these statistics from sources other than us, which we have supplemented where necessary with information from publicly available sources, discussions with our customers and our own internal estimates. References in this prospectus to:

•	Purchasing Magazine refer to its April 30, 2009 article entitled “Top 100 Metal Service Centers: Buyers Sourced Record $67 Billion in Metals from Distribution Giants”;

•	The Institute for Supply Management refer to its February 2010 Manufacturing Report on Business®;

•	The U.S. Congressional Budget Office refer to its August 2009 report entitled “The Budget and Economic Outlook: An Update”;

•	The Metals Service Center Institute (“MSCI”) refer to its November 2009 edition of the “MSCI Inventory Report”;

•	The Economist Intelligence Unit refer to its December 15, 2009 article entitled “World Economy: Revising Up Our Forecast”; and

•	CRU refer to its projections featured in an August 13, 2009 publication by Credit Suisse on the U.S. Steel Sector.

We use these sources and estimates and believe them to be reliable, but we cannot give you any assurance that any of the projected results will be achieved.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus before making an investment decision. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections of this prospectus.

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “Ryerson Holding,” “the Company,” “we,” “our,” and “us” refer to Ryerson Holding Corporation and its direct and indirect subsidiaries (including Ryerson Inc.). The term “Ryerson” refers to Ryerson Inc., a direct wholly owned subsidiary of Ryerson Holding, together with its subsidiaries on a consolidated basis. “Platinum” refers to Platinum Equity, LLC and its affiliated investment funds, certain of which are our principal stockholders, and “Platinum Advisors” refers to Platinum Equity Advisors, LLC. Unless the context otherwise requires, information in this prospectus identified as “as adjusted” gives effect to the Ryerson Holding Offering (as defined herein) and the use of proceeds therefrom, the Services Agreement Termination (as defined herein), the issuance of our common stock offered hereby, which we refer to as the “offering,” and the use of proceeds from the offering as provided herein.

Our Company

We are a leading North American processor and distributor of metals measured in terms of sales, with operations in the United States and Canada, as well as in China. We distribute and process various kinds of metals, including stainless and carbon steel and aluminum products. We are among the largest purchasers of metals in North America. For the year ended December 31, 2009, we purchased approximately 1.7 million tons of materials from many suppliers throughout the world. We currently operate approximately 90 facilities across the United States and Canada and five facilities in China. For the year ended December 31, 2009, our net sales were approximately $3.1 billion, our net loss was $192.2 million and Adjusted EBITDA was $37.5 million. See note 5 in “—Summary Historical Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net income.

Our service center locations allow us to process and deliver the volumes of metal our customers demand. Due to our scale, we are able to process and distribute standardized products in large volumes while maintaining low operating costs. Our distribution capabilities include a fleet of tractors and trailers that are owned, leased or dedicated by third party carriers. With these capabilities, we are able to efficiently meet our customers’ just-in-time delivery demands.

We carry a full line of products in stainless steel, aluminum, carbon steel and alloy steels, and a limited line of nickel and red metals. More than one-half of the materials we sell are processed. We use various processing and fabricating techniques to process materials to a specified thickness, length, width, shape and surface quality pursuant to specific customer orders. We also use third-party fabricators and processors to outsource certain processes to enhance our services.

The following chart shows our percentage of sales by major product lines for the year ended December 31, 2009.

We serve more than 40,000 customers across a wide range of end markets. Our customer base ranges in size from large, national, original equipment manufacturers, to local independently owned fabricators and machine shops. Our geographic network and customization capabilities allow us to serve large, national manufacturing companies in North America by providing a consistent standard of products and services across multiple locations.

As part of securing customer orders, we also provide technical services to our customers to assure a cost effective material application while maintaining or improving the customers’ product quality. We have designed our services to reduce our customers’ costs by minimizing their investment in inventory and improving their production efficiency.

Industry Outlook

The U.S. manufacturing sector continues to recover from the economic downturn. According to the Institute for Supply Management, the Purchasing Managers’ Index (“PMI”) was 56.5% in February 2010, marking the seventh consecutive month the reading was above 50%, which indicates that the manufacturing economy is generally expanding. The PMI is a measure of the economic health of the manufacturing sector and is a composite index based on five indicators: new orders, inventory levels, production, supplier deliveries and the employment environment. The PMI was 58.4% in January 2010 and while readings of greater than 50% indicate that the manufacturing sector is expanding, discrepancies in the PMI from month to month may indicate a slowdown in the rate of that expansion. Since March 2009, the Company has experienced an improving trend in purchase orders measured by tons sold per day, adjusted for seasonal fluctuations in sales during the fourth quarter. Since March 2009, total purchase orders have increased approximately 12%. Furthermore, the overall U.S. economy is projected to resume growth in 2010 after the contraction in 2009 as evidenced by the U.S. Congressional Budget Office’s forecasted GDP growth rates of 2.8%, 3.8% and 4.5% for 2010, 2011 and 2012, respectively.

According to MSCI, absolute total inventory levels of carbon and stainless steel at U.S. service centers reached a trough in August 2009 and were at the lowest levels since the data series began in 1977. Restocking activities, which indicate recovery in volume and end-user demand, have just started and, due to our industry experience with past destocking cycles, it is our expectation that as the economy recovers, such activities will be significant and protracted, particularly given the extended length of the recent destocking cycle.

Metals prices have increased significantly from the trough levels in 2009. As the economic recovery continues and demand returns despite volume still well below historical norms, we believe the rising metals prices are sustainable if producers remain disciplined in producing according to demand. However, there can be no guarantee on the timing of any overall improvement in the industry and the recent economic downturn may continue to affect our results of operations.

China continues to be a key driver in the growth of global metals demand. According to The Economist Intelligence Unit, China’s GDP is projected to grow at 9.3% in 2010 while CRU, a leading consultancy for the metals sector, is forecasting Chinese steel consumption growth of 16.9% (hot-rolled sheet) in the same period. We are continuing to increase our operations in China, which allows us to benefit from the growth in this market.

We believe that our current operational platform, cost structure and financial and liquidity position provide us with significant competitive advantages to benefit from the expected growth in the metals distribution industry. We also believe consolidation in the industry will continue as larger firms with financial flexibility, like ours, are able to expand into new geographies and markets through selective acquisitions. Our ability to grow through these selective acquisitions is, however, conditioned on our ability to identify attractive and appropriate acquisition candidates.

Our Competitive Strengths

Leading Market Position with National Scale and a Strong International Presence.

According to Purchasing Magazine, we were the second largest metals service center in the United States and Canada in 2008, based on sales. We also believe we are the largest distributor of stainless steel, one of the two largest distributors of aluminum products, and one of the leading distributors of carbon flat roll, plate, bar and tubing products in the United States and Canada market. For the year ended December 31, 2009, we generated approximately $3.1 billion in net sales. We have a broad geographic presence with 90 locations in the United States and Canada, and we believe we are the only major North American service center whose activities in China represent a sizeable portion of overall operations. Our China operations represented more than 7% of our volume in 2009 and we have grown from three metals service centers in 2006 to five in 2009. We believe this presence positions us favorably in the largest metals market in the world. Although we maintain operations in China, conducting business in foreign countries has inherent risks and there can be no guarantee of our continued success abroad.

Our service centers are located near our customer locations, enabling us to provide timely delivery to customers across numerous geographic markets. Additionally, our widespread network of locations in the United States, Canada and China utilize methodologies that allow us to serve customers with diverse supply chain requirements across multiple manufacturing locations. Our ability to transfer inventory among our facilities better enables us to timely and profitably source specialized items at regional locations throughout our network than if we were required to maintain inventory of all products at each location.

Diverse Customer Base and Product Offerings.

We believe that our broad and diverse customer base provides a strong platform for growth in a recovering economy and helps protect us from regional and industry-specific downturns. We serve more than 40,000 customers across a diverse range of industries, including metals fabrication, industrial machinery, commercial transportation, electrical equipment and appliances and construction equipment. During the year ended December 31, 2009, no single customer accounted for more than 5% of our sales, and our top 10 customers accounted for less than 17% of sales. Approximately 1,500 of our customers operate in multiple locations and our relationships with these customers provide us with stable demand and the ability to better manage profitability.

We carry a full range of products including stainless steel, aluminum, carbon steel and alloy steels and a limited line of nickel and red metals. In addition, we provide a broad range of processing and fabrication services to meet the needs of our customers. We also provide supply chain solutions, including just-in-time delivery, and value-added components to many original equipment manufacturers.

Transformed Operating and Cost Structure Since Platinum Acquisition.

Since the October 2007 acquisition by Platinum, we have reduced our annual costs by approximately $280 million, of which we believe approximately $180 million are permanent. These organizational and operating changes were aimed at improving our operating structure, working capital management, efficiency and liquidity. Our senior management team has been instrumental in designing and implementing these changes and continues to evaluate other opportunities for cost savings. Specific completed initiatives include:

•

Decentralized operations. We decentralized our operations by transitioning most corporate functions from our Chicago headquarters to five regional field offices. This decentralization improved our customer responsiveness by moving key commercial support functions such as procurement, credit and operations support closer to our field operations.

•

Facility rationalization. We closed a total of 14 redundant or underperforming facilities in North America, while still maintaining the ability to service our markets and customers. Net of new facilities opened over the past year, we have reduced our warehouse space by approximately 1.7 million square feet to 8.3 million square feet at December 31, 2009.

•

Headcount reduction. Through our facility rationalization initiative and our decentralization process, we have reduced our North American headcount from 5,203 at October 19, 2007 to 3,497 at December 31, 2009.

•

Improved inventory management. We have focused on process improvements in inventory management. Our inventory days improved from an average of 105 days in 2006 to 77 days in the fourth quarter of 2009. We transferred many key decision making processes from headquarters to regional managers involved in day-to-day operations. We also enhanced our inventory reporting capabilities to provide more timely and detailed information, which allows senior management to more closely monitor inventory data and quickly address any potential issues that may arise.

•

Other operating expense reductions project. Other operating expense savings include headcount reductions in our service centers from operational benchmarking, reduction in delivery and supplies expense, decreased repair and maintenance expense from improved preventative programs and savings on discretionary spending, such as travel and entertainment, third party consultants and certain benefit programs.

Over the last three years, our total cost savings of approximately $280 million have included $85 million for corporate decentralization and downsizing, $90 million for facility rationalization and $105 million for all other initiatives, such as reduction in delivery and supply expense, decreased repair and maintenance expense and savings on discretionary spending. While some of the approximately $280 million of cost reductions are the result of volume declines and temporary expense actions, we believe that approximately $180 million of the cost reductions represent a permanent annual reduction to our fixed cost structure. These permanent cost savings include approximately $75 million for corporate decentralization and downsizing, $60 million for facility rationalization and $45 million for all other initiatives, as discussed above.

We believe these cost savings will provide substantial improvement in earnings in a rising volume environment. As a result of our initiatives, we believe that we have increased our financial flexibility and have a more favorable cost structure compared to many of our peers.

Experienced Management Team Driving a New Operating Philosophy.

Our senior management team has extensive industry and operational experience and has been instrumental in optimizing and implementing our transformation since Platinum’s acquisition of Ryerson. All of these managers, with the exception of one, were previously with us and were appointed to their current posts after Platinum’s acquisition of Ryerson. These senior managers have an average of more than 20 years of experience in the metals or service center industries and approximately 20 years with Ryerson or its predecessors. We believe our senior management has successfully managed Ryerson through past market cycles and will manage Ryerson successfully going forward.

Broad-Based Platform for Growth.

We believe we are in a position to grow sales and increase our profits, notwithstanding our net loss of $192.2 million for the year ended December 31, 2009. While we expect the service center industry to benefit from improving general economic conditions, we expect several end-markets where we have meaningful exposure (including the heavy and medium truck/transportation, machinery, industrial equipment and appliance sectors) to experience stronger shipment growth in the coming years compared to overall industrial growth. In addition, we believe a number of other characteristics, such as our improved sales force and strategy, our large national network and our diverse operating experience, will enhance our opportunity for growth.

Strong Relationships with Suppliers.

We have long-term relationships with our suppliers and take advantage of purchasing opportunities abroad. We believe that we are frequently one of the largest customers of our suppliers and that concentrating our orders among a core group of suppliers is an effective method for obtaining favorable pricing and service. Suppliers worldwide are consolidating and large, geographically diversified customers, such as Ryerson, are desirable partners for these larger suppliers.

Our Strategy

Achieve Organic Growth.

To achieve organic sales growth, we are focused on increasing our sales to existing customers as well as expanding our customer base. We expect to continue to increase sales and shipments through a variety of sales initiatives and by targeting attractive markets.

•	Multiple sales initiatives. We have increased the size and upgraded the talent base of our North American sales force and adjusted our incentive plans consistent with our growth goals.

•

Global Account sales program. Our global account sales program, which targets those customers that are considering consolidating suppliers or outsourcing supply chain management, currently accounts for approximately 20% of annual sales and provides opportunities to increase sales to existing customers and also attract new customers.

•

Greenfield expansion in attractive markets. While we have been consolidating redundant or underperforming facilities since the Platinum acquisition, we have also opened facilities in several new regions in the United States, including Utah, Texas, Ohio and California, where we saw an opportunity for Ryerson to open locations previously serviced from facilities further away. We are evaluating additional expansion opportunities and expect to continue selective expansion in the future.

•

Continued growth in international markets. We are focused on growing our business in international markets. We are enhancing the size and quality of the sales talent in our operations in China and are pursuing more value-added processing with higher margins, as well as broadening our product line. In addition, our Chinese operation opened a fifth location in 2009 in Wuhan and we are positioned to add additional locations and identify possible acquisitions.

We are also currently pursuing sales into the Mexican market through our locations serving customers along the U.S.-Mexico border and plan to further penetrate the Mexican market beyond our customer base along the border.

Pursue Value-Accretive Acquisitions.

The metals service center industry is highly fragmented and we believe our significant geographic presence provides a strong platform to capitalize on this fragmentation through acquisitions. Acquisitions provide various opportunities for value creation including increased sourcing opportunities, entry into new markets, cross-selling opportunities and enhanced distribution capability.

Ryerson and Platinum have significant experience and a proven track record of identifying and executing on value-accretive acquisitions of metals service center companies. We continually evaluate potential acquisitions of service center companies, including joint venture opportunities, to complement our existing customer base and product offerings. We plan to continue to pursue our disciplined approach to acquisitions.

On January 26, 2010, Joseph T. Ryerson & Son (“JT Ryerson”), one of our subsidiaries, acquired all of the issued and outstanding capital stock of a carbon and alloy steel service center, based in Texas, specializing in plate processing with plasma/flame cutting technology. For additional information regarding this acquisition, see “Business—Competitive Strengths.”

Continue to Improve Our Operating Efficiencies.

We are committed to improving our operating capabilities through continuous business improvements and cost reductions. We have established a field operations council that continually benchmarks and evaluates our operating cost structure and looks for opportunities to increase our operating leverage through expense improvements. In 2009, this group executed over 200 projects that, in combination, reduced annual costs by approximately $20 million. Improvements were in a variety of areas including worker compensation claims, transportation costs and maintenance expense. The group is currently working on over 100 new projects that are expected to result in additional savings in 2010 and beyond.

Expand Our Product and Service Offerings.

We seek to grow revenue by continuing to complement our standard products with first stage manufacturing and other processing capabilities that add value for our customers. Additionally, we have assumed for certain customers the management and responsibility for complex supply chains involving numerous suppliers, fabricators and processors. During the year ended December 31, 2009, we generated approximately $282 million of revenue from our fabrication and supply chain operations.

Additionally, in order to enhance our ability to compete more effectively in our long products segment, we have established regional product inventory depots to provide a broad line of stainless, aluminum, carbon and alloy long products as well as the necessary processing equipment to meet demanding requirements of these customers.

Maintain Flexible Capital Structure and Strong Liquidity Profile.

We reduced our debt by $475 million between December 31, 2007 and December 31, 2009, representing a reduction of 39% from our outstanding debt balance as of December 31, 2007. We maintained combined availability and cash-on-hand in excess of $300 million throughout the economic downturn. Availability under Ryerson’s five-year senior secured asset-based revolving credit facility with Bank of America, N.A. as administrative agent (the “Ryerson Credit Facility”) at December 31, 2009 was approximately $268 million. Our management team is focused on maintaining a strong level of liquidity while executing our various growth strategies and maintaining the flexibility to act opportunistically on acquisitions.

Risk Factors

An investment in our common stock is subject to substantial risks and uncertainties. Before investing in our common stock, you should carefully consider the following, as well as the more detailed discussion of risk factors and other information included in this prospectus:

•	the economic downturn has reduced both demand for our products and metals prices;

•

the global financial and banking crises have caused a lack of credit availability that has limited and may continue to limit the ability of our customers to purchase our products or to pay us in a timely manner;

•	the metals distribution business is very competitive and increased competition could reduce our gross margins and net income;

•	we may not be able to sustain the annual cost savings realized as part of our recent cost reduction initiatives; and

•	we may not be able to successfully consummate and complete the integration of future acquisitions, and if we are unable to do so, we may be unable to increase our growth rates.

Recent Developments

Ryerson Holding Offering

On January 29, 2010, we completed an offering (the “Ryerson Holding Offering”) of $483 million aggregate principal amount at maturity of 14 1/2% Senior Discount Notes due 2015 that generated gross proceeds of approximately $220.2 million (the “Ryerson Holding Notes”). The Ryerson Holding Notes were offered and sold (a) to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) and (b) outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act. The gross proceeds from the issuance of the Ryerson Holding Notes were used to: (i) pay a cash dividend to our stockholders and (ii) pay fees in connection with the Ryerson Holding Offering and related expenses. Approximately $213.8 million, or 97% of the gross proceeds from the Ryerson Holding Offering, was paid to our stockholders. We intend to use the net proceeds from the sale of shares of our common stock offered pursuant to this prospectus to redeem in full the Ryerson Holding Notes, plus pay accrued and unpaid interest and additional interest, if any, to the date of redemption and with respect to 50% of any remaining net proceeds following the redemption, subject to certain exceptions, to make an offer to repurchase Ryerson Inc.’s Floating Rate Senior Secured Notes due 2014 and 12% Senior Secured Notes due 2015 at par. This prospectus is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of a consent with respect to the Ryerson Holding Notes. See “Use of Proceeds.”

First Quarter Results

Based on our preliminary results, we believe that for the three months ended March 31, 2010, our net sales were between $         million and $         million, our Adjusted EBITDA was between $         million and $         million and our Adjusted EBITDA, excluding LIFO expense, was between $         million and $         million. As of March 31, 2010, our total liquidity was estimated at $         million (comprised of $         million of cash and cash equivalents and $         million of availability under the Ryerson Credit Facility), our total debt balance was between $         and $         million and our tangible assets balance (defined as the sum of the balances of receivables, inventories, assets held for sale and property, plant, and equipment, net of any reserves and of accumulated depreciation) was between $         million and $         million.

Our estimates of revenues, Adjusted EBITDA, cash and cash equivalents, tangible assets and indebtedness are derived from preliminary results of operations for the three months ended March 31, 2010 and are subject to completion of our interim financial statements for this period and may change. Our actual Adjusted EBITDA for the three months ended March 31, 2010 may differ from our estimated range due to, among other factors, special charges or other closing adjustments. Similarly, our actual total debt as of March 31, 2010 may differ from our estimate primarily due to closing adjustments.

The Sponsor

Platinum is a global acquisition firm headquartered in Beverly Hills, California with principal offices in Boston, New York and London. Since its founding in 1995, Platinum has acquired more than 90 businesses in a broad range of market sectors including technology, industrials, logistics, distribution, maintenance and service. Platinum’s current portfolio includes 30 companies with customers in more than 100 countries worldwide. The firm has a diversified capital base that includes the assets of its portfolio companies, which generated more than $11 billion in revenue in 2008, as well as capital commitments from institutional investors in private equity funds managed by the firm. Platinum’s Mergers & Acquisitions & Operations (“M&A&O®”) approach to investing focuses on acquiring businesses that need operational support to realize their full potential and can benefit from Platinum’s expertise in transition, integration and operations.

JT Ryerson, one of our subsidiaries, is party to a corporate advisory services agreement (the “Services Agreement”) with Platinum Advisors, an affiliate of Platinum. In connection with this offering, Platinum Advisors and JT Ryerson intend to terminate the Services Agreement, pursuant to which JT Ryerson will pay Platinum Advisors $             million as consideration for terminating the monitoring fee payable thereunder. We refer to this as the “Services Agreement Termination.” See “Certain Relationships and Related Party Transactions—Services Agreement.”

Corporate Structure

Our current corporate structure is made up as follows: Ryerson Holding, the issuer of the common stock offered hereby, owns all of the common stock of Ryerson Inc. and all of the membership interests of Rhombus JV Holdings, LLC. Ryerson Inc. owns, directly or indirectly, all of the common stock of the following entities: JT Ryerson; Ryerson Americas, Inc.; Ryerson International, Inc.; Ryerson Pan-Pacific LLC; J.M. Tull Metals Company, Inc.; RdM Holdings, Inc.; RCJV Holdings, Inc.; Ryerson Procurement Corporation; Ryerson International Material Management Services, Inc.; Ryerson International Trading, Inc.; Ryerson (China) Limited; Ryerson Canada, Inc.; 862809 Ontario, Inc.; Leets Assurance, Ltd.; Integris Metals Mexicana, S.A. de C.V.; Servicios Empresariales Ryerson Tull, S.A. de C.V.; Servicios Corporativos RIM, S.A. de C.V.; and Ryerson Holdings (India) Pte Ltd. Platinum currently owns 99% of the capital stock of Ryerson Holding and will own approximately     % of the capital stock following this offering. The chart below illustrates in summary form our material operating subsidiaries.

1	Platinum refers to the following entities: Platinum Equity Capital Partners, L.P.; Platinum Equity Capital Partners-PF, L.P.; Platinum Equity Capital Partners-A, L.P.; Platinum Equity Capital Partners II, L.P.; Platinum Equity Capital Partners-PF II, L.P.; Platinum Equity Capital Partners-A II, L.P.; and Platinum Rhombus Principals, LLC. For additional detail regarding ownership by Platinum, see “Principal Stockholders.”

Corporate Information

Ryerson Holding and Ryerson Inc. are each incorporated under the laws of the State of Delaware. Ryerson Holding was formed in July 2007. Our principal executive offices are located at 2621 West 15th Place, Chicago, Illinois 60608. Our telephone number is (773) 762-2121.

On January 1, 2006, Ryerson Inc. changed its name from Ryerson Tull, Inc. to Ryerson Inc. On January 4, 2010, Ryerson Holding changed its name from Rhombus Holding Corporation to Ryerson Holding Corporation. Ryerson Inc.’s website is located at www.ryerson.com. Ryerson Inc.’s website and the information contained on the website or connected thereto will not be deemed to be incorporated into this prospectus and you should not rely on any such information in making your decision whether to purchase our securities.

The Offering

Issuer	Ryerson Holding Corporation.

Common stock offered by us	shares.

Underwriters’ over-allotment option to purchase additional common stock from us	Up to shares.

Common stock outstanding before this offering	shares.

Common stock to be outstanding immediately following this offering	shares.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million.

We intend to use the net proceeds from the sale of shares of our common stock offered pursuant to this prospectus and the net proceeds from the exercise, if any, of the underwriters’ over-allotment option (i) to redeem in full the Ryerson Holding Notes, plus pay accrued and unpaid interest and additional interest, if any, up to, but not including, the redemption date, (ii) with respect to 50% of any remaining net proceeds following the redemption described in clause (i), subject to certain exceptions, to make an offer to purchase Ryerson Inc.’s 12% Senior Secured Notes due 2015 at par, (iii) to repay approximately $              million of our outstanding indebtedness under the Ryerson Credit Facility and (iv) to pay related fees and expenses. See “Use of Proceeds.”

This prospectus is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of a consent with respect to the Ryerson Holding Notes.

Risk factors	See “Risk Factors” on page 15 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Dividend policy	We do not anticipate declaring or paying any regular cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions, including under the Ryerson Credit Facility and our secured notes, and other factors deemed relevant by our Board of Directors.

Proposed New York Stock Exchange symbol	“RYI.”

The number of shares to be outstanding after this offering is based on             shares of common stock outstanding as of             , 2010 and the             shares of common stock being sold by us in this offering, and assumes no exercise by the underwriters of their option to purchase shares of our common stock in this offering to cover over-allotments, if any.

Unless we specifically state otherwise, the information in this prospectus assumes:

•	an initial public offering price of $ per share, the mid-point of the offering range set forth on the cover page of this prospectus; and

•	the underwriters do not exercise their over-allotment option.

Summary Historical Consolidated Financial and Other Data

The following table presents our summary historical consolidated financial data, as of the dates and for the periods indicated. The summary historical consolidated statements of operations data of Ryerson Inc. as predecessor for the period from January 1, 2007 through October 19, 2007 and of Ryerson Holding as successor for the period from October 20, 2007 to December 31, 2007 and for the years ended December 31, 2008 and 2009 and the summary historical balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

You should read the summary financial and other data set forth below along with the sections in this prospectus entitled “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor	Successor
	Period from January 1 to October 19, 2007	Period from October 20 to December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009

	($ in millions)
Statements of Operations Data:
Net sales	$5,035.6	$966.3	$5,309.8	$3,066.1
Cost of materials sold	4,307.1	829.1	4,596.9	2,610.0

Gross profit(1)	728.5	137.2	712.9	456.1
Warehousing, selling, general and administrative	569.5	126.9	586.1	483.8
Restructuring and plant closure costs	5.1	—	—	—
Impairment charge on fixed assets	—	—	—	19.3
Pension / post retirement curtailment gain	—	—	—	(2.0)
Gain on sale of assets	(7.2)	—	—	(3.3)

Operating profit (loss)	161.1	10.3	126.8	(41.7)
Other income and (expense), net(2)	(1.0)	2.4	29.2	(10.1)
Interest and other expense on debt(3)	(55.1)	(30.8)	(109.9)	(72.9)

Income (loss) before income taxes	105.0	(18.1)	46.1	(124.7)
Provision (benefit) for income taxes(4)	36.9	(6.9)	14.8	67.5

Net income (loss)	68.1	(11.2)	31.3	(192.2)
Less: Net income (loss) attributable to noncontrolling interest	—	—	(1.2)	(1.5)

Net income (loss) attributable to Ryerson Holding.	$68.1	$(11.2)	$32.5	$(190.7)

	Predecessor	Successor
	Period from January 1 to October 19, 2007	Period from October 20 to December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009

	($ in millions, except per share data)
Earnings (loss) per share of common stock:
Basic earnings (loss) per share	$2.56	$(2.24)	$6.50		$(38.14)

Diluted earnings (loss) per share	$2.19	$(2.24)	$6.50		$(38.14)

Weighted average shares outstanding — Basic (in millions)	26.5	5.0	5.0		5.0
Weighted average shares outstanding — Diluted (in millions)	31.1	5.0	5.0		5.0
Pro forma — basic and diluted earnings (loss) per share of common stock — adjusted for dividends(5)				$

Pro forma — weighted average shares outstanding — adjusted for dividends (in millions)(5)
Balance Sheet Data (at period end):
Cash and cash equivalents		$35.2	$130.4		$115.0
Restricted cash		4.5	7.0		19.5
Inventory		1,069.7	819.5		601.7
Working capital		1,235.7	1,084.2		750.4
Property, plant and equipment, net		587.0	547.7		477.5
Total assets		2,576.5	2,281.9		1,775.8
Long-term debt, including current maturities		1,228.8	1,030.3		754.2
Other Financial Data:
Cash flows provided (used in) operations	$564.0	$54.1	$280.5		$284.9
Cash flows provided (used in) investing activities	(24.0)	(1,069.6)	19.3		32.1
Cash flows provided (used in) financing activities	(565.6)	1,021.2	(197.0)		(342.4)
Capital expenditures	51.6	9.1	30.1		22.8
Depreciation and amortization	32.5	7.3	37.6		36.9
EBITDA(6)	192.6	20.0	194.8		(13.4)
Adjusted EBITDA(6)	—	—	185.9		37.5
Adjusted EBITDA, excluding LIFO(6)	—	—	277.4		(136.7)
Ratio of Tangible Assets to Total Net Debt(7)	—	1.9x	2.1x		2.3x

Other Operating Data:
Tons shipped (000)	2,535	498	2,505		1,881
Average number of employees	5,430	5,185	4,663		4,192
Tons shipped per employee	467	96	537		449
Average selling price per ton	$1,987	$1,939	$2,120		$1,630
Gross profit per ton	287	275	284		242
Operating profit per ton	63	21	51		(22)

(1)	The period from January 1, 2007 to October 19, 2007 includes a LIFO liquidation gain of $69.5 million, or $42.3 million after-tax.
(2)	The year ended December 31, 2008 included a $18.2 million gain on the retirement of debt as well as a $6.7 million gain on the sale of corporate bonds. The year ended December 31, 2009 included $11.8 million of foreign exchange losses related to short-term loans from our Canadian operations, offset by the recognition of a $2.7 million gain on the retirement of debt.
(3)	The period from January 1 to October 19, 2007 includes a $2.9 million write off of unamortized debt issuance costs associated with the 2024 Notes that was classified as short term debt and $2.7 million write off of debt issuance costs associated with our prior credit facility upon entering into an amended revolving credit facility relating to that facility during the first quarter of 2007.
(4)	The period from January 1 to October 19, 2007 includes a $3.9 million income tax benefit as a result of a favorable settlement from an Internal Revenue Service examination. The year ended December 31, 2009 includes a $92.7 million tax expense related to the establishment of a valuation allowance against the Company’s U.S. deferred tax assets and a $14.5 million income tax charge on the sale of our joint venture in India.

(5)	Pro forma earnings per share — as adjusted for dividends in excess of earnings includes additional shares that represent, in accordance with Staff Accounting Bulletin Topic 1.B.3, the number of shares sold in this offering, the proceeds of which are assumed for purposes of this calculation to have been used to pay dividends in excess of earnings during the year ended December 31, 2009, plus the dividends paid resulting from the Ryerson Holding Offering. The calculation assumes an initial offering price of $ per share, the mid-point of the price range on the cover page of this prospectus. These dividends and assumed number of additional shares issued to pay dividends in excess of earnings for the year ended December 31, 2009 are as follows:

Dividends paid:
During the year ended December 31, 2009		$56.5
From proceeds of the Ryerson Holding Offering		213.8

Dividends in excess of earnings		$270.3
Assumed initial offering price per share	$
Assumed additional number of shares issued to fund dividends in excess of earnings (in millions)

(6)	EBITDA, for the period presented below, represents net income before interest and other expense on debt, provision for income taxes, depreciation and amortization. Adjusted EBITDA gives further effect to, among other things, gain on the sale of assets, reorganization expenses and the payment of management fees. We believe that EBITDA and Adjusted EBITDA provide additional information for measuring our performance and are measures frequently used by securities analysts and investors. EBITDA and Adjusted EBITDA do not represent, and should not be used as a substitute for, net income or cash flows from operations as determined in accordance with generally accepted accounting principles, and neither EBITDA nor Adjusted EBITDA is necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. Our definitions of EBITDA and Adjusted EBITDA may differ from that of other companies. Set forth below is the reconciliation of net income to EBITDA, as further adjusted to Adjusted EBITDA and Adjusted EBITDA, excluding LIFO.

	Predecessor	Successor
	Period from January 1 to October 19, 2007	Period from October 20 to December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009

		($ in millions)
Net income (loss) attributable to Ryerson Holding	$68.1	$(11.2)	$32.5	(190.7)
Interest and other expense on debt	55.1	30.8	109.9	72.9
Provision (benefit) for income taxes	36.9	(6.9)	14.8	67.5
Depreciation and amortization	32.5	7.3	37.6	36.9

EBITDA	$192.6	$20.0	$194.8	(13.4)
Gain on sale of assets			—	(3.3)
Reorganization			15.3	19.9
Advisory services fee			5.0	5.0
Foreign currency transaction (gains) losses			(1.0)	14.8
Debt retirement gains			(18.2)	(2.7)
Gain on bond investment sale			(6.7)	—
Impairment charge on fixed assets			—	19.3
Other adjustments			(3.3)	(2.1)

Adjusted EBITDA			185.9	37.5
LIFO expense (income)			91.5	(174.2)

Adjusted EBITDA, excluding LIFO expense (income)			$277.4	(136.7)

(7)	Tangible Assets are defined as accounts receivable, inventories, assets held for sale and property, plant and equipment, net of any reserves and of accumulated depreciation.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, before making your decision to invest in shares of our common stock. We cannot assure you that any of the events discussed in the risk factors below will not occur. These risks could have a material and adverse impact on our business, results of operations, financial condition and cash flows. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to Our Business

We service industries that are highly cyclical, and any downturn in our customers’ industries could reduce our sales and profitability. The economic downturn has reduced demand for our products and may continue to reduce demand until an economic recovery.

Many of our products are sold to industries that experience significant fluctuations in demand based on economic conditions, energy prices, seasonality, consumer demand and other factors beyond our control. These industries include manufacturing, electrical products and transportation. We do not expect the cyclical nature of our industry to change.

The U.S. economy entered an economic recession in December 2007, which spread to many global markets in 2008 and 2009 and affected Ryerson and other metals service centers. In late 2008 and 2009, the metals industry, including Ryerson and other service centers, felt additional effects of the worsening recession and the impact of the credit market disruption. These events contributed to a rapid decline in both demand for our products and pricing levels for those products. The Company has implemented a number of actions to conserve cash, reduce costs and strengthen its competitiveness, including curtailing non-critical capital expenditures, initiating headcount reductions and reductions of certain employee benefits, among other actions. However, there can be no assurance that these actions, or any others that the Company may take in response to further deterioration in economic and financial conditions, will be sufficient.

The volatility of the market could result in a material impairment of goodwill.

We evaluate goodwill on an annual basis and whenever events or changes in circumstances indicate potential impairment. Events or changes in circumstances that could trigger an impairment review include significant underperformance relative to our historical or projected future operating results, significant changes in the manner or the use of our assets or the strategy for our overall business, and significant negative industry or economic trends. We test for impairment of goodwill by calculating the fair value of a reporting unit using an income approach based on discounted future cash flows. Under this method, the fair value of each reporting unit is estimated based on expected future economic benefits discounted to a present value at a rate of return commensurate with the risk associated with the investment. Projected cash flows are discounted to present value using an estimated weighted average cost of capital, which considers both returns to equity and debt investors. The income approach is subject to a comparison for reasonableness to a market approach at the date of valuation. Significant changes in any one of the assumptions made as part of our analysis, which could occur as a result of actual events, or further declines in the market conditions for our products, could significantly impact our impairment analysis. An impairment charge, if incurred, could be material.

The global financial and banking crises have caused a lack of credit availability that has limited and may continue to limit the ability of our customers to purchase our products or to pay us in a timely manner.

In climates of global financial and banking crises, such as those we are currently experiencing, the ability of our customers to maintain credit availability has become more challenging. In particular, the financial viability of many of our customers is threatened, which may impact their ability to pay us amounts due, further affecting our financial condition and results of operations.

The metals distribution business is very competitive and increased competition could reduce our gross margins and net income.

The principal markets that we serve are highly competitive. The metals distribution industry is fragmented and competitive, consisting of a large number of small companies and a few relatively large companies. Competition is based principally on price, service, quality, production capabilities, inventory availability and timely delivery. Competition in the various markets in which we participate comes from companies of various sizes, some of which have greater financial resources than we have and some of which have more established brand names in the local markets served by us. Increased competition could force us to lower our prices or to offer increased services at a higher cost, which could reduce our profitability.

The economic downturn has reduced metals prices. Though prices have recently started rising, we cannot assure you that prices will continue to rise. Changing metals prices may have a significant impact on our liquidity, net sales, gross margins, operating income and net income.

The metals industry as a whole is cyclical and, at times, pricing and availability of metal can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, labor costs, sales levels, competition, levels of inventory held by other metals service centers, consolidation of metals producers, higher raw material costs for the producers of metals, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of materials for us.

We, like many other metals service centers, maintain substantial inventories of metal to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase metals in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, contracts with customers and market conditions. When metals prices decline, as they did in 2008 and 2009, customer demands for lower prices and our competitors’ responses to those demands could result in lower sale prices and, consequently, lower margins as we use existing metals inventory. Notwithstanding recent price increases, metals prices may decline in 2010, and declines in those prices or further reductions in sales volumes could adversely impact our ability to maintain our liquidity and to remain in compliance with certain financial covenants under the Ryerson Credit Facility, as well as result in us incurring inventory or goodwill impairment charges. Changing metals prices therefore could significantly impact our liquidity, net sales, gross margins, operating income and net income.

We have a substantial amount of indebtedness, which could adversely affect our financial position and prevent us from fulfilling our obligations under our notes.

We currently have a substantial amount of indebtedness. As of December 31, 2009, after giving effect to this offering and the application of net proceeds from this offering, our total indebtedness would have been approximately $              million and we would have had approximately $             million of unused capacity under Ryerson’s Credit Facility. Our substantial indebtedness may:

•	make it difficult for us to satisfy our financial obligations, including making scheduled principal and interest payments on the notes and our other indebtedness;

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions and general corporate and other purposes;

•	limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general corporate purposes;

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

We may be able to incur substantial additional indebtedness in the future. The terms of the Ryerson Credit Facility and the indenture governing our notes restrict but do not prohibit us from doing so. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

The covenants in Ryerson’s Credit Facility and the indenture governing our notes and Ryerson’s notes impose, and covenants contained in agreements governing indebtedness that we incur in the future may impose, restrictions that may limit our operating and financial flexibility.

Ryerson’s Credit Facility and the indenture governing the notes contain a number of significant restrictions and covenants that limit our ability and the ability of our restricted subsidiaries, including Ryerson Inc., to:

•	incur additional debt;

•	pay dividends on our capital stock or repurchase our capital stock;

•	make certain investments or other restricted payments;

•	create liens or use assets as security in other transactions;

•	merge, consolidate or transfer or dispose of substantially all of our assets; and

•	engage in transactions with affiliates.

The terms of the Ryerson Credit Facility require that, in the event availability under the facility declines to a certain level, we maintain a minimum fixed charge coverage ratio at the end of each fiscal quarter. Additionally, our future indebtedness may contain covenants more restrictive in certain respects than the restrictions contained in the Ryerson Credit Facility and the indenture governing the notes. Operating results below current levels or other adverse factors, including a significant increase in interest rates, could result in our being unable to comply with financial covenants that are contained in the Ryerson Credit Facility or that may be contained in any future indebtedness. If our indebtedness is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of the notes and may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

We may not be able to generate sufficient cash to service all of our indebtedness.

Our ability to make payments on our indebtedness depends on our ability to generate cash in the future. Our outstanding notes, the Ryerson Credit Facility and our other outstanding indebtedness are expected to account for significant cash interest expenses. Accordingly, we will have to generate significant cash flows from operations to meet our debt service requirements. If we do not generate sufficient cash flow to meet our debt service and working capital requirements, we may be required to sell assets, seek additional capital, reduce capital expenditures, restructure or refinance all or a portion of our existing indebtedness, or seek additional financing. Moreover, insufficient cash flow may make it more difficult for us to obtain financing on terms that are acceptable to us, or at all. Furthermore, Platinum has no obligation to provide us with debt or equity financing and we therefore may be unable to generate sufficient cash to service all of our indebtedness.

Because a substantial portion of our indebtedness bears interest at rates that fluctuate with changes in certain prevailing short-term interest rates, we are vulnerable to interest rate increases.

A substantial portion of our indebtedness, including the Ryerson Credit Facility and the 2014 Notes, bears interest at rates that fluctuate with changes in certain short-term prevailing interest rates. As of December 31, 2009, Ryerson Holding’s subsidiaries had approximately $102.9 million of floating rate debt under the 2014 Notes and approximately $250.2 million of outstanding borrowings under the Ryerson Credit Facility, with an additional $268.0 million available for borrowing under such facility. Assuming a consistent level of debt, a 100 basis point change in the interest rate on our floating rate debt effective from the beginning of the year would increase or decrease our fiscal 2009 interest expense under the Ryerson Credit Facility and the 2014 Notes by approximately $3.5 million on an annual basis. We use derivative financial instruments to manage a portion of the potential impact of our interest rate risk. To some extent, derivative financial instruments can protect against increases in interest rates, but they do not provide complete protection over the long term. If interest rates increase dramatically, we could be unable to service our debt which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We may not be able to sustain the annual cost savings realized as part of our recent cost reduction initiatives.

Since 2007, we have implemented approximately $180 million of what we believe are permanent cost savings on an annualized basis. The cost savings have come primarily as a result of the following initiatives: decentralization of our operations, process improvements in inventory management, closure of under-performing facilities and reduction in our North American headcount. We may not be able to sustain all, or any part, of these cost savings on an annual basis in the future, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to successfully consummate and complete the integration of future acquisitions, and if we are unable to do so, we may be unable to increase our growth rates.

We have grown through a combination of internal expansion, acquisitions and joint ventures. We intend to continue to grow through selective acquisitions, but we may not be able to identify appropriate acquisition candidates, obtain financing on satisfactory terms, consummate acquisitions or integrate acquired businesses effectively and profitably into our existing operations. Restrictions contained in the agreements governing our notes, the Ryerson Credit Facility or our other existing or future debt may also inhibit our ability to make certain investments, including acquisitions and participations in joint ventures.

Our future success will depend on our ability to complete the integration of these future acquisitions successfully into our operations. After any acquisition, customers may choose to diversify their supply chains to reduce reliance on a single supplier for a portion of their metals needs. We may not be able to retain all of our and an acquisition’s customers, which may adversely affect our business and sales. Integrating acquisitions, particularly large acquisitions, requires us to enhance our operational and financial systems and employ additional qualified personnel, management and financial resources, and may adversely affect our business by diverting management away from day-to-day operations. Further, failure to successfully integrate acquisitions may adversely affect our profitability by creating significant operating inefficiencies that could increase our operating expenses as a percentage of sales and reduce our operating income. In addition, we may not realize expected cost savings from acquisitions, which may also adversely affect our profitability.

We may not be able to retain or expand our customer base if the North American manufacturing industry continues to erode through moving offshore or through acquisition and merger or consolidation activity in our customers’ industries.

Our customer base primarily includes manufacturing and industrial firms. Some of our customers operate in industries that are undergoing consolidation through acquisition and merger activity; some are considering or have considered relocating production operations overseas or outsourcing particular functions overseas; and some customers have closed as they were unable to compete successfully with overseas competitors. Our facilities are predominately located in the United States and Canada. To the extent that our customers cease U.S. operations, relocate or move operations overseas to regions in which we do not have a presence, we could lose their business. Acquirers of manufacturing and industrial firms may have suppliers of choice that do not include us, which could impact our customer base and market share.

Certain of our operations are located outside of the United States, which subjects us to risks associated with international activities.

Certain of our operations are located outside of the United States, primarily in Canada and China. We are subject to the Foreign Corrupt Practices Act (“FCPA”), which generally prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. The FCPA applies to companies, individual directors, officers, employees and agents. Under the FCPA, U.S. companies may be held liable for actions taken by strategic or local partners or representatives. If we or our intermediaries fail to comply with the requirements of the FCPA, governmental authorities in the United States could seek to impose civil and/or criminal penalties, which could have a material adverse effect on our business, operations, financial conditions and cash flows.

Operating results may fluctuate depending on the season.

A portion of our customers experience seasonal slowdowns. Our sales in the months of July, November and December traditionally have been lower than in other months because of a reduced number of shipping days and holiday or vacation closures for some customers. Consequently, our sales in the first two quarters of the year are usually higher than in the third and fourth quarters.

Damage to our information technology infrastructure could harm our business.

The unavailability of any of our computer-based systems for any significant period of time could have a material adverse effect on our operations. In particular, our ability to manage inventory levels successfully largely depends on the efficient operation of our computer hardware and software systems. We use management information systems to track inventory information at individual facilities, communicate customer information and aggregate daily sales, margin and promotional information. Difficulties associated with upgrades, installations of major software or hardware, and integration with new systems could have a material adverse effect on results of operations. We will be required to expend substantial resources to integrate our information systems with the systems of companies we have acquired. The integration of these systems may disrupt our business or lead to operating inefficiencies. In addition, these systems are vulnerable to, among other things, damage or interruption from fire, flood, tornado and other natural disasters, power loss, computer system and network failures, operator negligence, physical and electronic loss of data, or security breaches and computer viruses.

Any significant work stoppages can harm our business.

As of December 31, 2009, we employed approximately 3,500 persons in North America and 450 persons in China. Our North American workforce was comprised of approximately 1,800 office employees and approximately 1,700 plant employees. Forty-two percent of our plant employees were members of various unions, including the United Steel Workers and the International Brotherhood of Teamsters unions. Our relationship with the various unions generally has been good. There have been two work stoppages at Integris Metals’ facilities over the last five years (both prior to Ryerson’s acquisition of Integris Metals): a strike by the members of the International Brotherhood of Teamsters Local #221, a union covering 69 individuals, which occurred at the Minneapolis (Integris) facility in June 2003 and lasted less than one month; and a strike by the members of the International Brotherhood of Teamsters Local #938, a union covering 81 individuals, at the Toronto (Integris) facility, which began on July 6, 2004, and ended when a settlement was reached on October 31, 2004. On January 31, 2006, the agreement with the joint United Steelworkers and the International Brotherhood of Teamsters unions, which represent approximately 540 employees at three Chicago area facilities, expired. The membership of the joint unions representing the Chicago-area employees initiated a week-long strike on March 6, 2006. On July 9, 2006, the joint United Steelworkers and Teamster unions representing the Chicago-area employees ratified a three-year collective bargaining agreement, lasting through March 31, 2009.

In 2007, we reached agreement on the renewal of 10 collective bargaining agreements covering 374 employees. Six collective bargaining agreements expired in 2008, a year in which we reached agreement on the renewal of four contracts covering 53 employees. Two contracts covering 52 employees were extended into 2009. We reached agreement in 2009 on one of the extended contracts covering 45 employees and the single remaining contract from 2008, covering approximately seven persons, remains on an extension. In addition, negotiations over a new collective bargaining agreement at a newly certified location employing four persons began in late 2008 and was concluded in 2009. Nine contracts covering 339 persons were scheduled to expire in 2009. We reached agreement on the renewal of eight contracts covering approximately 258 persons and one contract covering approximately 81 persons has been extended. Seven contracts are scheduled to expire in 2010 covering approximately 85 persons. We may not be able to negotiate extensions of these agreements or new agreements prior to their expiration date. As a result, we may experience additional labor disruptions in the future. A widespread work stoppage could have a material adverse effect on our results of operations, financial position and cash flows if it were to last for a significant period of time.

Certain employee retirement benefit plans are underfunded and the actual cost of those benefits could exceed current estimates, which would require us to fund the shortfall.

As of December 31, 2009, our pension plan had an unfunded liability of $323 million. Our actual costs for benefits required to be paid may exceed those projected and future actuarial assessments to the extent that those costs exceed the current assessment. Under those circumstances, the adjustments required to be made to our recorded liability for these benefits could have a material adverse effect on our results of operations and financial condition and cash payments to fund these plans could have a material adverse effect on our cash flows. We may be required to make substantial future contributions to improve the plan’s funded status, which may have a material adverse effect on our results of operations, financial condition or cash flows.

Future funding for postretirement employee benefits other than pensions also may require substantial payments from current cash flow.

We provide postretirement life insurance and medical benefits to approximately half of our employees. Our unfunded postretirement benefit obligation as of December 31, 2009 was $174 million. Our actual costs for benefits required to be paid may exceed those projected and future actuarial assessments to the extent that those costs exceed the current assessment. Under those circumstances, the adjustments required to be made to our recorded liability for these benefits could have a material adverse effect on our results of operations and financial condition and cash payments to fund these plans could have a material adverse effect on our cash flows.

Any prolonged disruption of our processing centers could harm our business.

We have dedicated processing centers that permit us to produce standardized products in large volumes while maintaining low operating costs. Any prolonged disruption in the operations of any of these facilities, whether due to labor or technical difficulties, destruction or damage to any of the facilities or otherwise, could materially adversely affect our business and results of operations.

If we are unable to retain and attract management and key personnel, it may adversely affect our business.

We believe that our success is due, in part, to our experienced management team. Losing the services of one or more members of our management team could adversely affect our business and possibly prevent us from improving our operational, financial and information management systems and controls. In the future, we may need to retain and hire additional qualified sales, marketing, administrative, operating and technical personnel, and to train and manage new personnel. Our ability to implement our business plan is dependent on our ability to retain and hire a large number of qualified employees each year. If we are unable to hire sufficient qualified personnel, it could have a material adverse effect on our business, results of operations and financial condition.

Our existing international operations and potential joint ventures may cause us to incur costs and risks that may distract management from effectively operating our North American business, and such operations or joint ventures may not be profitable.

We maintain foreign operations in China. International operations are subject to certain risks inherent in conducting business in foreign countries, including price controls, exchange controls, limitations on participation in local enterprises, nationalization, expropriation and other governmental action, and changes in currency exchange rates. While we believe that our current arrangements with local partners provide us with experienced business partners in foreign countries, events or issues, including disagreements with our partners, may occur that require attention of our senior executives and may result in expenses or losses that erode the profitability of our foreign operations or cause our capital investments abroad to be unprofitable.

Lead time and the cost of our products could increase if we were to lose one of our primary suppliers.

If, for any reason, our primary suppliers of aluminum, carbon steel, stainless steel or other metals should curtail or discontinue their delivery of such metals in the quantities needed and at prices that are competitive, our business could suffer. The number of available suppliers could be reduced by factors such as industry consolidation and bankruptcies affecting steel and metal producers. For the year ended December 31, 2009, our top 25 suppliers represented approximately 78% of our purchases, and our largest supplier accounted for approximately 15% of our purchases. We could be significantly and adversely affected if delivery were disrupted from a major supplier. If, in the future, we were unable to obtain sufficient amounts of the necessary metals at competitive prices and on a timely basis from our traditional suppliers, we may not be able to obtain such metals from alternative sources at competitive prices to meet our delivery schedules, which could have a material adverse effect on our sales and profitability.

We could incur substantial costs in order to comply with, or to address any violations or liability under, environmental, health and safety laws that could significantly increase our operating expenses and reduce our operating income.

Our operations are subject to various environmental, health and safety statutes and regulations, including laws and regulations governing materials we use. In addition, certain of our operations are subject to foreign, federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes and remediation of contaminated soil, surface waters and groundwater. Failure to maintain or achieve compliance with these laws and regulations or with the permits required for our operations could result in substantial operating costs and capital expenditures, in addition to fines and civil or criminal sanctions, third party claims for property damage or personal injury, worker’s compensation or personal injury claims, cleanup costs or temporary or permanent discontinuance of operations. Certain of our facilities are located in industrial areas, have a history of heavy industrial use and have been in operation for many years and, over time, we and other predecessor operators of these facilities have generated, used, handled and disposed of hazardous and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these facilities or at off-site locations where materials from our operations were disposed of, which could result in future expenditures that cannot be currently quantified and which could have a material adverse effect on our financial position, results of operations or cash flows. Future changes to environmental, health and safety laws or regulations, including those related to climate change, could result in material liabilities and costs, constrain operations or make such operations more costly for us, our suppliers and our customers.

We are subject to litigation that could strain our resources and distract management.

From time to time, we are involved in a variety of claims, lawsuits and other disputes arising in the ordinary course of business. These suits concern issues including product liability, contract disputes, employee-related matters and personal injury matters. It is not feasible to predict the outcome of all pending suits and claims, and the ultimate resolution of these matters as well as future lawsuits could have a material adverse effect on our business, financial condition, results of operations or cash flows or reputation.

We may face product liability claims that are costly and create adverse publicity.

If any of the products that we sell cause harm to any of our customers, we could be exposed to product liability lawsuits. If we were found liable under product liability claims, we could be required to pay substantial monetary damages. Further, even if we successfully defended ourself against this type of claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could harm our business.

Our risk management strategies may result in losses.

From time to time, we may use fixed-price and/or fixed-volume supplier contracts to offset contracts with customers. Additionally, we may use foreign exchange contracts and interest rate swaps to hedge Canadian dollar and floating rate debt exposures. These risk management strategies pose certain risks, including the risk that losses on a hedge position may exceed the amount invested in such instruments. Moreover, a party in a hedging transaction may be unavailable or unwilling to settle our obligations, which could cause us to suffer corresponding losses. A hedging instrument may not be effective in eliminating all of the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of use of such instruments.

We may be adversely affected by currency fluctuations in the U.S. dollar versus the Canadian dollar and the Chinese renminbi.

We have significant operations in Canada which incur the majority of their metal supply costs in U.S. dollars but earn the majority of their sales in Canadian dollars. Additionally, we have significant assets in China. We may from time to time experience losses when the value of the U.S. dollar strengthens against the Canadian dollar or the Chinese renminbi, which could have a material adverse effect on our results of operations. In addition, we will be subject to translation risk when we consolidate our Canadian and Chinese subsidiaries’ net assets into our balance sheet. Fluctuations in the value of the U.S. dollar versus the Canadian dollar or Chinese renminbi could reduce the value of these assets as reported in our financial statements, which could, as a result, reduce our stockholders’ equity.

Risks Relating to Our Common Stock and this Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange (“NYSE”), or otherwise, or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy in this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering. In addition, an inactive trading market may impair our ability to raise additional capital by selling shares and may impair our ability to acquire other companies by using our shares as consideration.

The initial public offering price of the shares has been determined by negotiations between the Company and representatives of the underwriters. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock. The initial public offering price for our common stock was determined by negotiations between the Company and representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects, including possible changes due to the cyclical nature of the metals distribution industry and other factors such as fluctuations in metals prices, which could cause short-term swings in profit margins. If the market price of our ordinary shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In addition, companies that have historically experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Future sales of our common stock in the public market could lower our share price.

We may sell additional shares of common stock into the public markets after this offering. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the public markets after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities at a time and at a price that we deem appropriate.

After the consummation of this offering, we will have              shares of common stock outstanding. Of the remaining              outstanding shares,              , or      %, of our total outstanding shares will be restricted from immediate resale under the “lock-up” agreements between us and all of our directors, officers and stockholders and the underwriters described in the section entitled “Underwriting” below, but may be sold into the market after those “lock-up” restrictions expire, in certain limited circumstances as set forth in the “lock-up” agreements, or if they are waived by both              and              as the representatives of the underwriters, in their discretion. The outstanding shares subject to the “lock-up” restrictions will generally become available for sale following the expiration of the lock-up agreements, which is 180 days after the date of this prospectus, subject to the volume limitations and manner-of-sale requirements under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”).

This offering will cause immediate and substantial dilution in net tangible book value.

The initial public offering price of a share of our common stock is substantially higher than the net tangible book value (deficit) per share of our outstanding common stock immediately after this offering. Net tangible book value (deficit) per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. If you purchase our common stock in this offering, you will incur an immediate dilution of approximately $             in the net tangible book value per share of common stock based on our net tangible book value as of December 31, 2009. You may experience additional dilution if we issue common stock in the future. As a result of this dilution, you may receive significantly less than the full purchase price you paid for the shares in the event of a liquidation. See “Dilution.”

Our controlling stockholder and its affiliates will be able to influence matters requiring stockholder approval and could discourage the purchase of our outstanding shares at a premium.

Prior to this offering, Platinum owned 99% of our outstanding common stock. Upon completion of this offering, Platinum will continue to control all matters submitted for approval by our stockholders through its

ownership of approximately     % of our outstanding common stock. These matters could include the election of all of the members of our Board of Directors, amendments to our organizational documents, or the approval of any proxy contests, mergers, tender offers, sales of assets or other major corporate transactions.

The interests of Platinum may not in all cases be aligned with your interests as a holder of common stock. For example, a sale of a substantial number of shares of stock in the future by Platinum could cause our stock price to decline. Further, Platinum could cause us to make acquisitions that increase the amount of the indebtedness that is secured or senior to the Company’s existing debt or sell revenue-generating assets, impairing our ability to make payments under such debt. Additionally, Platinum is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Accordingly, Platinum may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In addition, Platinum may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to you as a holder of our common stock. For example on January 29, 2010, we closed the Ryerson Holding Offering, 96% of the gross proceeds of which were paid to Platinum as a cash dividend. Moreover, we intend to use a portion of the net proceeds from this offering to redeem in full the Ryerson Holding Notes. See “Use of Proceeds.”

We are exempt from certain corporate governance requirements since we are a “controlled company” within the meaning of the NYSE rules and, as a result, you will not have the protections afforded by these corporate governance requirements.

Because Platinum will control more than 50% of the voting power of our common stock after this offering, we are considered to be a “controlled company” for purposes of the NYSE listing requirements. Under the NYSE rules, a “controlled company” may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of our Board of Directors consist of independent directors, (2) the requirement that the nominating and corporate governance committee of our Board of Directors be composed entirely of independent directors, (3) the requirement that the compensation committee of our Board of Directors be composed entirely of independent directors and (4) the requirement for an annual performance evaluation of the nomination/corporate governance and compensation committees. Given that Platinum will control a majority of the voting power of our common stock after this offering, we are permitted, and have elected, to opt out of compliance with certain NYSE corporate governance requirements. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

If we fail to maintain effective internal control over financial reporting, our business, operating results and stock price could be adversely affected.

Beginning with our annual report for our fiscal year ending December 31, 2011, Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), will require us to include a report by our management on our internal control over financial reporting. This report must contain an assessment by management of the effectiveness of our internal control over financial reporting as of the end of our fiscal year and a statement as to whether or not our internal controls are effective. Our annual report for the fiscal year ending December 31, 2011 must also contain a statement that our independent registered public accounting firm has issued an attestation report on the effectiveness of internal control over financial reporting.

In order to achieve timely compliance with Section 404, we have begun a process to document and evaluate our internal control over financial reporting. Our efforts to comply with Section 404 have resulted in, and are likely to continue to result in, significant costs, the commitment of time and operational resources and the diversion of management’s attention. If our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, market perception of our financial condition and the trading price of our stock may be adversely affected and customer perception of our business may suffer.

Our corporate documents and Delaware law will contain provisions that could discourage, delay or prevent a change in control of the Company.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our Board of Directors. These provisions:

•	establish a classified Board of Directors so that not all members of our Board of Directors are elected at one time;

•

authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the Board of Directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and

•	establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Any issuance of preferred stock could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Upon completion of this offering, our Board of Directors will have the authority to issue preferred stock and to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and adversely affect the market price and the voting and other rights of the holders of our common stock.

We do not intend to pay regular cash dividends on our stock after this offering.

We do not anticipate declaring or paying regular cash dividends on our common stock or any other equity security in the foreseeable future. The amounts that may be available to us to pay cash dividends are restricted under our debt agreements. Any payment of cash dividends on our common stock in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors. Therefore, you should not rely on dividend income from shares of our common stock. For more information, see “Dividend Policy.” Your only opportunity to achieve a return on your investment in us may be if the market price of our common stock appreciates and you sell your shares at a profit but there is no guarantee that the market price for our common stock after this offering will ever exceed the price that you pay for our common stock in this offering.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Such statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “estimates,” “will,” “should,” “plans” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements as a result of various factors. Among the factors that significantly impact the metals distribution industry and our business are:

•	cyclicality of our business, due to the cyclical nature of our customers’ businesses;

•	global financial and banking crises;

•

remaining competitive and maintaining market share in the highly fragmented metals distribution industry, in which price is a competitive tool and in which customers who purchase commodity products are often able to source metals from a variety of sources;

•	current economic and industry downturns;

•	impairment of goodwill that could result from, among other things, volatility in the markets in which we operate;

•

managing the costs of purchased metals relative to the price at which we sell our products during periods of rapid price escalation, when we may not be able to pass through pricing increases fully to our customers quickly enough to maintain desirable gross margins, or during periods of generally declining prices, when our customers may demand that price decreases be passed fully on to them more quickly than we are able to obtain similar discounts from our suppliers;

•	the failure to effectively integrate newly acquired operations;

•

our customer base, which, unlike many of our competitors, contains a substantial percentage of large customers, so that the potential loss of one or more large customers could negatively impact tonnage sold and our profitability;

•	fluctuating operating costs depending on seasonality;

•	our substantial indebtedness and the covenants in instruments governing such indebtedness;

•	potential damage to our information technology infrastructure;

•	work stoppages;

•	certain employee retirement benefit plans that are underfunded and the actual costs could exceed current estimates;

•	future funding for postretirement employee benefits may require substantial payments from current cash flow;

•	prolonged disruption of our processing centers;

•	ability to retain and attract management and key personnel;

•	ability of management to focus on North American and foreign operations;

•	termination of supplier arrangements;

•	the incurrence of substantial costs or liabilities to comply with, or as a result of violations of, environmental laws;

•	the impact of new or pending litigation against us;

•	a risk of product liability claims;

•

following this offering, a single investor group will continue to control all matters submitted for approval by our stockholders, and the interests of that single investor group may conflict with yours as a holder of our common stock;

•	our risk management strategies may result in losses;

•	currency fluctuations in the U.S. dollar versus the Canadian dollar, the Chinese renminbi, and the Hong Kong dollar;

•	management of inventory and other costs and expenses; and

•

consolidation in the metals producer industry, from which we purchase products, which could limit our ability to effectively negotiate and manage costs of inventory or cause material shortages, either of which would impact profitability.

These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should, therefore, be considered in light of various factors, including those set forth in this prospectus under “Risk Factors” and the caption “Industry and Operating Trends” included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Moreover, we caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the              shares of common stock that we are offering will be approximately $              million after deducting the underwriting discount and estimated offering expenses of $              million and assuming an initial public offering price of $              per share, the mid-point of the estimated initial public offering price range. A $1.00 increase (decrease) in the assumed initial public offering price of $              per share would increase (decrease) the net proceeds from the sales of shares of common stock that we are offering by $              million after deducting the underwriting discount and estimated offering expenses of $              million.

If the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $              per share, we estimate that our net proceeds will be approximately $              million.

We intend to use our net proceeds from the sale of shares of our common stock offered pursuant to this prospectus and the net proceeds from the exercise, if any, of the underwriters’ over-allotment option (i) to redeem in full the Ryerson Holding Notes, plus pay accrued and unpaid interest and additional interest, if any, up to, but not including, the redemption date, (ii) with respect to 50% of any remaining net proceeds following the redemption described in clause (i), subject to certain exceptions, to make an offer to repurchase Ryerson Inc.’s 12% Senior Secured Notes due 2015 at par, (iii) to repay approximately $              million of our outstanding indebtedness under the Ryerson Credit Facility and (iv) to pay related fees and expenses. We used the proceeds from the issuance of the Ryerson Holding Notes to: (i) pay a cash dividend to our stockholders and (ii) pay fees in connection with the Ryerson Holding Offering and related expenses.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our total capitalization as of December 31, 2009 (1) on a historical basis, (2) on an as adjusted basis assuming the closing of the Ryerson Holding Offering and giving effect to the use of proceeds therefrom and (3) on an as further adjusted basis to give effect to the Services Agreement Termination, the sale of shares of our common stock offered hereby assuming an initial public offering price of $             per share, the mid-point of the estimated initial public offering price range, and the application of the net proceeds as described in “Use of Proceeds.”

You should read this table together with the information contained in “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related financial information contained elsewhere in this prospectus.

	As of December 31, 2009
	Historical	As Adjusted	As Further Adjusted(1)
	($ in millions)
Cash and cash equivalents(2)	$115.0	$115.0	$

Debt:
Ryerson Credit Facility(3)	250.2	250.2
Ryerson Inc. Floating Rate Senior Secured Notes due 2014	102.9	102.9
Ryerson Inc. 12% Senior Secured Notes due 2015	376.2	376.2
Foreign debt	20.8	20.8
Ryerson Inc. 8 1/4% Senior Notes due 2011	4.1	4.1
Ryerson Holding Senior Discount Notes due 2015(4)	—	220.2

Total debt	754.2	974.4
Common Stock, par value $0.01 per share, 10,000,000 shares authorized, and 5,000,000 issued and outstanding	—	—
Paid-in-capital	443.5	229.7
Accumulated Deficit	(169.4)	(169.4)
Accumulated other comprehensive loss	(136.3)	(136.3)
Noncontrolling interest	16.5	16.5

Total stockholders’ equity	154.3	(59.5)

Total capitalization	$908.5	$914.9	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of total stockholders’ equity and total capitalization by $ million assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses of $ million.
(2)	In connection with this offering, Platinum and JT Ryerson intend to terminate the Services Agreement, pursuant to which JT Ryerson will pay Platinum Advisors $ million as consideration for terminating the monitoring fee payable thereunder. The “As Further Adjusted” amount reflects payment of the termination fee. For a discussion of the Services Agreement, see “Certain Relationships and Related Party Transactions.”
(3)	As of December 31, 2009, our availability under the Ryerson Credit Facility was approximately $268 million.
(4)	The “As Adjusted” amount represents gross proceeds from the Ryerson Holding Offering, which was completed on January 29, 2010. The Ryerson Holding Notes will accrete to $483 million aggregate principal amount at maturity. The gross proceeds from the issuance of the Ryerson Holding Notes were used to pay a cash dividend of approximately $214 million to our stockholders and pay fees and related expenses. Payment of the dividend resulted in an approximately $214 million reduction to total stockholders’ equity.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of our common stock to be sold in this offering will exceed the net tangible book value per share of our common stock immediately after this offering. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of December 31, 2009, divided by the number of shares of our common stock that would have been held by our common stockholders of record immediately prior to this offering. Our net tangible book value (deficit) as of December 31, 2009, was approximately $70.5 million, or $14.10 per share. After giving effect to the sale of the shares of common stock we propose to offer pursuant to this prospectus at an assumed public offering price of $              per share, the mid-point of the range of estimated initial public offering prices set forth on the cover page of this prospectus and the application of the net proceeds therefrom, and after deducting the underwriting discount and estimated offering expenses, our net tangible book value as of December 31, 2009 would have been $              , or $              per share. This represents an immediate dilution in net tangible book value of $              per share.

The following tables illustrate this dilution:

Initial public offering price per share		$

Net tangible book value (deficit) per share at December 31, 2009	$

Increase (decrease) in net tangible book value (deficit) per share attributable to cash payments made by new investors	$

Net tangible book value (deficit) per share after this offering		$

Dilution of net tangible book value (deficit) per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $              per share (the mid-point of the range on the cover page of this prospectus) would (decrease) increase our net tangible book value (deficit) by $              million, the net tangible book value (deficit) per share after this offering by $              per share and the decrease in net tangible book value (deficit) to new investors in this offering by $              per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

The following table summarizes the number of shares purchased from us and the total consideration and average price per share paid to us, by existing holders of common stock, and the total number of shares purchased from the Company, the total consideration paid to the Company and the price per share paid by new investors purchasing shares in this offering:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(dollars in thousands, except per share amounts)
Existing holders of common stock			%	$		%	$
Investors purchasing common stock in this offering
Total

If the underwriters’ over-allotment option is exercised in full:

•

the percentage of our shares of common stock held by our existing holders of common stock will decrease to shares, or approximately      % of the total number of shares of common stock outstanding after this offering; and

•

the number of our shares of common stock held by investors purchasing common stock in this offering will increase to              shares, or approximately      % of the total number of shares of common stock outstanding after this offering.

DIVIDEND POLICY

We have in the past paid cash dividends to our stockholders. See “Certain Relationships and Related Party Transactions—Dividend Payments.” We do not currently anticipate declaring or paying regular cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions, including restrictions contained in our existing debt documents or the terms of any of our future debt or other agreements that we may enter into from time to time, and other factors deemed relevant by our Board of Directors. See “Description of Certain Indebtedness,” and “Description of Capital Stock—Common Stock.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial information. The selected historical consolidated statements of operations data of Ryerson Inc. as predecessor for the period from January 1, 2007 through October 19, 2007 and of Ryerson Holding as successor for the period from October 20, 2007 to December 31, 2007 and the years ended December 31, 2008 and 2009 and the summary historical balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated statements of operations data of Ryerson Inc. as predecessor for the years ended December 31, 2005 and 2006 and the summary historical balance sheet data as of December 31, 2005 and 2006 were derived from the audited financial statements and related notes thereto of the predecessor, which are not included in this prospectus.

The information presented below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Predecessor			Successor
	Year Ended December 31,		Period from January 1 to October 19, 2007	Period from October 20 to December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
	2005	2006
	($ in millions)
Statements of Operations Data:
Net sales	$5,780.5	$5,908.9	$5,035.6	$966.3	$5,309.8	$3,066.1
Cost of materials sold	4,893.5	5,050.9	4,307.1	829.1	4,596.9	2,610.0

Gross profit(1)	887.0	858.0	728.5	137.2	712.9	456.1
Warehousing, selling, general and administrative	677.7	691.2	569.5	126.9	586.1	483.8
Restructuring and plant closure costs	4.0	4.5	5.1	—	—	—
Impairment charge on fixed assets	—	—	—	—	—	19.3
Pension / post retirement curtailment gain	(21.0)	—	—	—	—	(2.0)
Gain on sale of assets	(6.6)	(21.6)	(7.2)	—	—	(3.3)

Operating profit (loss)	232.9	183.9	161.1	10.3	126.8	(41.7)
Other income and (expense), net(2)	3.7	1.0	(1.0)	2.4	29.2	(10.1)
Interest and other expense on debt(3)	(76.0)	(70.7)	(55.1)	(30.8)	(109.9)	(72.9)

Income (loss) before income taxes	160.6	114.2	105.0	(18.1)	46.1	(124.7)
Provision (benefit) for income taxes(4)	62.5	42.4	36.9	(6.9)	14.8	67.5

Net income (loss)	98.1	71.8	68.1	(11.2)	31.3	(192.2)
Less: Net income (loss) attributable to noncontrolling interest	—	—	—	—	(1.2)	(1.5)

Net income (loss) attributable to Ryerson Holding Corporation.	$98.1	$71.8	$68.1	$(11.2)	$32.5	$(190.7)

	Predecessor			Successor
	Year Ended December 31,		Period from January 1 to October 19, 2007	Period from October 20 to December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
	2005	2006
	($ in millions, except per share data)
Earnings (loss) per share of common stock:
Basic:
Basic earnings (loss) per share	$3.88	$2.75	$2.56	$(2.24)	$6.50		$(38.14)

Diluted:
Diluted earnings (loss) per share	$3.78	$2.50	$2.19	$(2.24)	$6.50		$(38.14)

Cash dividends per common share	$0.20	$0.20	$0.10	$—	$—		$11.30
Weighted average shares outstanding — Basic (in millions)	25.2	26.1	26.5	5.0	5.0		5.0
Weighted average shares outstanding — Diluted (in millions)	26.0	28.7	31.1	5.0	5.0		5.0
Pro forma — basic and diluted earnings (loss) per share of common stock — adjusted for dividends(5)						$

Pro forma — weighted average shares outstanding — adjusted for dividends (in millions)(5)

Balance Sheet Data (at period end):
Cash and cash equivalents	$27.4	$55.1		$35.2	$130.4		$115.0
Restricted cash	0.6	0.1		4.5	7.0		19.5
Inventory	834.3	1,128.6		1,069.7	819.5		601.7
Working capital	778.4	1,420.1		1,235.7	1,084.2		750.4
Property, plant and equipment, net	398.4	401.1		587.0	547.7		477.5
Total assets	2,151.0	2,537.3		2,576.5	2,281.9		1,775.8
Long-term debt, including current maturities	877.2	1,206.5		1,228.8	1,030.3		754.2
Total equity	547.8	648.7		499.2	392.2		154.3

Other Financial Data:
Cash flows provided (used in) operations	$321.5	$(261.0)	$564.0	$54.1	$280.5		$284.9
Cash flows provided (used in) investing activities	(418.1)	(16.7)	(24.0)	(1,069.6)	19.3		32.1
Cash flows provided (used in) financing activities	105.6	305.4	(565.6)	1,021.2	(197.0)		(342.4)
Capital expenditures	32.6	35.7	51.6	9.1	30.1		22.8
Depreciation and amortization	39.2	40.0	32.5	7.3	37.6		36.9

(1)	The year ended December 31, 2005 includes a $9.6 million, or $5.8 million after-tax, charge from a change in method of applying LIFO and a LIFO liquidation gain of $13.1 million, or $7.9 million after-tax. The period from January 1, 2007 to October 19, 2007 includes a LIFO liquidation gain of $69.5 million, or $42.3 million after-tax.
(2)	The year ended December 31, 2008 included a $18.2 million gain on the retirement of debt as well as a $6.7 million gain on the sale of corporate bonds. The year ended December 31, 2009 included $11.8 million of foreign exchange losses related to short-term loans from our Canadian operations, offset by the recognition of a $2.7 million gain on the retirement of debt.
(3)	The period from January 1 to October 19, 2007 includes a $2.9 million write off of unamortized debt issuance costs associated with the 2024 Notes that was classified as short term debt and $2.7 million write off of debt issuance costs associated with our prior credit facility upon entering into an amended revolving credit facility relating to that facility during the first quarter of 2007.
(4)	The period from January 1 to October 19, 2007 includes a $3.9 million income tax benefit as a result of a favorable settlement from an Internal Revenue Service examination. The year ended December 31, 2009 includes a $92.7 million tax expense related to the establishment of a valuation allowance against the Company’s U.S. deferred tax assets and a $14.5 million income tax charge on the sale of our joint venture in India.
(5)	Pro forma earnings per share — as adjusted for dividends in excess of earnings includes additional shares that represent, in accordance with Staff Accounting Bulletin Topic 1.B.3, the number of shares sold in this offering, the proceeds of which are assumed for purposes of this calculation to have been used to pay dividends in excess of earnings during the year ended December 31, 2009, plus the dividends paid resulting from the Ryerson Holding Offering. The calculation assumes an initial offering price of $ per share, the mid-point of the price range on the cover page of this prospectus. These dividends and assumed number of additional shares issued to pay dividends in excess of earnings for the year ended December 31, 2009 are as follows:

Dividends paid:
During the year ended December 31, 2009		$56.5
From proceeds of the Ryerson Holding Offering		213.8

Dividends in excess of earnings		$270.3
Assumed initial offering price per share	$
Assumed additional number of shares issued to fund dividends in excess of earnings (in millions)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Historical Consolidated Financial Data” and the accompanying consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. See the section entitled “Forward-Looking Statements.” Our actual results and the timing of selected events could differ materially from those discussed in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

Business

Ryerson Holding is the parent company of Ryerson Inc. Ryerson Inc. conducts materials distribution operations in the United States through its wholly-owned direct subsidiary, JT Ryerson, and in Canada through its indirect wholly-owned subsidiary Ryerson Canada, Inc., a Canadian corporation (“Ryerson Canada”). Ryerson Inc., through its predecessor, has been in business since 1842.

On October 19, 2007, the merger (the “Platinum Acquisition”) of Rhombus Merger Corporation, a Delaware corporation and Ryerson Holding’s wholly-owned subsidiary (“Merger Sub”), was consummated in accordance with the Agreement and Plan of Merger, dated July 24, 2007, by and among Ryerson Inc., Ryerson Holding and Merger Sub (the “Merger Agreement”). In connection with the Platinum Acquisition, Ryerson Holding paid a cash purchase price of $1,065 million, plus the assumption of $653 million of debt. Upon the closing of the Platinum Acquisition, Ryerson Inc. ceased to be a publicly traded company and became a wholly-owned subsidiary of Ryerson Holding. 99% of the issued and outstanding capital stock of Ryerson Holding is owned by Platinum.

On October 31, 2008, Ryerson Holding acquired an additional 20% interest in VSC-Ryerson China Limited (“VSC-Ryerson”), a joint venture with Van Shung Chong Holdings Limited (“VSC”), increasing our ownership percentage to 60%. On December 31, 2008, VSC sold an additional 20% interest in VSC-Ryerson: 10% interest was purchased by Rhombus JV Holdings, LLC (“Rhombus JV”), a wholly-owned subsidiary of Ryerson Holding, with the remaining 10% interest purchased by a subsidiary of Ryerson Inc. Our total investment in 2008 was $18.5 million, increasing our ownership percentage to 80%. Based on our ownership percentage, we have fully consolidated the operations of VSC-Ryerson as of October 31, 2008.

Effective January 1, 2007, Ryerson Inc.’s operating subsidiaries Integris Metals Ltd., a Canadian federal corporation and Ryerson Canada an Ontario corporation, were amalgamated as Ryerson Canada. Ryerson Inc.’s operating subsidiary Lancaster Steel Service Company, Inc., a New York corporation (“Lancaster Steel”), was merged into JT Ryerson effective July 1, 2007.

In addition to our United States, Canada and China operations, we conducted materials distribution operations in India through Tata Ryerson Limited, a joint venture with the Tata Iron & Steel Corporation, an integrated steel manufacturer in India, until July 10, 2009, when we sold our 50% investment to our joint venture partner, Tata Steel Limited.

Industry and Operating Trends

We purchase large quantities of metal products from primary producers and sell these materials in smaller quantities to a wide variety of metals-consuming industries. More than one-half of the metals products sold are processed by us by burning, sawing, slitting, blanking, cutting to length or other techniques. We sell our products and services to many industries, including machinery manufacturers, metals fabricators, electrical machinery, transportation equipment, construction, wholesale distributors, and metals mills and foundries. Revenue is recognized upon delivery of product to customers. The timing of shipment is substantially the same as the timing of delivery to customers given the proximity of our distribution sites to our customers.

Sales, cost of materials sold, gross profit and operating expense control are the principal factors that impact our profitability:

Net Sales. Our sales volume and pricing is driven by market demand, which is largely determined by overall industrial production and conditions in specific industries in which our customers operate. Sales prices are also primarily driven by market factors such as overall demand and availability of product. Our net sales include revenue from product sales, net of returns, allowances, customer discounts and incentives.

Cost of materials sold. Cost of materials sold includes metal purchase and in-bound freight costs, third-party processing costs and direct and indirect internal processing costs. The cost of materials sold fluctuates with our sales volume and our ability to purchase metals at competitive prices. Increases in sales volume generally enable us both to improve purchasing leverage with suppliers, as we buy larger quantities of metals inventories, and to reduce operating expenses per ton sold.

Gross profit. Gross profit is the difference between net sales and the cost of materials sold. Our sales prices to our customers are subject to market competition. Achieving acceptable levels of gross profit is dependent on our acquiring metals at competitive prices, our ability to manage the impact of changing prices and efficiently managing our internal and external processing costs.

Operating expenses. Optimizing business processes and asset utilization to lower fixed expenses such as employee, facility and truck fleet costs which cannot be rapidly reduced in times of declining volume, and maintaining low fixed cost structure in times of increasing sales volume, have a significant impact on our profitability. Operating expenses include costs related to warehousing and distributing our products as well as selling, general and administrative expenses.

The metals service center industry is generally considered cyclical with periods of strong demand and higher prices followed by periods of weaker demand and lower prices due to the cyclical nature of the industries in which the largest consumers of metals operate. However, domestic metals prices are volatile and remain difficult to predict due to its commodity nature and the extent which prices are affected by interest rates, foreign exchange rates, energy prices, international supply/demand imbalances, surcharges and other factors.

Platinum Acquisition

On October 19, 2007, the merger of Merger Sub with and into Ryerson Inc., was consummated in accordance with the Merger Agreement. Pursuant to the terms of the Merger Agreement, each outstanding share of Ryerson Inc. common stock and Series A $2.40 Cumulative Convertible Preferred Stock was converted into the right to receive $34.50 in cash. In connection with the Platinum Acquisition, Ryerson Holding paid a cash purchase price of $1,065 million, plus the assumption of $653 million of debt. Upon the closing of the Platinum Acquisition, Ryerson Inc. became a wholly-owned subsidiary of Ryerson Holding. 99% of the issued and outstanding capital stock of Ryerson Holding is owned by Platinum.

On October 19, 2007, Merger Sub issued $150 million initial floating rate notes and $425 million of initial fixed rate notes. Merger Sub was formed solely for the purpose of merging with and into Ryerson Inc. Ryerson Inc. is the surviving corporation of the Platinum Acquisition and assumed the obligations of Merger Sub. Also, on October 19, 2007, Merger Sub entered into the five-year, $1.35 billion Ryerson Credit Facility with a maturity date of October 18, 2012. In addition to the new debt, Merger Sub received a $500 million capital contribution from Ryerson Holding. The proceeds from the issuance of the initial notes, the initial borrowings under the Ryerson Credit Facility and the capital contribution were used to (i) finance the Platinum Acquisition; (ii) repay and terminate our then outstanding five-year $750 million amended credit facility (the “Amended Credit Facility”) and $450 million five-year securitization facility (the “Securitization Facility”); (iii) repurchase $145.9 million of our then outstanding $150 million aggregate principal amount of outstanding 2011 Notes and pay related tender offer costs; (iv) repurchase all of our then outstanding $175 million of 2024 Notes and pay related conversion premiums; and (v) pay other costs and expenses related to these transactions.

Results of Operations

	Successor						Predecessor
	Year Ended December 31, 2009	% of Net Sales	Year Ended December 31, 2008	% of Net Sales	October 20 to December 31, 2007	% of Net Sales	January 1 to October 19, 2007	% of Net Sales
Net sales	$3,066.1	100.0%	$5,309.8	100.0%	$966.3	100.0%	$5,035.6	100.0%
Cost of materials sold	2,610.0	85.1	4,596.9	86.6	829.1	85.8	4,307.1	85.5

Gross profit	456.1	14.9	712.9	13.4	137.2	14.2	728.5	14.5
Warehousing, delivery, selling, general and administrative expenses	483.8	15.8	586.1	11.0	126.9	13.1	569.5	11.3
Restructuring charges	—	—	—	—	—	—	5.1	0.1
Gain on sale of assets	(3.3)	(0.1)	—	—	—	—	(7.2)	(0.1)
Impairment charge on fixed assets	19.3	0.6	—	—	—	—	—	—
Other postretirement benefits curtailment gain	(2.0)	—	—	—	—	—	—	—

Operating profit (loss)	(41.7)	(1.4)	126.8	2.4	10.3	1.1	161.1	3.2
Other expenses	(83.0)	(2.7)	(80.7)	(1.5)	(28.4)	(3.0)	(56.1)	(1.0)
Provision (benefit) for income taxes	67.5	2.2	14.8	0.3	(6.9)	(0.7)	36.9	0.7
Noncontrolling interest	(1.5)	—	(1.2)	—	—	—	—	—

Net income (loss) attributable to Ryerson Holding Corporation	(190.7)	(6.3)	32.5	0.6	(11.2)	(1.2)	68.1	1.4
Basic earnings (loss) per share	(38.14)	—	6.50	—	(2.24)	—	2.56	—
Diluted earnings (loss) per share	(38.14)	—	6.50	—	(2.24)	—	2.19	—

Comparison of the year ended December 31, 2008 with the year ended December 31, 2009

Net Sales

Net sales decreased 42.3% to $3.1 billion in 2009 as compared to $5.3 billion in 2008. Tons sold per ship day were 7,496 in 2009 as compared to 9,902 in 2008. Volume decreased 24.9% in 2009 due to significant economic weakness in the manufacturing sector impacting all of our product lines. Revenue per ship day was $12.2 million in 2009 as compared to $21.0 million in 2008. The average selling price per ton decreased in 2009 to $1,630 from $2,120 in 2008 reflecting the significant deterioration of market conditions compared to 2008. Average selling prices per ton decreased for each of our product lines in 2009 with the largest decline in our stainless steel product line.

Cost of Materials Sold

Cost of materials sold decreased 43.2% to $2.6 billion compared to $4.6 billion in 2008. The decrease in cost of materials sold in 2009 compared to 2008 is due to the decrease in tons sold resulting from the economic recession along with decreases in average mill prices. The average cost of materials sold per ton decreased to $1,387 in 2009 from $1,836 in 2008. Our average cost of materials sold per ton decreased for each of our product lines in 2009. The average cost of materials sold for our stainless steel product line declined more than our other products, in line with the change in average selling prices per ton.

Inventory reductions during the year 2008 resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of purchases in the year. The LIFO liquidation gain was $16 million for the year 2008. During 2008, LIFO expense was $91 million, which included the $16 million LIFO liquidation gain primarily related to increases in the costs of carbon steel. During 2009, LIFO income was $174 million primarily related to decreases in inventory prices.

Gross Profit

Gross profit as a percentage of sales was 14.9% in 2009 as compared to 13.4% in 2008. While revenue per ton declined in 2009 as compared to 2008, we were able to reduce our cost of materials sold per ton at a faster pace resulting in higher gross margins. Gross profit decreased 36.0% to $456.1 million in 2009 as compared to $712.9 million in 2008.

Operating Expenses

Operating expenses as a percentage of sales increased to 16.3% in 2009 from 11.0% in 2008. Operating expenses in 2009 decreased primarily due to lower wages and salaries of $36.0 million and lower employee benefit expenses of $17.7 million resulting from lower employment levels after workforce reductions, lower bonus and commission expenses of $17.8 million resulting from reduced profitability, lower delivery expenses of $27.6 million resulting from reduced volume, lower facility expenses of $13.8 million primarily due to plant closures, the $3.3 million gain on the sale of assets, and the $2.0 million other postretirement benefit curtailment gain, partially offset by an impairment charge of $19.3 million to reduce the carrying value of certain assets to their net realizable value, an incremental $8.4 million impact from a full year of expenses for our joint venture in China, VSC-Ryerson, which we began to fully consolidate in November of 2008 and higher legal expenses of $2.7 million. On a per ton basis, the 2009 operating expenses increased to $265 per ton from $234 per ton in 2008 due to the relatively greater decline in volume being partially offset by lower operating expenses.

Operating Profit (Loss)

As a result of the factors above, in 2009 we incurred an operating loss of $41.7 million, or 1.4% of sales, compared to an operating profit of $126.8 million, or 2.4% of sales, in 2008.

Other Expenses

Interest and other expense on debt decreased to $72.9 million in the year 2009 from $109.9 million in 2008 primarily due to lower average borrowings and lower interest rates on variable rate debt as compared to the same period in the prior year, as well as the impact of retirement of a portion of the 2014 and 2015 Notes. Other income and (expense), net was an expense in 2009 in the amount of $10.1 million compared to income of $29.2 million in 2008. The year 2009 was negatively impacted by $11.8 million of foreign exchange losses related to short-term loans from our Canadian operations, partially offset by the recognition of a $2.7 million gain on the retirement of a portion of the 2014 and 2015 Notes we repurchased at a discount. In 2008, we recognized a gain of $18.2 million on the retirement of a portion of the 2014 and 2015 Notes, which we repurchased at a discount, as well as a $6.7 million gain on the sale of a held-for-sale corporate bond investment.

Provision (Benefit) for Income Taxes

Income tax expense was $67.5 million in 2009 compared $14.8 million in 2008. During 2009, the Company recorded a charge of $92.7 million to establish a valuation allowance against its U.S. deferred tax assets, as the Company determined that it was more-likely-than-not that it would not realize the full value of a portion of its U.S. deferred tax assets. In 2009, we also incurred a $14.5 million income tax charge and an $8.5 million capital gains withholding tax in India on the sale of our joint venture interest. Partially offsetting the charges in 2009 is the tax benefit recognized for losses at the statutory tax rates and an $8.5 million foreign tax credit in the jurisdictions of our foreign subsidiaries. The effective tax rate was 32.1% in 2008. The tax rate in 2008 reflected a higher proportion of pretax income from joint ventures with lower foreign income tax rates and the Company’s qualification for and the recognition of a manufacturing tax deduction for the first time in 2008.

Noncontrolling Interest

Based on our increased ownership, we have fully consolidated the operations of VSC-Ryerson as of October 31, 2008. In the period from October 31, 2008 to December 31, 2008, VSC-Ryerson’s results of operations was a loss. The portion attributable to the noncontrolling interest in VSC-Ryerson was $1.2 million. VSC-Ryerson also incurred a loss in 2009 due to the economic weakness in the manufacturing industry in China. The portion attributable to the noncontrolling interest in VSC-Ryerson was $1.5 million for 2009.

Earnings Per Share

Basic and diluted earnings (loss) per share was $(38.14) in 2009 and $6.50 in 2008. The changes in earnings (loss) per share are due to the results of operations discussed above.

Comparison of the Periods from January 1, 2007 to October 19, 2007 and October 20, 2007 to December 31, 2007 with the year ended December 31, 2008

Net Sales

Net sales were $5.3 billion in the year 2008 as compared to $5.0 billion in the period from January 1 to October 19, 2007 and $1.0 billion in the period from October 20, 2007 to December 31, 2007.

Tons sold per ship day was 9,902 in 2008 as compared to 12,305 in the period from January 1 to October 19, 2007 and was 10,836 in the period from October 20 to December 31, 2007. Volume decreased in 2008 due to economic weakness in the manufacturing sector. The fourth quarter 2008 tons sold per ship day of 8,298 deteriorated further from the first nine months of 2008 as economic conditions worsened in combination with seasonally lower demand in the fourth quarter.

Revenue per ship day was $21.0 million in 2008 as compared to $24.4 million in the period from January 1 to October 19, 2007 and was $21.0 million in the period from October 20 to December 31, 2007. The average selling price per ton increased in 2008 to $2,120 from $1,987 for the period January 1 to October 19, 2007 and $1,939 for the period October 20 to December 31, 2007 primarily due to higher carbon steel prices. Fourth quarter 2008 revenue per ship day of $17.6 million declined from the first nine months of 2008 due to worsening economic conditions in combination with seasonally lower demand in the fourth quarter.

Cost of Materials Sold

Cost of materials sold per ship day decreased to $18.2 million in 2008 compared to $20.9 million in the period from January 1 to October 19, 2007 and increased slightly from $18.0 million in the period from October 20 to December 31, 2007. The decrease in cost of materials sold in 2008 compared to the period from January 1 to October 19, 2007 is due to the decrease in tons sold resulting from the economic weakness, partially offset by increases in average mill prices. Cost of materials sold per ship day in the period from October 20 to December 31, 2007 reflected seasonally lower demand. The average cost of materials sold per ton increased to $1,836 in 2008 from $1,664 in the period from January 1 to October 19, 2007 and $1,700 in the period from October 20 to December 31, 2007.

Inventory reductions during the year 2008 and the period from January 1 to October 19, 2007 resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of purchases in the year 2008 and the period from January 1 to October 31, 2007. The LIFO liquidation gain was $16 million for the year 2008 and $69 million for the period January 1 to October 19, 2007. During 2008, LIFO expense was $91 million, which included the $16 million LIFO liquidation gain primarily related to increases in the costs of carbon steel. The period from October 20 to December 31, 2007 included LIFO expense of $11 million primarily related to increases in the costs of carbon steel and stainless steel.

Gross Profit

Gross profit as a percentage of sales was 13.4% in the year 2008 as compared to 14.5% in the period from January 1 to October 19, 2007 and 14.2% in the period from October 20 to December 31, 2007.

Operating Expenses

Operating expenses as a percentage of sales decreased to 11.0% in the year 2008 from 11.3% in the period from January 1 to October 19, 2007 and 13.1% in the period from October 20 to December 31, 2007. Operating expenses in the year 2008 decreased primarily as a result of workforce reductions which lowered wages, salaries and benefit expenses and from the elimination of stock-based compensation programs which negatively impacted the period from January 1 to October 19, 2007.

Operating Profit

As a result of the factors above, operating profit was $126.8 million in the year 2008, representing 2.4% of sales compared to $161.1 million in the period from January 1 to October 19, 2007, representing 3.2% of sales, and $10.3 million in the period from October 20 to December 31, 2007, representing 1.1% of sales.

Other Expenses

Other expenses, primarily interest and financing costs, increased to $80.7 million in the year 2008 from $56.1 million in the period from January 1 to October 19, 2007 and to $28.4 million in the period from October 20 to December 31, 2007. Other expense per day was $0.2 million in both the year 2008 and the period from January 1 to October 19, 2007 and was $0.4 million in the period from October 20 to December 31, 2007. Other expenses in the year 2008 and the period from October 20 to December 31, 2007 was unfavorably impacted by higher interest rates on the initial floating rate notes and the initial fixed rate notes as compared to the 2011 Notes and 2024 Notes and higher average borrowings. In the year 2008, Ryerson Inc. repurchased $47.1 million of its floating rate notes and $42.8 million of its senior notes, which resulted in a gain of $18.2 million that was recorded in other income and expense, net. Other income and (expense), net in the year 2008 was favorably impacted by a $6.7 million gain on the sale of a held-for-sale corporate bond investment. Interest and other expense on debt in the year 2008 included a $2.4 million write off of debt issuance costs associated with the repurchased notes. Interest and other expense on debt in the period from January 1 to October 19, 2007 included a $2.9 million write off of unamortized debt issuance costs associated with the 2024 Notes that was classified as short term debt as a condition for conversion was met and a $2.7 million write off of debt issuance cost associated with our prior credit facility upon entering into an amended revolving credit facility. The period from October 20 to December 31, 2007 included a $4.7 million write off of unused bridge loan fees related to the merger.

Provision for Income Taxes

Income tax expense was $14.8 million in the year 2008 compared to tax expense of $36.9 million in the period from January 1 to October 19, 2007 and a tax benefit of $6.9 million in the period from October 20 to December 31, 2007. The effective tax rate was 32.1% in the year 2008 compared to 35.1% in the period from January 1 to October 19, 2007 and 38.1% in the period from October 20 to December 31, 2007. The lower tax rate in 2008 resulted from a higher proportion of pretax income from joint ventures with lower foreign income tax rates and our qualification for a manufacturing tax deduction for the first time in 2008. The period from January 1 to October 19, 2007 included a $3.9 million income tax benefit during the period as a result of a favorable settlement from an IRS examination.

Noncontrolling Interest

Based on our increased ownership, we have fully consolidated the operations of VSC-Ryerson as of October 31, 2008. In the period from October 31, 2008 to December 31, 2008, VSC-Ryerson’s results of operations was a loss. The portion attributable to the noncontrolling interest in VSC-Ryerson was $1.2 million.

Earnings Per Share

Diluted earnings per share was $6.50 in the year 2008 and $2.19 in the period from January 1 to October 19, 2007. Diluted loss per share was $2.24 in the period from October 20 to December 31, 2007. The changes in diluted earnings per share are due primarily to the results of operations discussed above and the change in weighted average shares outstanding. In the predecessor period from January 1 to October 19, 2007, the weighted average diluted shares outstanding was 31.1 million. Upon the merger of Merger Sub with and into Ryerson Inc. on October 19, 2007, each outstanding share of Ryerson Inc. common stock and Series A $2.40 Cumulative Convertible Preferred Stock was converted into the right to receive $34.50 in cash and retired. Ryerson Holding was formed on July 16, 2007 with 10.0 million shares of common stock authorized and 5.0 million shares of common stock were issued. In the successor periods, weighted average diluted shares outstanding was 5.0 million in both the year 2008 and the period from October 20 to December 31, 2007.

Liquidity and Capital Resources

The Company’s primary sources of liquidity are cash and cash equivalents, cash flows from operations and borrowing availability under the Ryerson Credit Facility. Its principal source of operating cash is from the sale of metals and other materials. Its principal uses of cash are for payments associated with the procurement and processing of metals and other materials inventories, costs incurred for the warehousing and delivery of inventories and the selling and administrative costs of the business, capital expenditures and for interest payments on debt.

On October 19, 2007, the merger of Merger Sub with and into Ryerson Inc., was consummated in accordance with the Merger Agreement. In connection with the Platinum Acquisition, Ryerson Holding paid a cash purchase price of $1,065 million, plus the assumption of $653 million of debt. Upon the closing of the Platinum Acquisition, Ryerson Inc. became a wholly-owned subsidiary of Ryerson Holding.

In connection with the Platinum Acquisition, we refinanced our capital and debt structure. On October 19, 2007, Merger Sub issued the initial notes. Merger Sub was formed solely for the purpose of merging with and into Ryerson Inc. Ryerson Inc. is the surviving corporation of the Platinum Acquisition and assumed the obligations of Merger Sub. Also, on October 19, 2007, Merger Sub entered into the five-year, $1.35 billion Ryerson Credit Facility with a maturity date of October 18, 2012. In addition to the new debt, Merger Sub received the $500 million capital contribution. The proceeds from the issuance of the initial notes, the initial borrowings under the Ryerson Credit Facility and the capital contribution were used to (i) finance the merger; (ii) repay and terminate the Amended Credit Facility and the Securitization Facility; (iii) repurchase $145.9 million of our then outstanding $150 million aggregate principal amount of outstanding 2011 Notes and pay related tender offer costs; (iv) repurchase all of our then outstanding $175 million of 2024 Notes and pay related conversion premiums; and (v) pay other costs and expenses related to these transactions.

The following table summarizes the Company’s cash flows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Net cash provided by operating activities	$284.9	$280.5	$54.1	$564.0
Net cash provided by (used in) investing activities	32.1	19.3	(1,069.6)	(24.0)
Net cash provided by (used in) financing activities	(342.4)	(197.0)	1,021.2	(565.6)
Effect of exchange rates on cash	10.0	(7.6)	—	—

Net increase (decrease) in cash and cash equivalents	$(15.4)	$95.2	$5.7	$(25.6)

The Company had cash and cash equivalents at December 31, 2009 of $115.0 million compared to $130.4 million at December 31, 2008 and $35.2 million at December 31, 2007. The Company had $754 million and $1,030 million of total debt outstanding, a debt-to-capitalization ratio of 83% and 72%, and $268 million and $469 million available under the Ryerson Credit Facility at December 31, 2009 and December 31, 2008, respectively. At December 31, 2007, the Company had $1,229 million of total debt outstanding, a debt-to-capitalization ratio of 71% and $392 million available under its prior revolving credit facility.

During the years ended December 31, 2009 and 2008, the periods from October 20 to December 31, 2007 and from January 1 to October 19, 2007, net cash provided by operating activities was $284.9 million, $280.5 million, $54.1 million and $564.0 million respectively. Net income (loss) was $(192.2) million, $31.3 million, ($11.2) million and $68.1 million for the years ended December 31, 2009 and 2008, and the periods from October 20 to December 31, 2007 and from January 1 to October 19, 2007, respectively. Cash provided by operating activities of $284.9 million during the year ended December 31, 2009 was primarily the result of a decrease in inventories of $226.9 million resulting from management’s efforts to reduce inventory in a weak economic environment, a decrease in accounts receivable of $150.9 million reflecting lower volume in 2009 and a decrease in taxes receivable of $43.2 million. Cash provided by operating activities of $280.5 million during the year ended December 31, 2008 was primarily the result of a decrease in inventories of $262.4 million resulting from management’s efforts to reduce inventory in a weak economic environment and a decrease in accounts receivable of $120.0 million reflecting lower volume in 2008, partially offset by a decrease in accounts payable of $80.0 million and a decrease in accrued liabilities of $50.3 million. Cash provided by operating activities of $54.1 million during the periods from October 20 to December 31, 2007 primarily resulted from lower receivables of $126.9 million at December 31, 2007 due to lower sales volume at the end of the year compared to sales prior to October 19, 2007. Cash provided by operating activities of $564.0 million during the periods from January 1 to October 19, 2007 was primarily due to a reduction in inventory of $488.6 million at October 19, 2007 compared to the ending inventory balance of $1,128.6 million at December 31, 2006, which resulted from management’s efforts to lower on hand inventory and increase inventory turns.

Net cash provided by investing activities was $32.1 million in 2009 compared to $19.3 million in 2008. Net cash used in investing activities for the periods from October 20 to December 31, 2007 and from January 1 to October 19, 2007 was $1,069.6 million and $24.0 million respectively. Cash used for the merger among Ryerson Holding, Merger Sub and Ryerson Inc., net of cash acquired, was $1,065.4 million during the period from October 20 to December 31, 2007. In 2008, the Company invested $18.5 million to buy an additional 40% interest in VSC-Ryerson, increasing our ownership percentage to 80%. Cash increased $30.5 million due to fully consolidating the results of VSC-Ryerson beginning October 31, 2008. In 2008, the Company purchased corporate bonds as an investment for $24.2 million, which were sold later in 2008 for proceeds of $30.9 million. The Company sold its 50 percent investment in Tata Ryerson Limited to its joint venture partner, Tata Steel Limited, during the third quarter of 2009, generating cash proceeds of $49.0 million. Capital expenditures for the years ended December 31, 2009 and 2008, the periods from October 20 to December 31, 2007 and from January 1 to October 19, 2007 was $22.8 million, $30.1 million, $9.1 million and $51.6 million, respectively. The Company sold plant, property and equipment generating cash proceeds of $18.4 million, $31.7 million, $4.4 million and $32.8 million during the years ended December 31, 2009 and 2008, the periods from October 20 to December 31, 2007 and from January 1 to October 19, 2007, respectively.

Net cash used in financing activities was $342.4 million for the year ended December 31, 2009, primarily related to credit facility repayments made possible from lower working capital requirements as well as a $56.5 million dividend paid to our stockholders. Net cash used in financing activities was $197.0 million for the year ended December 31, 2008, primarily due to the repurchase of Ryerson Inc.’s 2014 and 2015 Notes for $71.7 million and a net reduction in borrowings under the Ryerson Credit Facility of $133.2 million. Net cash provided by financing activities was $1,021.2 million for the period from October 20 to December 31, 2007, primarily from the issuance of the 2014 and 2015 Notes of $575.0 million (see discussion under “Total Debt” caption), net proceeds from the Ryerson Credit Facility of $620.2 million and a $500.0 million capital contribution from Platinum partially offset by the repayment and retirement of $648.8 million of debt assumed in the Platinum Acquisition. Net cash used in financing activities for the period January 1 to October 19, 2007 was $565.6 million primarily due to a reduction in net borrowings under the Amended Credit Facility, primarily related to lower working capital needs. During the period January 1 to October 19, 2007, we received $3.0 million of proceeds on the exercise of common stock options.

The Company believes that cash flow from operations and proceeds from the Ryerson Credit Facility will provide sufficient funds to meet the Company’s contractual obligations and operating requirements in the normal course of business.

Total Debt

As a result of the net cash provided by operating activities, total debt in the Consolidated Balance Sheet decreased to $754.2 million at December 31, 2009 from $1,030.3 million at December 31, 2008.

Total debt outstanding as of December 31, 2009 consisted of the following amounts: $250.2 million borrowing under the Ryerson Credit Facility, $102.9 million under the 2014 Notes (as defined below), $376.2 million under the 2015 Notes (as defined below), $20.8 million of foreign debt and $4.1 million under the 2011 Notes (as defined below). Availability at December 31, 2009 and 2008 under the Ryerson Credit Facility was $268 million and $469 million, respectively. Discussion of each of these borrowings follows.

Ryerson Credit Facility

On October 19, 2007, Ryerson entered into the Ryerson Credit Facility, a 5-year, $1.35 billion revolving credit facility agreement with a maturity date of October 18, 2012. At December 31, 2009, Ryerson had $250.2 million of outstanding borrowings, $32 million of letters of credit issued and $268 million available under the Ryerson Credit Facility compared to $518.3 million of outstanding borrowings, $32 million of letters of credit issued and $469 million available at December 31, 2008. Total credit availability is limited by the amount of eligible account receivables and inventory pledged as collateral under the agreement insofar as the Company is subject to a borrowing base comprised of the aggregate of these two amounts, less applicable reserves. Eligible account receivables, at any date of determination, are comprised of the aggregate value of all accounts directly created by a borrower in the ordinary course of business arising out of the sale of goods or the rendition of services, each of which has been invoiced, with such receivables adjusted to exclude various ineligible accounts, including, among other things, those to which a borrower does not have sole and absolute title and accounts arising out of a sale to an employee, officer, director, or affiliate of a borrower. The weighted average interest rate on the borrowings under the Ryerson Credit Facility was 2.1 percent and 2.4 percent at December 31, 2009 and 2008, respectively.

Amounts outstanding under the Ryerson Credit Facility bear interest at a rate determined by reference to the base rate (Bank of America’s prime rate) or a LIBOR rate or, for the Company’s Canadian subsidiary which is a borrower, a rate determined by reference to the Canadian base rate (Bank of America-Canada Branch’s “Base Rate” for loans in U.S. Dollars in Canada) or the BA rate (average annual rate applicable to Canadian Dollar bankers’ acceptances) or a LIBOR rate and the Canadian prime rate (Bank of America-Canada Branch’s “Prime Rate”). The spread over the base rate and Canadian prime rate is between 0.25% and 1.00% and the spread over the LIBOR and for the bankers’ acceptances is between 1.25% and 2.00%, depending on the amount available to be borrowed. Overdue amounts and all amounts owed during the existence of a default bear interest at 2% above the rate otherwise applicable thereto. Ryerson also pays commitment fees on amounts not borrowed at a rate between 0.25% and 0.35% depending on the average borrowings as a percentage of the total $1.35 billion agreement during rolling a three month period.

Borrowings under the Ryerson Credit Facility are secured by first-priority liens on all of the inventory, accounts receivable, lockbox accounts and related assets of Ryerson Inc., other subsidiary borrowers and certain other U.S. subsidiaries of Ryerson Inc. that act as guarantors.

The Ryerson Credit Facility contains covenants that, among other things, restrict Ryerson with respect to the incurrence of debt, the creation of liens, transactions with affiliates, mergers and consolidations, sales of assets and acquisitions. The Ryerson Credit Facility also requires that, if availability under such facility declines to a certain level, Ryerson maintain a minimum fixed charge coverage ratio as of the end of each fiscal quarter.

The Ryerson Credit Facility contains events of default with respect to, among other things, default in the payment of principal when due or the payment of interest, fees and other amounts after a specified grace period, material misrepresentations, failure to perform certain specified covenants, certain bankruptcy events, the invalidity of certain security agreements or guarantees, material judgments and the occurrence of a change of control of Ryerson. If such an event of default occurs, the lenders under the Ryerson Credit Facility will be entitled to various remedies, including acceleration of amounts outstanding under the Ryerson Credit Facility and all other actions permitted to be taken by secured creditors.

The lenders under the Ryerson Credit Facility have the ability to reject a borrowing request if any event, circumstance or development has occurred that has had or could reasonably be expected to have a material adverse effect on Ryerson. If Ryerson Inc., any of the other borrowers or any significant subsidiaries of the other borrowers becomes insolvent or commences bankruptcy proceedings, all amounts borrowed under the Ryerson Credit Facility will become immediately due and payable.

Ryerson Holding Notes

On January 29, 2010, Ryerson Holding issued $483 million aggregate principal amount at maturity of 14 1/2% Senior Discount Notes due 2015 (the “Ryerson Holding Notes”). No cash interest accrues on the Ryerson Holding Notes. The Ryerson Holding Notes had an initial accreted value of $ 455.98 per $1,000 principal amount at maturity of the Ryerson Holding Notes. The accreted value of each Ryerson Holding Note increases from the date of issuance until October 31, 2010 at a rate of 14.50%. Thereafter the interest rate increases by 1% (to 15.50%) until July 31, 2011, an additional 1.00% (to 16.50%) on August 1, 2011 until April 30, 2012, and increases by an additional 0.50% (to 17.00%) on May 1, 2012 until the maturity date. Interest compounds semi-annually such that the accreted value will equal the principal amount at maturity of each note on that date. The Ryerson Holding Notes are not guaranteed by any of Ryerson Holding’s subsidiaries and are secured by a first-priority security interest in the capital stock of Ryerson Inc. The Ryerson Holding Notes rank equally in right of payment with all of Ryerson Holding’s senior debt and senior in right of payment to all of Ryerson Holding’s subordinated debt. The Ryerson Holding Notes are effectively junior to Ryerson Holding’s other secured debt to the extent of the collateral securing such debt (other than the capital stock of Ryerson Inc.). Because the Ryerson Holding Notes are not guaranteed by any of Ryerson Holding’s subsidiaries, the notes are structurally subordinated to all indebtedness and other liabilities (including trade payables) of Ryerson Holding’s subsidiaries, including Ryerson Inc.

The Ryerson Holding Notes contain customary covenants that, among other things, limit, subject to certain exceptions, Ryerson Holding’s ability to incur additional indebtedness, pay dividends on its capital stock or repurchase its capital stock, make certain investments or other restricted payments, create liens or use assets as security in other transactions, enter into sale and leaseback transactions, merge, consolidate or transfer or dispose of substantially all of Ryerson Holding’s assets, and engage in certain transactions with affiliates.

The Ryerson Holding Notes are redeemable, at our option, in whole or in part, at any time at specified redemption prices. We are required to redeem the Ryerson Holding Notes upon the receipt of net proceeds of certain qualified equity issuances, specified change of controls and/or specified receipt of dividends. As of March 1, 2010, $223.2 million of the Ryerson Holding Notes remain outstanding. We intend to redeem the Ryerson Holding Notes in full, plus pay accrued and unpaid interest up to, but not including, the redemption date, with the net proceeds from this offering.

Ryerson Notes

On October 19, 2007, Ryerson Inc. issued $150 million Floating Rate Senior Secured Notes due November 1, 2014 (“2014 Notes”) and $425 million 12% Senior Secured Notes due November 1, 2015 (“2015 Notes”) (together, the “Ryerson Notes”). The floating rate 2014 Notes bear interest at a rate, reset quarterly, of LIBOR plus 7.375% per annum. The fixed rate 2015 Notes bear interest at a rate of 12% per annum. The Ryerson Notes are fully and unconditionally guaranteed on a senior secured basis by certain of Ryerson Inc.’s existing and future subsidiaries (including those existing and future domestic subsidiaries that are co-borrowers or guarantee obligations under the Ryerson Credit Facility).

At December 31, 2009, $376.2 million of the 2015 Notes and $102.9 million of the 2014 Notes remain outstanding. During 2009, $6.0 million principal amount of the 2015 Notes were repurchased for $3.3 million and retired, resulting in the recognition of a $2.7 million gain within other income and (expense), net on the consolidated statement of operations. During 2008, $42.8 million principal amount of the 2015 Notes and $47.1 principal amount of the 2014 Notes were repurchased and retired, resulting in the recognition of an $18.2 million gain within other income and (expense), net on the consolidated statement of operations.

The Ryerson Notes and guarantees are secured by a first-priority lien on substantially all of Ryerson Inc. and its guarantors’ present and future assets located in the United States (other than receivables and inventory and related general intangibles, certain other assets and proceeds thereof) including equipment, owned real property interests valued at $1 million or more, and all present and future shares of capital stock or other equity interests of each of Ryerson Inc. and its guarantors’ directly owned domestic subsidiaries and 65% of the present and future shares of capital stock or other equity interests, of each of Ryerson Inc. and its guarantor’s directly owned foreign restricted subsidiaries, in each case subject to certain exceptions and customary permitted liens. The Ryerson Notes and guarantees are secured on a second-priority basis by a lien on the assets that secure Ryerson Inc.’s obligations under the Ryerson Credit Facility. The Ryerson Notes contain customary covenants that, among other things, limit, subject to certain exceptions, Ryerson Inc.’s ability, and the ability of its restricted subsidiaries, to incur additional indebtedness, pay dividends on its capital stock or repurchase its capital stock, make investments, sell assets, engage in acquisitions, mergers or consolidations or create liens or use assets as security in other transactions. Subject to certain exceptions, Ryerson Inc. may only pay dividends to Ryerson Holding to the extent of 50% of future net income, once prior losses are offset.

The Ryerson Notes will be redeemable by Ryerson Inc., in whole or in part, at any time on or after November 1, 2011 at specified redemption prices. Additionally, on or prior to November 1, 2010, the Company may redeem up to 35% of the outstanding 2015 Notes with the net proceeds of specified equity offerings at specified redemption prices. If a change of control occurs, Ryerson Inc. must offer to purchase the Ryerson Notes at 101% of their principal amount, plus accrued and unpaid interest.

Pursuant to a registration rights agreement, Ryerson Inc. agreed to file with the SEC by July 15, 2008, a registration statement with respect to an offer to exchange each of the notes for a new issue of debt securities registered under the Securities Act, with terms substantially identical to those of the Ryerson Notes and to consummate an exchange offer no later than November 12, 2008. Ryerson Inc. did not consummate an exchange offer by November 12, 2008 and therefore, was required to pay additional interest to the holders of the initial notes. As a result, Ryerson Inc. paid an additional approximately $0.6 million in interest to the holders of the Ryerson Notes with the interest payment on May 1, 2009. Ryerson Inc. completed the exchange offer on April 9, 2009. Upon completion of the exchange offer, Ryerson Inc.’s obligation to pay additional interest ceased.

Foreign Debt

Based on our ownership percentage of VSC-Ryerson, we have fully consolidated the operations of VSC-Ryerson as of October 31, 2008. Of the total borrowings of $20.8 million outstanding at December 31, 2009, $12.6 million was owed to banks in Asia at a weighted average interest rate of 2.2%, secured by inventory and property, plant and equipment. VSC-Ryerson also owed $8.2 million at December 31, 2009 to VSC, our joint venture partner, at a weighted average interest rate of 1.8%. Of the total borrowings of $22.8 million outstanding at December 31, 2008, $14.1 million was owed to banks in Asia at a weighted average interest rate of 5.6% secured by inventory and property, plant and equipment. VSC-Ryerson also owed $8.7 million at December 31, 2008 to VSC at a weighted average interest rate of 2.9%.

$150 Million 8 1/4% Senior Notes due 2011

At December 31, 2009 and 2008, $4.1 million of the 8 1/4% Senior Notes due 2011 (“2011 Notes”) remain outstanding. The 2011 Notes pay interest semi-annually and mature on December 15, 2011.

The 2011 Notes contained covenants, substantially all of which were removed pursuant to an amendment of the 2011 Notes as a result of the tender offer to repurchase the notes during 2007.

Pension Funding

The Company made contributions of $7.5 million in 2009, $16.8 million in 2008, $0.3 million during the period from October 20 to December 31, 2007, and $12.4 million during the period from January 1 to October 19, 2007 to improve the Company’s pension plans funded status. At December 31, 2009, as reflected in “NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Note 9: Retirement Benefits.” pension liabilities exceeded plan assets by $323 million. The Company anticipates that it will have a minimum required pension contribution of approximately $46 million in 2010 under the Employee Retirement Income Security Act of 1974 (“ERISA”) and Pension Protection Act (“PPA”) in the U.S and the Ontario Pension Benefits Act. Future contribution requirements depend on the investment returns on plan assets, the impact of discount rates on pension liabilities, and changes in regulatory requirements. The Company is unable to determine the amount or timing of any such contributions required by ERISA or whether any such contributions would have a material adverse effect on the Company’s financial position or cash flows. The Company believes that cash flow from operations and the Ryerson Credit Facility described above will provide sufficient funds to make the minimum required contribution in 2010.

Income Tax Payments

The Company received income tax refunds of $29.1 in 2009. The Company paid income taxes of $9.7 million in 2008, $2.8 million during the period of October 20 to December 31, 2007, and $58.7 million during the period January 1 to October 19, 2007. The Company expects to pay income taxes of approximately $3 million in the first quarter of 2010 and may be required to pay additional amounts thereafter in 2010 depending upon the Company’s profitability.

Off-Balance Sheet Arrangements

In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as letters of credit, which totaled $32 million as of December 31, 2009. Additionally, other than normal course long-term operating leases included in the following Contractual Obligations table, the Company does not have any material off-balance sheet financing arrangements. None of these off-balance sheet arrangements are likely to have a material effect on the Company’s current or future financial condition, results of operations, liquidity or capital resources.

Contractual Obligations

The following table presents contractual obligations at December 31, 2009:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
	(In millions)
Contractual Obligations(1)
Floating Rate Notes	$103	$—	$—	$103	$—
Fixed Rate Long Term Notes	376	—	—	—	376
Other Long Term Notes	4	—	4	—	—
Ryerson Credit Facility	250	—	250	—	—
Foreign Debt	21	21	—	—	—
Interest on Floating Rate Notes, Fixed Rate Notes, Other Long Term Notes and Ryerson Credit Facility(2)	317	59	116	105	37
Purchase Obligations(3)	36	36	—	—	—
Operating leases	98	20	28	16	34

Total	$1,205	$136	$398	$224	$447

(1)	The contractual obligations disclosed above do not include the Company’s potential future pension funding obligations (see previous discussion under “Pension Funding” caption).

(2)	Interest payments related to the variable rate debt were estimated using the weighted average interest rate for the Ryerson Credit Facility and the initial floating rate notes. The Ryerson Credit Facility and the 2014 Notes were issued on October 19, 2007 in connection with the Platinum Acquisition.
(3)	The purchase obligations with suppliers are entered into when we receive firm sales commitments with certain of our customers.

Subsequent Events

On January 26, 2010, JT Ryerson, one of our subsidiaries, acquired all of the issued and outstanding capital stock of Texas Steel Processing, Inc., a steel plate processor based in Houston, Texas. The acquisition is not considered material to our consolidated statement of operations and consolidated balance sheet.

On January 29, 2010, Ryerson Holding issued $220 million of 14 ½ % Senior Discount Notes (“Ryerson Holding Notes”) that will accrete to an aggregated principal amount at maturity to $483 million, due on February 1, 2015. No cash interest will accrue on the Ryerson Holding Notes. The Ryerson Holding Notes have an initial accreted value of $455.98 per $1,000 principal amount and will accrete from the date of issuance until maturity on a semi-annual basis. The accreted value of each note will increase at a rate of 14 ½ % until October 31, 2010. Thereafter, the interest rate will increase by 1% (to 15 ½ %) until July 31, 2011, increasing by an additional 1% (to 16 ½ %) on August 1, 2011 until April 30, 2012, and increasing by an additional 0.5% (to 17%) on May 1, 2012 until the maturity date.

On January 29, 2010, Ryerson Holding declared and paid a dividend of $213.8 million to our stockholders.

Ryerson Holding filed a Form S-1 on January 22, 2010 for the possible issuance of common stock to public stockholders. The number of shares and offering price per share are unknown at this time. Upon completion of an offering of common stock, Platinum will continue to control all matters submitted for approval by our stockholders through its ownership of a majority of our outstanding common stock. These matters could include the election of all of the members of our Board of Directors, amendments to our organizational documents, or the approval of any proxy contests, mergers, tender offers, sales of assets or other major corporate transactions. The interests of Platinum may not in all cases be aligned with the interests of our other common stock stockholders.

JT Ryerson, one of our subsidiaries, is party to a corporate advisory services agreement with Platinum Advisors, an affiliate of Platinum, pursuant to which Platinum Advisors provides JT Ryerson certain business, management, administrative and financial advice. In connection with this offering, the parties intend to terminate this services agreement and as consideration for terminating the monitoring fee payable thereunder, JT Ryerson will pay Platinum Advisors $                 million.

Capital Expenditures

Capital expenditures during 2009, 2008 and 2007 totaled $22.8 million, $30.1 million and $60.7 million ($51.6 million during January 1 to October 19, 2007 and $9.1 million during October 20 to December 31, 2007), respectively. Capital expenditures were primarily for machinery and equipment in 2009, 2008 and 2007.

The Company anticipates capital expenditures, excluding acquisitions, to be approximately $30 million in 2010, which will maintain or improve the Company’s processing capacity.

Restructuring

2009

During 2009, the Company paid $6.4 million related to the exit plan liability recorded on October 19, 2007, as part of the Platinum Acquisition. The Company also recorded a $0.3 million reduction to the exit plan liability primarily due to lower property taxes on closed facilities than estimated in the initial restructuring plan. The remaining balance as of December 31, 2009 is expected to be paid during 2010.

2008

During 2008, we paid $29.3 million related to the exit plan liability recorded on October 19, 2007, as part of the Platinum Acquisition. We also recorded a $4.4 million reduction to the exit plan liability primarily due to 277 fewer employee terminations than anticipated in the initial restructuring plan. The reduction to the exit plan liability reduced goodwill by $2.6 million, net of tax. We also recorded a $0.4 million reduction to the exit plan liability in the fourth quarter of 2008 which was credited to operating expense.

2007

On October 19, 2007, as part of the Platinum Acquisition, we recorded a liability of $114.7 million for exit costs assumed in the acquisition, which are the result of a preliminary plan of facility consolidations and organizational restructuring. The liability consists of future cash outlays for employee-related costs, including severance for 1,148 employees and employee relocation costs, totaling $53.6 million, future cash outlays for tenancy and other costs totaling $3.2 million and non-cash costs of $57.9 million for pensions and other postretirement benefits, which are a reduction in the liability as such amounts are included in the deferred employee benefits liability at December 31, 2007.

From January 1 through October 19, 2007, we recorded a charge of $5.1 million due to workforce reductions and other tenancy obligations resulting from our integration of Integris Metals. Included in the charges were future cash outlays for employee-related costs of $3.6 million, including severance for 153 employees, non-cash costs of $0.7 million for pensions and other postretirement benefits, $0.2 million for future lease payments for closed facilities and non-cash costs of $0.6 million for impairment of leased facilities.

Deferred Tax Amounts

At December 31, 2009, we had a net deferred tax liability of $40 million comprised primarily of a deferred tax asset of $130 million related to pension liability, a deferred tax asset related to postretirement benefits other than pensions of $70 million, $47 million of Alternative Minimum Tax (“AMT”) credit carryforwards, and deferred tax assets of $18 million related to other deductible temporary differences, offset by a valuation allowance of $99 million, and deferred tax liabilities of $116 million related to fixed asset basis difference and $96 million inventory basis difference.

At December 31, 2009, the deferred tax asset related to our pension liability was $130 million. At December 31, 2009, we also had a deferred tax assets related to postretirement benefits other than pensions of $70 million. To the extent that future annual charges for pension and postretirement benefits expense continue to exceed amounts deductible for tax purposes, this deferred tax asset will continue to grow. Thereafter, even if we should have a tax loss in any year in which the deductible amount would exceed the financial statement expense, the tax law provides for a 20-year carryforward period of that loss.

The Company had $5 million of state net operating loss (“NOL”) carryforwards, net of tax, available at December 31, 2009.

In accordance with FASB ASC 740, “Income Taxes,” the Company assesses, on a quarterly basis, the realizability of its deferred tax assets. A valuation allowance must be established when, based upon the evaluation of all available evidence, it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. In making this determination, we analyzed, among other things, our recent history of earnings and cash flows, the nature and timing of future deductions and benefits represented by the deferred tax assets and our cumulative earnings for the last twelve quarters. As a result of the historical twelve quarters of cumulative U.S. pre-tax losses incurred during the second quarter of 2009, we were unable to rely on the positive evidence of projected future income. We reviewed all of the other future sources of taxable income such as: 1) the expected reversal of existing taxable temporary differences, 2) our ability to carryback taxable losses, and 3) the availability of prudent and feasible tax planning strategies. After considering both the positive and negative evidence during the second quarter of fiscal year 2009, the Company determined that it was more-likely-than-not that it would not realize the full value of a portion of its U.S. deferred tax assets. As a result, during the second quarter of 2009, the Company established a valuation allowance against its deferred tax assets in the U.S. to reduce them to the amount that is more-likely-than-not to be realized with a corresponding non-cash charge of $74.7 million to the provision for income taxes. During the second half of 2009, the changes in our deferred tax asset balances, primarily related to pension liabilities and fixed assets, required an additional charge of $23.9 million, increasing the valuation allowance to $98.8 million at December 31, 2009. Of the charges recorded during 2009, $92.7 million of this valuation allowance was charged to income tax provision and $5.9 million was charged to other comprehensive income in 2009. The valuation allowance is reviewed quarterly and will be maintained until sufficient positive evidence exists to support the reversal of some or all of the valuation allowance.

Critical Accounting Estimates

Preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of sales and expenses during the reporting period. Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed under the caption “NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Note 1: Statement of Accounting and Financial Policies.” These policies have been consistently applied and address such matters as revenue recognition, depreciation methods, inventory valuation, asset impairment recognition and pension and postretirement expense. While policies associated with estimates and judgments may be affected by different assumptions or conditions, we believe our estimates and judgments associated with the reported amounts are appropriate in the circumstances. Actual results may differ from those estimates.

We consider the policies discussed below as critical to an understanding of our financial statements, as application of these policies places the most significant demands on management’s judgment, with financial reporting results relying on estimation of matters that are uncertain.

Provision for allowances, claims and doubtful accounts: We perform ongoing credit evaluations of customers and set credit limits based upon review of the customers’ current credit information and payment history. We monitor customer payments and maintain a provision for estimated credit losses based on historical experience and specific customer collection issues that we have identified. Estimation of such losses requires adjusting historical loss experience for current economic conditions and judgments about the probable effects of economic conditions on certain customers. We cannot guarantee that the rate of future credit losses will be similar to past experience. Provisions for allowances and claims are based upon historical rates, expected trends and estimates of potential returns, allowances, customer discounts and incentives. We consider all available information when assessing the adequacy of the provision for allowances, claims and doubtful accounts.

Inventory valuation: Our inventories are valued at cost, which is not in excess of market. Inventory costs reflect metal and in-bound freight purchase costs, third-party processing costs and internal direct and allocated indirect processing costs. Cost is primarily determined by the LIFO method. We regularly review inventory on hand and record provisions for obsolete and slow-moving inventory based on historical and current sales trends. Changes in product demand and our customer base may affect the value of inventory on hand which may require higher provisions for obsolete inventory.

Deferred tax asset: We record operating loss and tax credit carryforwards and the estimated effect of temporary differences between the tax basis of assets and liabilities and the reported amounts in the Consolidated Balance Sheet. We follow detailed guidelines in each tax jurisdiction when reviewing tax assets recorded on the balance sheet and provide for valuation allowances as required. Deferred tax assets are reviewed for recoverability based on historical taxable income, the expected reversals of existing temporary differences, tax planning strategies and on forecasts of future taxable income. The forecasts of future taxable income require assumptions regarding volume, selling prices, margins, expense levels and industry cyclicality. If we are unable to generate sufficient future taxable income in certain tax jurisdictions, we will be required to record additional valuation allowances against our deferred tax assets related to those jurisdictions.

Long-lived Assets and Other Intangible Assets: Long-lived assets held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment is recognized. Any related impairment loss is calculated based upon comparison of the fair value to the carrying value of the asset. Separate intangible assets that have finite useful lives are amortized over their useful lives. An impaired intangible asset would be written down to fair value, using the discounted cash flow method.

Goodwill: In assessing the recoverability of our goodwill and other intangibles we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. We perform an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded goodwill is impaired. Our impairment review is a two-step process. In step one, we compare the fair value of the reporting unit in which goodwill resides to its carrying value. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. We estimate the reporting unit’s fair value using an income approach based on discounted future cash flows that requires us to estimate income from operations based on projected results and discount rates based on a weighted average cost of capital of comparable companies. The income approach is subject to a comparison for reasonableness to a market approach at the date of valuation. A key assumption made is that, in general, business activity will recover somewhat in 2010 compared to 2009. If these estimates or their related assumptions for commodity prices and demand change in the future, we may be required to record impairment charges for these assets not previously recorded. The Company cannot predict the occurrence of events that might adversely affect the reported value of goodwill. During the fourth quarter of 2009, we reviewed the goodwill for impairment and determined that none of the reporting units were at risk of failing step one of the impairment testing.

Pension and postretirement benefit plan assumptions: We sponsor various benefit plans covering a substantial portion of its employees for pension and postretirement medical costs. Statistical methods are used to anticipate future events when calculating expenses and liabilities related to the plans. The statistical methods include assumptions about, among other things, the discount rate, expected return on plan assets, rate of increase of health care costs and the rate of future compensation increases. Our actuarial consultants also use subjective factors such as withdrawal and mortality rates when estimating expenses and liabilities. The discount rate used for U.S. plans reflects the market rate for high-quality fixed-income investments on our annual measurement date (December 31) and is subject to change each year. The discount rate was determined by matching, on an approximate basis, the coupons and maturities for a portfolio of corporate bonds (rated Aa or better by Moody’s Investor Services or AA or better by Standard and Poor’s) to the expected plan benefit payments defined by the projected benefit obligation. The discount rates used for plans outside the U.S. are based on a combination of relevant indices regarding corporate and government securities, the duration of the liability and appropriate judgment. The assumptions used in the actuarial calculation of expenses and liabilities may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of pension or postretirement benefit expense we may record in the future.

Legal contingencies: We are involved in a number of legal and regulatory matters including those discussed in “NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Note 17: Commitments and Contingencies.” We determine whether an estimated loss from a loss contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We analyze our legal matters based on available information to assess potential liability. We consult with outside counsel involved in our legal matters when analyzing potential outcomes. We cannot determine at this time whether any potential liability related to this litigation would materially affect our financial position, results of operations or cash flows.

Recent Accounting Pronouncements

In December 2007, the FASB released ASC 810-10-45, “Consolidation—Other Presentation Matters” (“ASC 810-10-45”). This statement requires entities to report noncontrolling (minority) interests as a component of stockholders’ equity on the balance sheet; include all earnings of a consolidated subsidiary in consolidated results of operations; and treat all transactions between an entity and noncontrolling interest as equity transactions between the parties. We adopted ASC 810-10-45 as of January 1, 2009 and appropriately applied the presentation and disclosure requirements described above retrospectively.

In March 2008, the FASB issued ASC 815-10-50, “Derivatives and Hedging—Disclosure” (“ASC 815-10-50”). This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures. The Company adopted ASC 815-10-50 as of January 1, 2009 and appropriately applied the disclosure requirements in the accompanying financial statements.

In May 2008, the FASB issued ASC 470-20-65, “Debt with Conversion and Other Options” (“ASC 470-20-65”). The guidance clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. It requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. It also requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statement of operations. The literature requires retrospective application to the terms of instruments, as they existed for all periods presented. The Company adopted the provisions of ASC 470-20-65 on January 1, 2009. The adoption did not have a material impact on these financial statements.

In December 2008, the FASB issued ASC 715-20-65, “Compensation—Retirement Benefits” (“ASC 715-20-65”). ASC 715-20-65 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required shall be provided for fiscal years ending after December 15, 2009. The required disclosures are provided in “NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Note 9: Employee Benefits.”

In April 2009, the FASB released ASC 825-10-65, “Financial Instruments—Transition and Open Effective Date Information” (“ASC 825-10-65”), which amends ASC 825-10-50, “Financial Instruments—Disclosure,” to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. It also amends ASC 270, “Interim Reporting,” to require those disclosures in all interim financial statements. It is effective for interim periods ending after June 15, 2009, but early adoption is permitted for interim periods ending after March 15, 2009. We adopted ASC 825-10-65 during the second quarter of fiscal 2009.

In May 2009, the FASB issued ASC 855, “Subsequent Events” (“ASC 855”). The objective of this statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth: a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with this statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. We adopted ASC 855 in the second quarter of fiscal 2009 and the adoption did not have a material impact on our consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, “Measuring Liabilities at Fair Value,” which clarifies that in circumstances where a quoted market price in an active market for an identical liability is not available, a reporting entity must measure fair value of the liability using one of the following techniques: 1) the quoted price of the identical liability when traded as an asset; 2) quoted prices for similar liabilities or similar liabilities when traded as assets; or 3) another valuation technique, such as a present value technique or the amount that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability that is consistent with the provisions of ASC 820, “Fair Value Measurements and Disclosures.” This statement becomes effective for the first reporting period (including interim periods) beginning after issuance. We adopted this statement during the fourth quarter of fiscal 2009. The adoption did not have an impact on our financial statements.

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures About Fair Value Measurements” (“ASU 2010-6”), which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair- value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We do not expect the adoption of ASU 2010-6 to have a material impact on our consolidated financial statements.

Other Matters

China

In 2006, Ryerson Inc. and VSC and its subsidiary, CAMP BVI, formed VSC-Ryerson to enable us, through this foreign operation, to provide metals distribution services in China. We invested $28.3 million in VSC-Ryerson for a 40% equity interest. We increased ownership of VSC-Ryerson from 40% to 80% in the fourth quarter of 2008 for a total purchase cost of $18.5 million. Based on our ownership percentage of VSC-Ryerson, we have fully consolidated the operations of VSC-Ryerson as of October 31, 2008. VSC-Ryerson is based in Shanghai and operates processing and service centers in Guangzhou, Dongguan, Kunshan, Tianjin and Wuhan and a sales office in Shanghai.

Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk

We are exposed to market risk related to our fixed-rate and variable-rate long-term debt. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. Changes in interest rates may affect the market value of our fixed-rate debt. The estimated fair value of our long-term debt and the current portions thereof using quoted market prices of Company debt securities recently traded and market-based prices of similar securities for those securities not recently traded was $750 million at December 31, 2009 and $840 million at December 31, 2008 as compared with the carrying value of $754 million and $1,030 million at December 31, 2009 and 2008, respectively.

We had forward agreements for $100 million and $160 million notional amount of pay fixed, receive floating interest rate swaps at December 31, 2009 and December 31, 2008, respectively, to effectively convert the interest rate from floating to fixed through 2009. We do not currently account for these contracts as hedges but rather mark them to market with a corresponding offset to current earnings. At December 31, 2009, these agreements had a liability value of $1.0 million. A hypothetical 1% increase in interest rates on variable rate debt would have increased interest expense in 2009 by approximately $3.7 million.

Foreign exchange rate risk

We are subject to exposure from fluctuations in foreign currencies. We use foreign currency exchange contracts to hedge our Canadian subsidiaries’ variability in cash flows from the forecasted payment of currencies other than the functional currency. The Canadian subsidiaries’ foreign currency contracts were principally used to purchase U.S. dollars. We had foreign currency contracts with a U.S. dollar notional amount of $15.9 million outstanding at December 31, 2009, and liability value of $0.1 million. We do not currently account for these contracts as hedges but rather mark these contracts to market with a corresponding offset to current earnings.

Commodity price risk

Metal prices can fluctuate significantly due to several factors including changes in foreign and domestic production capacity, raw material availability, metals consumption and foreign currency rates. Declining metal prices could reduce our revenues, gross profit and net income. From time to time, we may enter into fixed price sales contracts with our customers for certain of our inventory components. We may enter into metal commodity futures and options contracts to reduce volatility in the price of these metals. We do not currently account for these contracts as hedges, but rather mark these contracts to market with a corresponding offset to current earnings. As of December 31, 2009, we had 428 metric tons of nickel futures or option contracts outstanding with an asset value of $0.7 million.

BUSINESS

Our Company

We are a leading North American processor and distributor of metals measured in terms of sales, with operations in the United States and Canada, as well as in China. We distribute and process various kinds of metals, including stainless and carbon steel and aluminum products. We are among the largest purchasers of metals in North America. For the year ended December 31, 2009, we purchased approximately 1.7 million tons of materials from many suppliers throughout the world. We currently operate approximately 90 facilities across the United States and Canada and five facilities in China. For the year ended December 31, 2009, our net sales were approximately $3.1 billion, our net loss was $192.2 million and Adjusted EBITDA was $37.5 million. See note 5 in “—Summary Historical Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net income.

Our service center locations allow us to process and deliver the volumes of metal our customers demand. Due to our scale, we are able to process and distribute standardized products in large volumes while maintaining low operating costs. Our distribution capabilities include a fleet of tractors and trailers that are owned, leased or dedicated by third party carriers. With these capabilities, we are able to efficiently meet our customers’ just-in-time delivery demands.

We carry a full line of products in stainless steel, aluminum, carbon steel and alloy steels, and a limited line of nickel and red metals. These materials are inventoried in a number of shapes, including coils, sheets, rounds, hexagons, square and flat bars, plates, structurals and tubing. More than one-half of the materials we sell are processed. We use processing and fabricating techniques such as sawing, slitting, blanking, cutting to length, leveling, flame cutting, laser cutting, edge trimming, edge rolling, roll forming, tube manufacturing, polishing and shearing to process materials to specified thickness, length, width, shape and surface quality pursuant to specific customer orders. We also use third-party fabricators and processors to outsource certain processes to enhance our services.

The following chart shows our percentage of sales by major product lines for the year ended December 31, 2009.

We serve more than 40,000 customers across a wide range of end markets. For the year ended December 31, 2009, no single customer accounted for more than 5% of our sales and our top 10 customers accounted for less than 17% of our sales. Our customer base ranges in size from large, national, original equipment manufacturers, to local independently owned fabricators and machine shops. Our geographic network and customization capabilities allow us to serve large, national manufacturing companies in North America by providing a consistent standard of products and services across multiple locations. Many of our facilities possess processing capabilities, which allow us to provide customized products and solutions to local customers on a smaller scale while maintaining just-in-time deliveries to our customers.

The following chart shows our percentage of sales by class of customers for 2009.

As part of securing customer orders, we also provide technical services to our customers to assure a cost effective material application while maintaining or improving the customers’ product quality. We have designed our services to reduce our customers’ costs by minimizing their investment in inventory and improving their production efficiency.

Since Platinum’s acquisition of Ryerson in October 2007, we have implemented numerous strategic initiatives aimed at reducing costs, improving working capital management, increasing efficiencies and enhancing liquidity. Our management team has decentralized our operations, improved inventory turns, rationalized facilities and reduced headcount. These changes have resulted in substantial permanent costs savings estimated at approximately $180 million annually and position Ryerson for future growth and profitability.

Industry Overview

According to Purchasing Magazine, the U.S. and Canadian metals distribution industry generated $153 billion in 2008 net sales. The end-markets for metals service centers are highly diverse and include machinery, manufacturing, construction and transportation.

Metals service centers serve as key intermediaries between metal producers and end users of metal products. Metal producers offer commodity products and typically sell metals in the form of standard-sized coils, sheets, plates, structurals, bars and tubes. Producers prefer large order quantities, longer lead times and limited inventory in order to maximize capacity utilization. End users of metal products seek to purchase metals with customized specifications, including value-added processing. End market customers look for “one-stop” suppliers that can offer processing services along with lower order volumes, shorter lead times, and more reliable delivery. As an intermediary, metals service centers aggregate end-users’ demand, purchase metal in bulk to take advantage of economies of scale and then process and sell metal that meets specific customer requirements.

The metals service center industry is comprised of many companies, the majority of which have limited product lines and inventories, with customers located in a specific geographic area. The industry is highly fragmented, with approximately 1,200 firms, a large number of which are small companies and few of which are relatively large companies, operating approximately 3,300 facilities. According to Purchasing Magazine, the top 20 companies represented approximately 33% of industry sales in 2008. In general, competition is based on quality, service, price and geographic proximity.

The metals service center industry typically experiences cash flow trends that are counter-cyclical to the revenue and volume growth of the industry. Companies that participate in the industry have assets that are composed primarily of working capital. During an industry downturn, companies generally reduce working capital investments and generate cash as inventory and accounts receivable balances decline. As a result, operating cash flow and liquidity tend to increase during a downturn, which typically facilitates industry participants’ ability to cover fixed costs and repay outstanding debt.

The industry is divided into three major groups: general line service centers, specialized service centers, and processing centers, each of which targets different market segments. General line service centers handle a broad line of metals products and tend to concentrate on distribution rather than processing. General line service centers range in size from a single location to a nationwide network of locations. For general line service centers, individual order size in terms of dollars and tons tends to be small relative to processing centers, while the total number of orders is typically high. Specialized service centers focus their activities on a narrower range of product and service offerings than do general line companies. Such service centers provide a narrower range of services to their customers and emphasize product expertise and lower operating costs, while maintaining a moderate level of investment in processing equipment. Processing centers typically process large quantities of metals purchased from primary producers for resale to large industrial customers, such as the automotive industry. Because orders are typically large, operation of a processing center requires a significant investment in processing equipment.

We compete with many other general line service centers, specialized service centers and processing centers on a regional and local basis, some of which may have greater financial resources and flexibility than us. We also compete to a lesser extent with primary metal producers. Primary metal producers typically sell to very large customers that require regular shipments of large volumes of steel. Although these large customers sometimes use metals service centers to supply a portion of their metals needs, metals service center customers typically are consumers of smaller volumes of metals than are customers of primary steel producers. Although we purchase from foreign steelmakers, some of our competitors purchase a higher percentage of metals than us from foreign steelmakers. Such competitors may benefit from favorable exchange rates or other economic or regulatory factors that may result in a competitive advantage. This competitive advantage may be offset somewhat by higher transportation costs and less dependable delivery times associated with importing metals into the United States.

Competitive Strengths

Leading Market Position with National Scale and a Strong International Presence.

According to Purchasing Magazine, we were the second largest metals service center in the United States and Canada in 2008, based on sales. We also believe we are the largest distributor of stainless steel, one of the two largest distributors of aluminum products, and one of the leading distributors of carbon flat roll, plate, bar and tubing products in the United States and Canada market. For the year ended December 31, 2009, we generated approximately $3.1 billion in net sales. We have a broad geographic presence with 90 locations in the United States and Canada, and we believe we are the only major North American service center whose activities in China represent a sizeable portion of overall operations. Our China operations represented more than 7% of our volume in 2009 and we have grown from three metals service centers in 2006 to five in 2009. We believe this presence positions us favorably in the largest metals market in the world.

Our service centers are located near our customer locations, enabling us to provide timely delivery to customers across numerous geographic markets. Additionally, our widespread network of locations in the United States, Canada and China utilize methodologies that allow us to target and serve customers with diverse supply chain requirements across multiple manufacturing locations. We believe our operating structure, coupled with sales and customer service employees focused on the complex needs of our larger customers, provides a competitive advantage in serving these customers. Our ability to transfer inventory among our facilities better enables us to timely and profitably source specialized items at regional locations throughout our network than if we were required to maintain inventory of all products at each location.

Diverse Customer Base and Product Offerings.

We believe that our broad and diverse customer base provides a strong platform for growth in a recovering economy and helps protect us from regional and industry-specific downturns. We serve more than 40,000 customers across a diverse range of industries, including metals fabrication, industrial machinery, commercial transportation, electrical equipment and appliances and construction equipment. During the year ended December 31, 2009, no single customer accounted for more than 5% of our sales, and our top 10 customers accounted for less than 17% of sales. Approximately 1,500 of our customers operate in multiple locations and our relationships with these customers provide us with stable demand and the ability to better manage profitability.

We carry a full range of products including stainless steel, aluminum, carbon steel and alloy steels and a limited line of nickel and red metals. In addition, we provide a broad range of processing and fabrication services such as sawing, slitting, blanking, cutting to length, leveling, flame cutting, laser cutting, edge trimming, edge rolling, roll forming, tube manufacturing, polishing and shearing to process materials to a specified thickness, length, width, shape and surface quality pursuant to specific customer orders. We also provide supply chain solutions, including just-in-time delivery, and value-added components to many original equipment manufacturers.

Transformed Operating and Cost Structure Since Platinum Acquisition.

Since the October 2007 acquisition by Platinum, we have reduced our annual costs by approximately $280 million, of which we believe approximately $180 million are permanent. These organizational and operating changes were aimed at improving our operating structure, working capital management, efficiency and liquidity. Our senior management team has been instrumental in designing and implementing these changes and continues to evaluate incremental opportunities for cost savings. Specific completed initiatives include:

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Decentralized operations. We decentralized our operations by transitioning most corporate functions from our Chicago headquarters to five regional field offices. The decentralization process improved our customer responsiveness by moving key commercial support functions such as procurement, credit and operations support closer to our field operations. We have implemented a series of reporting, management and control processes related to sales processes, purchasing, expense management, inventory and credit to manage risk, maintain advantages of scale and share best practices.

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Facility rationalization. We closed a total of 14 redundant or underperforming facilities in North America, while still maintaining the ability to service our markets and customers. Net of new facilities opened over the past year, we have reduced our warehouse space by approximately 1.7 million square feet to 8.3 million square feet at December 31, 2009.

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Headcount reduction. We have reduced our North American headcount from 5,203 at October 19, 2007 to 3,497 at December 31, 2009. This process was achieved through the previously mentioned facility rationalization initiative as well as decentralization, which facilitated a significant reduction in total corporate overhead by eliminating or downsizing duplicative or extraneous layers of management.

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Improved inventory management. We have focused on process improvements in inventory management. Our inventory days improved from an average of 105 days in 2006 to 77 days in the fourth quarter of 2009. We transferred many key decision making processes from headquarters to regional managers involved in day-to-day operations. We also enhanced our inventory reporting capabilities to provide more timely and detailed information, which allows senior management to more closely monitor inventory data and quickly address any potential issues that may arise. We believe this change in philosophy has resulted in a permanent improvement in inventory management.

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Other operating expense reductions project. Other operating expense savings include headcount reductions in existing plants from operational benchmarking, reduction in delivery and supplies expense, decreased repair and maintenance expense from improved preventative programs and savings on discretionary spending, such as travel and entertainment, third party consultants and certain benefit programs.

Over the last three years, our total cost savings of approximately $280 million have included approximately $85 million for corporate decentralization and downsizing, $90 million for facility rationalization and $105 million for all other initiatives, such as reduction in delivery and supply expense, decreased repair and maintenance expense and savings on discretionary spending. While some of the approximately $280 million of cost reductions are the result of volume declines and temporary expense actions, we believe that approximately $180 million of the cost reductions represent a permanent annual reduction to our fixed cost structure. These permanent cost savings include approximately $75 million for corporate decentralization and downsizing, $60 million for facility rationalization and $45 million for all other initiatives, as discussed above.

We believe these cost savings will provide substantial improvement in earnings in a rising volume environment. As a result of our initiatives, we believe that we now have a more favorable cost structure compared to many of our peers. This low-cost advantage enhances our financial flexibility and positions us more strongly in our highly cyclical industry.

Experienced Management Team Driving a New Operating Philosophy.

Our senior management team has extensive industry and operational experience and has been instrumental in optimizing and implementing our transformation since Platinum’s acquisition of Ryerson. All of these managers, with the exception of one, were previously with us and were appointed to their current posts after Platinum’s acquisition of Ryerson. These senior managers have an average of more than 20 years of experience in the metals or service center industries and approximately 20 years with Ryerson or its predecessors. We believe our senior management has successfully managed Ryerson through past market cycles and will manage Ryerson successfully going forward.

Broad-Based Platform for Growth.

We believe we are in a position to grow sales and increase our profits, notwithstanding our net loss of $192.2 million for the year ended December 31, 2009. While we expect the service center industry to benefit from improving general economic conditions, we expect several end-markets where we have meaningful exposure (including the heavy and medium truck/transportation, machinery, industrial equipment and appliance sectors) will likely experience stronger shipment growth in the coming years compared to overall industrial growth. In addition, a number of our other characteristics will enhance our growth.

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Improved sales force and strategy. We have upgraded the talent level of our sales force and are also utilizing new sales practices in order to both gain new customers and increase sales to existing customers. We have also begun to target the Mexican market through a focused sales strategy.

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Extensive national network. Our leading position and extensive national facility network provides insight into nearly all domestic metals-consuming markets. This knowledge allows us to evaluate and target certain markets for expansion where we can service customers more profitably and increase market share. Since 2008, we have opened new facilities in Utah, Texas, Ohio and California and are currently evaluating several other areas for expansion.

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Presence in China. We are the only major domestic service center with a significant presence in China. The Chinese market has historically grown at much higher rates compared to other major metals-consuming regions and this above-average growth is expected to continue. In 2009, our majority-owned Chinese operation opened a fifth location and we continue to evaluate additional growth opportunities in this market.

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Positioned for consolidation. We believe that given our size, diversity and operating expertise, complemented by our relationship with Platinum, we can more easily identify and complete accretive acquisitions in a disciplined manner. We believe we can capitalize on the expected increase in consolidation activity in the highly-fragmented metals service center sector.

Strong Relationships with Suppliers.

We have long-term relationships with our suppliers and also opportunistically take advantage of purchasing opportunities abroad. We believe that we are frequently one of the largest customers of our suppliers and that concentrating our orders among a core group of suppliers is an effective method for obtaining favorable pricing and service. Suppliers worldwide are consolidating and large, geographically diversified customers, such as Ryerson, are desirable partners for these larger suppliers.

Our Strategy

Achieve Organic Growth.

To achieve organic sales growth, we are focused on increasing our sales to existing customers as well as expanding our customer base. We expect to continue to increase sales and shipments through a variety of sales initiatives and by targeting attractive markets.

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Multiple sales initiatives. We have increased the size and upgraded the talent base of our North American sales force and adjusted our incentive plans consistent with our growth goals. We have also renewed our focus on increasing sales to transactional customers. In order to execute this strategy, we have improved our inventory profile by region, increased proactive sales practices, improved customer responsiveness and enhanced delivery capability. We believe the regional structure will facilitate quicker decision making to allow us to react more quickly to rapid changes in market conditions that drive the transactional business.

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Global Account sales program. Our global account sales program, which targets those customers that are considering consolidating suppliers or outsourcing supply chain management, currently accounts for approximately 20% of annual sales and provides opportunities to increase sales to existing customers and also attract new customers. This group can manage the requirements of customers across our geographic footprint and represents a competitive advantage that allows us to reach large, multi-location customers in North America and globally through a single point of contact.

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Greenfield expansion in attractive markets. While we have been consolidating redundant or underperforming facilities since the Platinum acquisition, we have also opened facilities in several new regions in the United States including, Utah, Texas, Ohio and California, where we saw an opportunity for Ryerson to open locations previously serviced from facilities further away. We are evaluating additional expansion opportunities and expect to continue selective expansion in the future.

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Continued growth in international markets. We are focused on growing our business in international markets. We are enhancing the size and quality of the sales talent in our operations in China and are pursuing more value-added processing with higher margins, as well as broadening our product line. In addition, our Chinese operation opened a fifth location in 2009 in Wuhan and we are positioned to add additional locations and identify possible acquisitions. Additionally, we are planning to leverage our capabilities in China to deliver products and services to our North American customers.

We are also currently pursuing sales into the Mexican market through our locations serving customers along the U.S.-Mexico border and plan to further penetrate the Mexican market beyond our customer base along the border.

Pursue Value-Accretive Acquisitions.

The metals service center industry is highly fragmented and we believe our significant geographic presence provides a strong platform to capitalize on this fragmentation through acquisitions. Acquisitions provide various opportunities for value creation including increased sourcing opportunities, entry into new markets, cross-selling opportunities and enhanced distribution capability.

Ryerson and Platinum have significant experience and a proven track record of identifying and executing on value-accretive acquisitions of metals service center companies. On September 16, 2009, JT Ryerson entered into a Common Stock Purchase Agreement, pursuant to which JT Ryerson would acquire all of the issued and outstanding capital stock of Texas Steel Processing, Inc. (“TSPI”), a carbon and alloy steel service center, based in Texas, specializing in plate processing with plasma/flame cutting technology. The transaction closed on January 26, 2010 and was funded with borrowings under the Ryerson Credit Facility. The acquisition is not considered material to our consolidated statement of operations and consolidated balance sheet.

Although there are no pending material acquisitions, we continually evaluate potential acquisitions of service center companies, including joint venture opportunities, to complement our existing customer base and product offerings. We plan to continue to pursue our disciplined approach to acquisitions.

Continue to Improve Our Operating Efficiencies.

We are committed to improving our operating capabilities through continuous business improvements and cost reductions. We have established a field operations council that continually benchmarks and evaluates our operating cost structure and looks for opportunities to increase our operating leverage through expense improvements. In 2009, this group executed over 200 projects that, in combination, reduced annual costs by approximately $20 million. Improvements were in a variety of areas including worker compensation claims, transportation costs and maintenance expense. The group is currently working on over 100 new projects that are expected to result in additional savings in 2010 and beyond.

Expand Our Product and Service Offerings.

We seek to grow revenue by continuing to complement our standard products with first stage manufacturing and other fabrication capabilities that add value for our customers. Additionally, we have assumed for certain customers the management and responsibility for complex supply chains involving numerous suppliers, fabricators and processors. For the year ended December 31, 2009, we generated approximately $282 million of revenue from our fabrication and supply chain operations. We currently have strong relationships with many customers and business partners for whom we handle fabrication processes and we have established a group of experienced managers dedicated to expanding this business.

Additionally, in order to enhance our ability to compete more effectively in our long products segment, we have established regional product inventory depots to provide a broad line of stainless, aluminum, carbon and alloy long products as well as the necessary processing equipment to meet demanding requirements of these customers.

Maintain Flexible Capital Structure and Strong Liquidity Profile.

We reduced our debt by $475 million between December 31, 2007 and December 31, 2009, representing a reduction of 39% from our outstanding debt balance as of December 31, 2007. We maintained combined availability and cash-on-hand in excess of $300 million throughout the economic downturn. Availability under the Ryerson Credit Facility at December 31, 2009 was $268 million. Our management team is focused on maintaining a strong level of liquidity while executing our various growth strategies and maintaining the flexibility to act opportunistically on acquisitions. We believe that our flexible capital structure and strong liquidity profile position us for growth in an improving market environment and give us the financial flexibility to continue paying down debt, reinvest in our business, and pursue our growth strategy.

Industry Outlook

The U.S. manufacturing sector continues to recover from the economic downturn. According to the Institute for Supply Management, the PMI was 56.5% in February 2010, marking the seventh consecutive month the reading was above 50%, which indicates that the manufacturing economy is generally expanding. The PMI is a measure of the economic health of the manufacturing sector and is a composite index based on five indicators: new orders, inventory levels, production, supplier deliveries and the employment environment. The PMI was 58.4% in January 2010 and while readings of greater than 50% indicate that the manufacturing sector is expanding, discrepancies in the PMI from month to month may indicate a slowdown in the rate of that expansion. Since March 2009, the Company has experienced an improving trend in purchase orders measured by tons sold per day, adjusted for seasonal fluctuations in sales during the fourth quarter. Since March 2009, total purchase orders have increased approximately 12%. Furthermore, the overall U.S. economy is projected to resume growth in 2010 after the contraction in 2009. The U.S. Congressional Budget Office is forecasting GDP growth rates of 2.8%, 3.8% and 4.5% in 2010, 2011 and 2012, respectively. We believe any additional governmental economic stimulus programs will continue to hasten an economic recovery and that we would benefit from such recovery.

According to MSCI, absolute total inventory levels of carbon and stainless steel at U.S. service centers reached a trough in August 2009 and were at the lowest levels since the data series began in 1977. Restocking activities, which indicate recovery in volume and end-user demand, have just started and, due to our industry experience with past destocking cycles, it is our expectation that as the economy recovers such activities will be significant and protracted, particularly given the extended length of the recent destocking cycle. We believe that the industry’s months of supply (i.e., absolute inventories divided by shipments) will likely remain low as metals service centers maintain the discipline in their inventory management while volume recovers.

Metals prices have increased significantly from the trough levels in 2009. Based on data from Purchasing Magazine, market indexes on some of our products such as stainless cold rolled sheet, aluminum common alloy sheet and hot rolled carbon sheet have increased approximately 21%, 16% and 32%, respectively, in December 2009 from their low levels in the second quarter of 2009. In addition, certain metals producers have recently announced price increases for early 2010. As the economic recovery continues and demand returns despite volume still well below historical norms, we believe the rising metals prices are sustainable if producers remain disciplined in producing according to demand.

China continues to be a key driver in the growth of global metals demand. According to The Economist Intelligence Unit, China’s GDP is projected to grow at 9.3% in 2010 while CRU is forecasting Chinese steel consumption growth of 16.9% (hot-rolled sheet) in the same period. We are continuing to increase our operations in China, which allows us to benefit from the growth in this market.

We believe that our current operational platform, cost structure and financial and liquidity position provide us with significant competitive advantages to benefit from the expected growth in the metals distribution industry. We also believe consolidation in the industry will continue as larger firms with financial flexibility, like ours, are able to expand into new geographies and markets through selective acquisitions.

Products and Services

We carry a full line of carbon steel, stainless steel, alloy steels and aluminum, and a limited line of nickel and red metals. These materials are inventoried in a number of shapes, including coils, sheets, rounds, hexagons, square and flat bars, plates, structurals and tubing.

The following table shows our percentage of sales by major product lines for 2007, 2008 and 2009:

	Predecessor	Successor
Product Line	January 1 to October 19, 2007	October 20 to December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
Stainless	36%	34%	30%	25%
Aluminum	22	21	20	22
Carbon flat rolled	24	26	25	28
Bars, tubing and structurals	7	8	9	8
Fabricated and carbon plate	7	7	11	11
Other	4	4	5	6

Total	100%	100%	100%	100%

More than one-half of the materials sold by us are processed. We use processing and fabricating techniques such as sawing, slitting, blanking, cutting to length, leveling, flame cutting, laser cutting, edge trimming, edge rolling, polishing and shearing to process materials to specified thickness, length, width, shape and surface quality pursuant to specific customer orders. Among the most common processing techniques used by us are slitting, which involves cutting coiled metals to specified widths along the length of the coil, and leveling, which involves flattening metals and cutting them to exact lengths. We also use third-party fabricators to outsource certain processes that we are not able to perform internally (such as pickling, painting, forming and drilling) to enhance our value-added services.

The plate burning and fabrication processes are particularly important to us. These processes require sophisticated and expensive processing equipment. As a result, rather than making investments in such equipment, manufacturers have increasingly outsourced these processes to metals service centers.

As part of securing customer orders, we also provide services to our customers to assure cost effective material application while maintaining or improving the customers’ product quality.

Our services include: just-in-time inventory programs, production of kits containing multiple products for ease of assembly by the customer, consignment arrangements and the placement of our employees at a customer’s site for inventory management and production and technical assistance. We also provide special stocking programs in which products that would not otherwise be stocked by us are held in inventory to meet certain customers’ needs. These services are designed to reduce customers’ costs by minimizing their investment in inventory and improving their production efficiency.

Customers

Our customer base is diverse, numbering over 40,000. For the year ended December 31, 2009, no single customer accounted for more than 5% of our sales, and the top 10 customers accounted for less than 17% of our sales. Substantially all of our sales are attributable to our U.S. operations and substantially all of our long-lived assets are located in the United States. The only operations attributed to a foreign country relate to our subsidiaries in Canada, which comprised 10% of our sales in each of 2007, 2008 and 2009, and in China through VSC-Ryerson, which comprised 0%, 0% and 4% in 2007, 2008 and 2009, respectively. Canadian assets were 10%, 9% and 13% of consolidated assets at December 31, 2007, 2008 and 2009, respectively. Chinese assets were 0%, 4% and 4% of consolidated assets at December 31, 2007, 2008 and 2009, respectively. Our customer base includes most metal-consuming industries, most of which are cyclical.

Some of our largest customers have procurement programs with us, typically ranging from three months to one year in duration. Pricing for these contracts is generally based on a pricing formula rather than a fixed price for the program duration. However, certain customer contracts are at fixed prices; in order to minimize our financial exposure, we generally match these fixed-price sales programs with fixed-price supply programs. In general, sales to customers are priced at the time of sale based on prevailing market prices.

Suppliers

For the year ended December 31, 2009, our top 25 suppliers accounted for approximately 78% of our purchase dollars.

We purchase the majority of our inventories at prevailing market prices from key suppliers with which we have established relationships to obtain improvements in price, quality, delivery and service. We are generally able to meet our materials requirements because we use many suppliers, because there is a substantial overlap of product offerings from these suppliers, and because there are a number of other suppliers able to provide identical or similar products. Because of the competitive nature of the business, when metal prices increase due to product demand, mill surcharges, supplier consolidation or other factors that in turn lead to supply constraints or longer mill lead times, we may not be able to pass our increased material costs fully to customers. In recent years and in 2009, there have been significant consolidations among suppliers of carbon steel, stainless steel, and aluminum. Continued consolidation among suppliers could lead to disruptions in our ability to meet our material requirements as the sources of our products become more concentrated from fewer producers. We believe we will be able to meet our material requirements because we believe that we have good relationships with our suppliers and believe we will continue to be among the largest customers of our suppliers.

Facilities

As of December 31, 2009, our facilities are set forth below.

Operations in the United States

Ryerson, through JT Ryerson, maintains 83 operational facilities, including 7 locations that are dedicated to administration services. All of our metals service center facilities are in good condition and are adequate for JT Ryerson’s existing operations. Approximately 37% of these facilities are leased. The lease terms expire at various times through 2020. Owned properties noted as vacated below have been closed and are in the process of being sold. JT Ryerson’s properties and facilities are adequate to serve its present and anticipated needs.

The following table sets forth certain information with respect to each facility as of December 31, 2009:

Location	Own/Lease
Birmingham, AL	Owned

Fort Smith, AR	Owned

Hickman, AR**	Leased

Little Rock, AR (2)	Owned

Phoenix, AZ	Owned

Fresno, CA	Leased

Livermore, CA	Leased

Vernon, CA	Owned

Commerce City, CO	Owned

Greenwood, CO*	Leased

Wilmington, DE	Owned

Jacksonville, FL	Owned

Miami, FL	Owned

Orlando, FL*	Leased

Tampa Bay, FL	Owned

Location	Own/Lease
Duluth, GA	Owned

Norcross, GA	Owned

Cedar Rapids, IA	Owned

Des Moines, IA	Owned

Marshalltown, IA	Owned

Boise, ID	Leased

Elgin, IL	Leased

Chicago, IL (Headquarters)*	Owned

Chicago, IL (16th Street Facility)	Owned

Lisle, IL*	Leased

Burns Harbor, IN	Owned

Indianapolis, IN	Owned

Wichita, KS	Leased

Louisville, KY	Owned

Shelbyville, KY**	Owned

New Orleans, LA	Leased

Shreveport, LA	Owned

St. Rose, LA	Owned

Devens, MA	Owned

Grand Rapids, MI*	Leased

Jenison, MI	Owned

Lansing, MI	Leased

Minneapolis, MN	Owned

Plymouth, MN	Owned

Maryland Heights, MO	Leased

North Kansas City, MO	Owned

St. Louis, MO (2)	Leased

Greenwood, MS	Leased

Jackson, MS	Owned

Billings, MT	Leased

Charlotte, NC (2)	Owned

Greensboro, NC	Owned

Pikeville, NC	Leased

Youngsville, NC	Leased

Omaha, NE	Owned

Buffalo, NY	Owned/Vacated

Location	Own/Lease
Lancaster, NY	Owned

Liverpool, NY	Leased

New York, NY*	Leased/Vacated

Cincinnati, OH	Owned/Vacated

Cleveland, OH	Owned

Columbus, OH	Leased

Hamilton, OH*	Leased

Tulsa, OK	Owned

Oklahoma City, OK	Owned

Portland, OR (2)	Leased

Ambridge, PA**	Owned

Fairless Hills, PA	Leased

Pittsburgh, PA	Owned/Vacated

Pittsburgh, PA*	Leased

Charleston, SC	Owned

Greenville, SC	Owned

Chattanooga, TN	Owned

Knoxville, TN	Leased/Vacated

Loudon, TN	Leased

Memphis, TN	Owned

Nashville, TN	Owned/Vacated

Dallas, TX (2)	Owned

Houston, TX	Owned

McAllen, TX	Leased

Clearfield, UT (2)	Leased

Pounding Mill, VA	Owned

Richmond, VA	Owned

Renton, WA	Owned

Spokane, WA	Owned

Baldwin, WI	Leased

Green Bay, WI	Owned

Milwaukee, WI	Owned

*	Office space only
**	Processing centers

Operations in Canada

Ryerson Canada, a wholly owned indirect Canadian subsidiary of Ryerson, has 14 facilities in Canada. All of the metals service center facilities are in good condition and are adequate for Ryerson Canada’s existing and anticipated operations. Five facilities are leased.

Location	Own/Lease

Calgary, AB	Owned

Edmonton, AB	Owned

Edmonton, AB (Warehouse Only)	Owned

Richmond, BC	Owned

Winnipeg, MB	Owned

Winnipeg, MB	Leased

Saint John, NB	Owned

Brampton, ON	Leased

Mississauga, ON	Leased/Vacated

Sudbury, ON	Owned

Toronto, ON (includes Canadian Headquarters)	Owned

Laval, QC	Leased

Vaudreuil, QC	Leased

Saskatoon, SK	Owned

VSC-Ryerson

VSC-Ryerson, a company in which Ryerson Holding directly or indirectly owns an 80% interest, has five service and processing centers in China, at Guangzhou, Dongguan, Kunshan, Tianjin and Wuhan, performing coil processing, sheet metal fabrication and plate processing.

Sales and Marketing

We maintain our own sales force. In addition to our office sales staff, we market and sell our products through the use of our field sales force that has extensive product and customer knowledge and through a comprehensive catalog of our products. Our office and field sales staffs, which together consist of approximately 2,000 employees, include technical and metallurgical personnel.

A portion of our customers experience seasonal slowdowns. Our sales in the months of July, November and December traditionally have been lower than in other months because of a reduced number of shipping days and holiday or vacation closures for some customers. Consequently, our sales in the first two quarters of the year are usually higher than in the third and fourth quarters.

Capital Expenditures

In recent years we have made capital expenditures to maintain, improve and expand processing capabilities. Additions by us to property, plant and equipment, together with retirements for the five years ended December 31, 2009, excluding the initial purchase price of acquisitions and the initial effect of fully consolidating a joint venture, are set forth below. The net capital change during such period aggregated a reduction of $47.0 million.

	Additions	Retirements or Sale	Net
	(In millions)
2009	$22.8	$17.4	$5.4
2008	30.1	52.0	(21.9)
2007	60.7	54.4	6.3
2006	35.7	51.7	(16.0)
2005	32.6	53.4	(20.8)

We currently anticipate capital expenditures, excluding acquisitions, of up to approximately $30 million for 2010. We expect capital expenditures will be funded from cash generated by operations.

Employees

As of December 31, 2009, we employed approximately 3,500 persons in North America and 450 persons in China. Our North American workforce was comprised of approximately 1,800 office employees and approximately 1,700 plant employees. Forty-two percent of our plant employees were members of various unions, including the United Steel Workers and the International Brotherhood of Teamsters unions. Our relationship with the various unions generally has been good. There have been two work stoppages at Integris Metals’ facilities over the last five years (both prior to Ryerson’s acquisition of Integris Metals): a strike by the members of the International Brotherhood of Teamsters Local #221, a union covering 69 individuals, which occurred at the Minneapolis (Integris) facility in June 2003 and lasted less than one month; and a strike by the members of the International Brotherhood of Teamsters Local #938, a union covering 81 individuals, at the Toronto (Integris) facility, which began on July 6, 2004, and ended when a settlement was reached on October 31, 2004. On January 31, 2006, the agreement with the joint United Steelworkers and the International Brotherhood of Teamsters unions, which represent approximately 540 employees at three Chicago area facilities, expired. The membership of the joint unions representing the Chicago-area employees initiated a week-long strike on March 6, 2006. On July 9, 2006, the joint United Steelworkers and Teamster unions representing the Chicago-area employees ratified a three-year collective bargaining agreement, lasting through March 31, 2009.

In 2007, we reached agreement on the renewal of 10 collective bargaining agreements covering 374 employees. Six collective bargaining agreements expired in 2008, a year in which we reached agreement on the renewal of four contracts covering 53 employees. Two contracts covering 52 employees were extended into 2009. We reached agreement in 2009 on one of the extended contracts covering 45 employees and the single remaining contract from 2008, covering approximately five persons, remains on an extension. In addition, negotiations over a new collective bargaining agreement at a newly certified location employing four persons began in late 2008 and was concluded in 2009. Nine contracts covering 339 persons were scheduled to expire in 2009. We reached agreement on the renewal of eight contracts covering approximately 258 persons and one contract covering approximately 81 persons has been extended. Seven contracts are scheduled to expire in 2010 covering approximately 85 persons. We may not be able to negotiate extensions of these agreements or new agreements prior to their expiration date. As a result, we may experience additional labor disruptions in the future. A widespread work stoppage could have a material adverse effect on our results of operations, financial position and cash flows if it were to last for a significant period of time.

Environmental, Health and Safety Matters

Our operations are subject to many foreign, federal, state and local laws and regulations relating to the protection of the environment and to health and safety. In particular, our operations are subject to extensive requirements relating to waste disposal, recycling, air and water emissions, the handling of hazardous substances, environmental protection, remediation, underground storage tanks, asbestos-containing building materials, workplace exposure and other matters. Our management believes that our operations are presently in substantial compliance with all such laws and does not presently anticipate that we will be required to expend any substantial amounts in the foreseeable future in order to meet present environmental, workplace health or safety requirements. Any related proceedings or investigations regarding personal injury or governmental claims could result in substantial costs to us, divert our management’s attention and result in significant liabilities, fines, or the suspension or interruption of our facilities.

We continue to analyze and implement improvements for protection of the environment, health and safety risks. As a result, additional costs and liabilities may be incurred to comply with future requirements or to address newly discovered conditions, which costs and liabilities could have a material adverse effect on our results of operations, financial condition or cash flows. For example, there is increasing likelihood that additional regulation of greenhouse gas emissions will occur at the foreign, federal, state and local level, which could affect us, our suppliers, and our customers. While the costs of compliance could be significant, given the highly uncertain outcome and timing of future action by the U.S. federal government and states on this issue, we cannot predict the financial impact of future greenhouse gas emission reduction programs on our operations or our customers at this time. We do not currently anticipate any new programs disproportionately impacting us compared to our competitors.

Some of the properties owned or leased by us are located in industrial areas or have a history of heavy industrial use. We may incur environmental liabilities with respect to these properties in the future that could have a material adverse effect on our financial condition or results of operations. We may also incur environmental liabilities at sites to which we sent our waste. We do not expect any related investigation or remediation costs or any pending remedial actions or claims at properties presently or formerly used for our operations or to which we sent waste that are expected to have a material adverse effect on our financial condition, results of operations or cash flows. However, we cannot rule out the possibility that we could be notified of such claims in the future.

Capital and operating expenses for pollution control projects were less than $500,000 per year for the past five years. Excluding any potential additional remediation costs resulting from the environmental remediation for the properties described above, we expect spending for pollution control projects to remain at historical levels.

Our United States operations are also subject to the Department of Transportation Federal Motor Carrier Safety Regulations. In 2008, we operated a private trucking motor fleet for making deliveries to some of our customers. Our drivers do not carry any material quantities of hazardous materials. Our foreign operations are subject to similar regulations. Future regulations could increase maintenance, replacement, and fuel costs for our fleet. These costs could have a material adverse effect on our results of operations, financial condition or cash flows.

Intellectual Property

We own several U.S. and foreign trademarks, service marks and copyrights. Certain of the trademarks are registered with the U.S. Patent and Trademark Office and, in certain circumstances, with the trademark offices of various foreign countries. We consider certain other information owned by us to be trade secrets. We protect our trade secrets by, among other things, entering into confidentiality agreements with our employees regarding such matters and implementing measures to restrict access to sensitive data and computer software source code on a need-to-know basis. We believe that these safeguards adequately protect our proprietary rights and vigorously defend these rights. While we consider all of our intellectual property rights as a whole to be important, we do not consider any single right to be essential to our operations as a whole. The Ryerson Notes are secured by our intellectual property.

Foreign Operations

Ryerson Canada

Ryerson Canada, a wholly-owned, indirect Canadian subsidiary of Ryerson, is a metals service center and processor. On January 1, 2007, it amalgamated with our wholly-owned indirect Canadian subsidiary Integris Metals. Ryerson Canada has facilities in Calgary (AB), Edmonton (AB), Richmond (BC), Winnipeg (MB), Saint John (NB), Brampton (ON), Misissauga (ON), Sudbury (ON), Toronto (ON) (includes Canadian headquarters), Laval (QC), Vaudreuil (QC) and Saskatoon (SK), Canada.

VSC-Ryerson

In 2006, Ryerson Inc. and VSC and its subsidiary, CAMP BVI, formed VSC-Ryerson to enable us, through this foreign operation, to provide metals distribution services in China. We invested $28.3 million in VSC-Ryerson for a 40% equity interest. We increased ownership of VSC-Ryerson from 40% to 80% in the fourth quarter of 2008 for a total purchase cost of $18.5 million. Based on our ownership percentage of VSC-Ryerson, we have fully consolidated the operations of VSC-Ryerson as of October 31, 2008. VSC-Ryerson is based in Shanghai and operates processing and service centers in Guangzhou, Dongguan, Kunshan, Tianjin and Wuhan and a sales office in Shanghai.

Legal Proceedings

From time to time, we are named as a defendant in legal actions incidental to our ordinary course of business. We do not believe that the resolution of these claims will have a material adverse effect on our financial position, results of operations or cash flows. We maintain liability insurance coverage to assist in protecting our assets from losses arising from or related to activities associated with business operations.

MANAGEMENT

Set forth below is a list of the names, ages and positions of the directors and executive officers of Ryerson Holding as of March 1, 2010. All directors are elected to serve until their successors are elected and qualified. Following this offering, our amended and restated certificate of incorporation and our amended and restated bylaws will provide for a classified Board of Directors consisting of three classes of directors, each serving staggered three-year terms. See “Board of Directors, Committees and Executive Officers—Term and Class of Directors” below and “Description of Capital Stock—Anti-Takeover provisions of Delaware law,” and “—Charter and bylaw’s anti-takeover provisions” for more information.

Name	Age	Position
Eva M. Kalawski	54	Director
Jacob Kotzubei	41	Director
Mary Ann Sigler	55	Director
Stephen E. Makarewicz	62	Chief Executive Officer and President
Terence R. Rogers	50	Chief Financial Officer
Matthias L. Heilmann	41	Chief Operating Officer

Biographies of Directors

Eva M. Kalawski has been a director since October 2007. Ms. Kalawski joined Platinum in 1997, is a Partner and serves as the firm’s General Counsel and Secretary. Ms. Kalawski serves or has served as an officer and/or director of many of Platinum’s portfolio companies. Ms. Kalawski’s expertise and experience managing the legal operations of many portfolio companies has led the Board of Directors to conclude that she has the background and skills necessary to serve as a director of the Company. Prior to joining Platinum in 1997, Ms. Kalawski was Vice President of Human Resources, General Counsel and Secretary for Pilot Software, Inc. Ms. Kalawski earned a Bachelor’s Degree in Political Science and French from Mount Holyoke College and a Juris Doctor from Georgetown University Law Center.

Jacob Kotzubei has been a director since January 2010. Mr. Kotzubei joined Platinum in 2002 and is a Partner at the firm. Mr. Kotzubei serves as an officer and/or director of a number of Platinum’s portfolio companies. Prior to joining Platinum in 2002, Mr. Kotzubei worked for 4 1/2 years for Goldman Sachs’ Investment Banking Division in New York City. Previously, he was an attorney at Sullivan & Cromwell LLP in New York City, specializing in mergers and acquisitions. Mr. Kotzubei received a Bachelor’s degree from Wesleyan University and holds a Juris Doctor from Columbia University School of Law where he was elected a member of the Columbia Law Review. Mr. Kotzubei’s experience in executive management oversight, private equity, capital markets and transactional matters has led the Board of Directors to conclude that he has the varied expertise necessary to serve as a director of the Company.

Mary Ann Sigler has been a director since January 2010. Ms. Sigler is the Chief Financial Officer of Platinum. Ms. Sigler joined Platinum in 2004 and is responsible for overall accounting, tax, and financial reporting as well as managing strategic planning projects for the firm. Prior to joining Platinum, Ms. Sigler was with Ernst & Young LLP for 25 years where she was a partner. Ms. Sigler has a B.A. in Accounting from California State University Fullerton and a Masters in Business Taxation from the University of Southern California. Ms. Sigler’s experience in accounting and strategic planning matters has led the Board of Directors to conclude that she has the requisite qualifications to serve as a director of the Company and facilitate its continued growth.

Biographies of Executive Officers

Stephen E. Makarewicz has been Chief Executive Officer and President of Ryerson Holding since January 2010 and has been Chief Executive Officer and President of Ryerson since August 2008. He was President and Chief Operating Officer of Ryerson from October 2007 to August 2008. He was President, Ryerson South, a unit of Ryerson, from June 2000 to October 2007 and President, Chief Executive Officer and Chief Operating Officer

of J.M. Metals Company, Inc. from October 1994 until its January 1, 2006 merger with JT Ryerson. Mr. Makarewicz earned a finance degree from the University of Central Florida.

Terence R. Rogers has been Chief Financial Officer of Ryerson Holding since January 2010 and has been Chief Financial Officer of Ryerson since October 2007. He was Vice President—Finance of Ryerson from September 2001 to October 2007 and Treasurer of Ryerson from February 1999 to October 2007. Mr. Rogers earned a B.S. in Accounting from Illinois State University and an M.B.A. in Finance from the University of Michigan.

Matthias L. Heilmann has been Chief Operating Officer of Ryerson Holding since March 2010 and Chief Operating Officer of Ryerson since January 2009. Mr. Heilmann was a Vice President and Operating Executive at Platinum since joining in 2005. He was a partner at Roland Berger Strategy Consultants from 2003 to 2005. From 2000 to 2003 he was Vice President Sales and Business Development at SAP and from 1996 to 2000 he was a partner at A.T. Kearney. Mr. Heilmann received a BS in Economics, MBA and Doctorate degrees in Corporate Finance and Management Accounting from University of St. Gall, Switzerland.

In addition to the above-named executive officers, there are a number of Platinum employees who perform non-policy making officer functions at the Company.

Board of Directors, Committees and Executive Officers

Composition of Board of Directors

Our amended and restated certificate of incorporation and bylaws provide that the authorized number of directors shall be fixed from time to time by a resolution of the majority of our Board of Directors. Our Board of Directors is presently comprised of the following three members: Mr. Kotzubei, and Mses. Kalawski and Sigler.

Because Platinum will own more than 50% of the voting power of our common stock after this offering, we are considered to be a “controlled company” for purposes of the NYSE listing requirements. As such, we are permitted, and have elected, to opt out of the NYSE listing requirements that would otherwise require our Board of Directors to be comprised of a majority of independent directors and require our compensation committee and nominating and corporate governance committee to be comprised entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements. Our Board of Directors has determined that upon the closing of this offering,              will be independent.

Term and Class of Directors

Upon the closing of this offering, our Board of Directors will be divided into three staggered classes of directors of the same or nearly the same number. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the Annual Meeting of Stockholders to be held during the years 2010 for the Class I directors, 2011 for the Class II directors and 2012 for the Class III directors.

•	Our Class I directors will be and our independent director to be appointed at or prior to the consummation of the offering;

•	Our Class II director will be ; and

•	Our Class III director will be .

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one-third of the directors. The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Term of Executive Officers

Each executive officer is appointed and serves at the discretion of the Board of Directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Director Compensation

Following the completion of this offering, we intend to pay our independent director, and any additional independent directors, an annual retainer fee that is commensurate with market practice for public companies of similar size. Other than independent directors, we do not intend to compensate directors for serving on our Board of Directors or any of its committees. We do, however, intend to reimburse each member of our Board of Directors for out-of-pocket expenses incurred by them in connection with attending meetings of the Board of Directors and its committees.

Board Committees

In connection with the consummation of this offering, our Board of Directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below.

Audit Committee. Our audit committee will oversee a broad range of issues surrounding our accounting and financial reporting processes and audits of our financial statements, including the following: (i) monitor the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm’s qualifications and independence, and the performance of our internal audit function and independent registered public accounting firm, (ii) assume direct responsibility for the appointment, compensation, retention and oversight of the work of any independent registered public accounting firm engaged for the purpose of performing any audit, review or attest services and for dealing directly with any such accounting firm, (iii) provide a medium for consideration of matters relating to any audit issues and (iv) prepare the audit committee report that the rules require be included in our filings with the SEC. As of the closing of this offering, the members of our audit committee will be         ,          and the newly appointed independent director that we will appoint at or prior to the consummation of the offering.          will serve as Chairman of the audit committee and the composition of our audit committee will comply with all applicable NYSE rules, including the requirement that at least one member of the audit committee have accounting or related financial management expertise. Our newly appointed independent director will qualify as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and will be “independent” as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of the NYSE. Neither          nor          is so independent.

In accordance with NYSE rules, we plan to appoint a second independent director to our Board of Directors within 90 days after the consummation of this offering, who will replace          as a member of the audit committee and to appoint another independent member to our Board of Directors within 12 months after the consummation of this offering who will replace          as a member of the audit committee so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and applicable NYSE rules.

Our Board of Directors will adopt a written charter for the audit committee, which will be available on our website upon consummation of this offering.

Compensation Committee. Our compensation committee will review and recommend policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. Upon the closing of this offering, the members of our compensation committee will be         ,          and         , none of whom are independent as such term is defined in the rules of the NYSE. Because Platinum will own more than 50% of the voting power of our common stock after this offering, we are considered to be a “controlled company” for the purposes of the NYSE listing requirements. As such, we are permitted, and have elected, to opt out of the NYSE listing requirements that would otherwise require our compensation committee to be comprised entirely of independent directors.

Our Board of Directors will adopt a written charter for the compensation committee, which will be available on our website upon consummation of this offering.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee will oversee and assist our Board of Directors in identifying, reviewing and recommending nominees for election as directors; evaluate our Board of Directors and our management; develop, review and recommend corporate governance guidelines and a corporate code of business conduct and ethics; and generally advise our Board of Directors on corporate governance and related matters. Upon the closing of this offering, we will establish a nominating and corporate governance committee consisting of         ,          and         , none of whom are independent as such term is defined in the rules of the NYSE. Because Platinum will own more than 50% of the voting power of our common stock after this offering, we are considered to be a “controlled company” for the purposes of the NYSE listing requirements. As such, we are permitted, and have elected, to opt out of the NYSE listing requirements that would otherwise require our nominating and corporate governance committee to be comprised entirely of independent directors.

Our Board of Directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our website upon consummation of this offering.

Our Board of Directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

We do not currently have a designated compensation committee. None of our executive officers has served as a member of the Board of Directors or compensation committee of any entity that has an executive officer serving as a member of our Board of Directors.

Indemnification

We intend to maintain directors’ and officers’ liability insurance. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. We expect to enter into indemnification agreements with our directors to provide our directors and certain of their affiliated parties with additional indemnification and related rights. See “Description of Capital Stock—Limitation on liability of directors and indemnification” for further information.

Code of Ethics

Upon consummation of this offering, our Board of Directors will have adopted a Code of Ethics that contains the ethical principles by which our chief executive officer and chief financial officer, among others, are expected to conduct themselves when carrying out their duties and responsibilities. We will provide a copy of our Code of Ethics to any person, without charge, upon request, by writing to the Compliance Officer, Ryerson Inc., 2621 West 15th Place, Chicago, Illinois 60608 (telephone number (773) 762-2121). We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of our Code of Ethics by posting such information on Ryerson Inc.’s website at www.ryerson.com.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Overview and Objectives

As a private company, our compensation decisions with respect to our named executive officers have historically been based on the goal of achieving performance at levels necessary to provide meaningful returns to our primary stockholder upon an ultimate liquidity event. To this end, our compensation decisions in 2009 were primarily based on the goal of recruiting, retaining, and motivating individuals who can help us meet and exceed our financial and operational goals.

Determination of Compensation

For services performed for us and our subsidiaries during 2009, our named executive officers were primarily compensated by our operating subsidiary, Ryerson Inc. The Board of Directors of Ryerson Inc. (the “Ryerson Board”), in consultation with our primary stockholder, was principally responsible for establishing and making decisions with respect to our compensation and benefit plans generally in 2009, including all compensation decisions relating to our named executive officers. Following the effective date of this filing, we anticipate that compensation decisions will primarily be made by our new compensation committee. The following individuals served as our named executive officers in 2009: (i) Stephen E. Makarewicz, our principal executive officer and the President and Chief Executive Officer of Ryerson Inc., (ii) Matthias Heilmann, our Chief Operating Officer of Ryerson Inc. and (iii) Terence R. Rogers, our principal financial officer and the Chief Financial Officer of Ryerson Inc.

In determining the levels and mix of compensation, the Ryerson Board has not generally relied on formulaic guidelines but rather sought to maintain a flexible compensation program that allowed it to adapt components and levels of compensation to motivate and reward individual executives within the context of our desire to maximize stockholder value. Subjective factors considered in compensation determinations included an executive’s skills and capabilities, contributions as a member of the executive management team, contributions to our overall performance, and whether the total compensation potential and structure was sufficient to ensure the retention of an executive when considering the compensation potential that may be available elsewhere. In making its determination, the Ryerson Board has not undertaken any formal benchmarking or reviewed any formal surveys of compensation for our competitors. The Ryerson Board consulted with each of our named executive officers during the first few months of 2009 for recommendations regarding annual bonus targets and other compensation matters (including their own) and for financial analysis concerning the impact on Ryerson Inc. of various benefits and compensations structures. The Ryerson Board had no formal, regularly scheduled meetings to set compensation policy and instead met as circumstances required from time to time.

The Ryerson Board considered the economy and its impact on our business as the biggest factor impacting compensation decisions during 2009. The Ryerson Board weighed the conflicting goals of providing an attractive and competitive compensation package against making appropriate adjustments to our cost structure in recognition of the deteriorating economy when it made several midyear decisions, including a general salary freeze and some salary reductions more fully described below. The Ryerson Board considered the impact on employee morale and potential loss of key employees versus the need to cut costs. The Ryerson Board believes that its compensation decisions in 2009 accomplished both goals.

Components of Compensation for 2009

The compensation provided to our named executive officers in 2009 consisted of the same elements generally available to our non-executive employees, including base salary, bonuses, perquisites and retirement and other benefits, each of which is described in more detail below. Additionally, our named executive officers participated in a long-term incentive program, also described in more detail below.

Base Salary

The base salary payable to each named executive officer was intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities, as well as recruit well- qualified executives. In determining base salary for any particular year, the Ryerson Board generally considered, among other factors, competitive market practice, individual performance for the prior year, the mix of fixed compensation to overall compensation, and any minimum guarantees afforded to the named executive officer pursuant to any agreement. In February of 2009, all salaries were frozen unless adjustments were merited due to promotion or special circumstances. None of the named executive officers received salary increases during 2009. The Ryerson Board considered the worsening economy, overall business performance, and the desire to cut costs and, in May of 2009, reduced salaries. The salaries of Messrs. Makarewicz, Heilmann, and Rogers were reduced by 15% and remained at that reduced level through the end of 2009. Effective January 1, 2010, the Ryerson Board restored their base salaries based on several factors, including improving business performance and the desire to minimize the negative impact of the salary reduction on employee morale.

Annual Bonus

Ryerson Inc. maintains the Ryerson Annual Incentive Plan (the “AIP”), pursuant to which our key managers (including our named executive officers) were eligible to receive a performance-based cash bonus tied to our achievement of specified financial performance targets in 2009. Each participant’s threshold and target performance measures, as well as each participant’s target award (expressed as a percentage of the participant’s base salary) were established by the Ryerson Board. No cash AIP bonuses were payable unless we achieved the threshold set for the performance period. The Ryerson Board generally viewed the use of cash AIP bonuses as an effective means to compensate our named executive officers for achieving our annual financial goals and to provide meaningful returns to our primary stockholder upon a future liquidity event. The target AIP bonuses for Messrs. Makarewicz, Heilmann and Rogers were 100%, 100% and 75% of their respective base salaries for 2009. For 2009, the Ryerson Board set the performance targets on January 13, 2009 and these targets were communicated to the named executive officers shortly thereafter. The target AIP bonus levels were set to reflect the relative responsibility for our performance and to appropriately allocate the total cash opportunity between base salary and incentive based compensation.

For 2009, the Ryerson Board determined that “economic value added” (“EVA”) should be used as the performance measure for determining the cash AIP bonus payable to our named executive officers. EVA is the amount by which (i) our 2009 earnings before interest, tax, depreciation, amortization, and reorganization expenses plus adjustments established by the Board, if any, exceeded (ii) a carrying cost of capital applied to certain of our assets. The Ryerson Board chose EVA as the appropriate performance measure to motivate our key executives, including the named executive officers, to maximize earnings by more effectively utilizing and managing our assets. For 2009, threshold EVA was set at approximately $77 million and target EVA was set at approximately $96 million. For 2009, the actual EVA did not reach the minimum threshold (80% achievement of EVA targets), and as such, none of our named executive officers received a bonus for 2009.

Long Term Incentive Bonus

In February of 2009, we adopted the Rhombus Holding Corporation 2009 Participation Plan (the “Participation Plan”), designed to provide incentive to key employees, including our named executive officers, to maximize our performance and to provide maximum returns to our stockholders. Under the Participation Plan, participants are granted performance units, the value of which appreciate when and as our value increases from and after the date of grant, and it is this appreciation in value which is the basis upon which incentive compensation may become payable upon the occurrence of certain qualifying events, which are described below. The Compensation Committee for the Participation Plan determines who is eligible to receive an award, the size and timing of the award, and the value of the award at the time of grant. The maximum number of performance units that may be awarded under the Participation Plan is 87,500,000. On February 16, 2009, the Compensation Committee granted 13,125,000, 8,750,000, and 8,750,000 to Messrs. Makarewicz, Heilmann, and Rogers, respectively. There is no set criteria used to determine the amount of the granted performance units. The size of the award is based upon the individuals position, value to the Company and anticipated contribution to Company performance. The performance units granted in 2009 mature in four equal installments; the first installment on the date of grant, the second on October 31, 2009, and the remaining installments on October 31, 2010 and October 31, 2011. The Compensation Committee believes that maturation of the performance units over a 44-month period of time acts as an incentive for participants to remain in our employ and to strive to create value throughout the investment cycle. Subject to certain thresholds, payment on the performance units is contingent upon the occurrence of either (i) a sale of some or all of our common stock by our stockholders, or (ii) our payment of a cash dividend. The Participation Plan will expire February 15, 2014 and all performance units will terminate upon the expiration of the Participation Plan. Performance units are generally forfeited upon a participant’s termination of employment. We intend to require participants in our Participation Plan to waive any and all rights thereunder in connection with their receipt of any award under the stock incentive plan that we intend to adopt prior to completion of this offering and intend to terminate the Participation Plan following receipt of such waiver from each participant therein. For additional information on the stock incentive plan, see “—Stock Incentive Plan.”

Retirement Benefits

Ryerson Inc. currently sponsors both a qualified defined benefit pension plan and a nonqualified supplemental pension plan, both of which were frozen as of December 31, 1997. These plans are described in further detail below under the caption “Narrative Disclosure of the Pension Benefits Table.”

The Ryerson Inc. tax-qualified employee savings and retirement plan (“401(k) Plan”) covers certain full- and part-time employees, including our named executive officers. Under the 401(k) Plan, employees may elect to reduce their current compensation up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan. We generally match contributions up to 4% of base salaries made by our employees and, from time to time, make other contributions, up to certain pre-established limits. The Ryerson Board believes that the 401(k) Plan provides an important and highly valued means for employees to save for retirement. The Ryerson Board reviewed the basic 4% match in 2009 and concluded that it was competitive as compared to other employers. Ryerson Inc. matched 4% of the named executive officers’ contributed base salary until our match was suspended as of February 6, 2009. All of our named executive officers participated in the 401(k) Plan on the same basis as our other employees in 2009, except that the rules governing qualified plans with regard to highly compensated employees may limit our named executive officers from achieving the maximum amount of contributions under the 401(k) Plan. Effective January 22, 2010, Ryerson Inc. resumed matching up to 4% of employee contributions, including those of our named executive officers, to the 401(k) Plan.

Ryerson Inc. also maintains a nonqualified savings plan, which is an unfunded, nonqualified plan that allows highly compensated employees who make the maximum annual 401(k) contributions allowed by applicable law to the 401(k) Plan to make additional deferrals in excess of the statutory limits. Ryerson Inc. matches up to 4% of all contributed base salary of the participants. The Ryerson Board believes that our nonqualified savings plan provides an enhanced opportunity for our eligible employees, including our named executive officers, to plan for and meet their retirement savings needs. Messrs. Makarewicz, Heilmann, and Rogers participate in this plan on the same terms as other eligible employees.

Perquisites and Other Benefits

Ryerson Inc. paid dues and business-related expenses for club memberships for Mr. Makarewicz during 2009. The portion of the dues not related to business activities was imputed to him as taxable income. In April 2009, Ryerson Inc. determined that, in light of economic conditions, the expenses associated with club memberships were no longer a justifiable use of funds and discontinued paying the dues for club memberships, including those for Mr. Makarewicz, but we continue to reimburse Mr. Makarewicz for business-related expenses relating to his club membership. We also provided an automobile lease for Mr. Makarewicz, and the value of the personal use of such vehicle is treated as imputed income. In April 2009, as a cost cutting measure, we replaced the leased car program with a plan that reimburses employees for use of their personal vehicles on Company business. We also provide Mr. Makarewicz with financial planning and tax preparation services.

Mr. Heilmann’s offer letter provides for 12 months housing and payments pursuant to the relocation policy which provides for payment of or reimbursement for certain expenses such as moving expenses, buying or selling a home, and tax gross-up. The Board believed that Mr. Heilmann should not suffer any adverse financial impact due to his relocation from California to Illinois.

Employment/Severance, Non-compete, and Non-solicitation Agreements

Messrs. Makarewicz and Rogers have entered into employment/severance, non-compete, confidentiality, or similar arrangements with Ryerson Inc. which set the executive’s title, base salary, target cash AIP bonus, and other compensation elements, and impose a post-termination confidentiality, non-compete, and non-solicitation obligations that apply following the termination of an executive’s employment for any reason. Additionally, each employment agreement provides for severance upon a termination by us without cause or by the named executive officer for good reason.

On January 8, 2009, Ryerson Inc. entered into an employment letter with Mr. Heilmann as an inducement to accept employment with Ryerson. This letter provides for base salary of $350,000 and a target AIP bonus of 100% of base salary. Additionally, the letter provides that Ryerson Inc. will provide Mr. Heilmann with temporary housing and relocation expenses in connection with his move from California to Chicago. In the event Mr. Heilmann’s employment is terminated by Ryerson Inc. for reasons other than cause, he is entitled to receive an enhanced 52 weeks of severance pay based on his weekly base pay rate and to receive medical and dental benefits pursuant to the Ryerson Severance Plan. Mr. Heilmann is subject to invention assignment provisions and confidentiality provisions which run for a 3 year period following any termination of employment, as well as post-termination non-compete and non-solicitation covenants which run for a 12 month period following any termination.

The Ryerson Board believes that employment agreements with our named executive officers are valuable tools to both enhance our efforts to retain these executives and to protect our competitive and confidential information. The estimates of the value of the benefits potentially payable under these agreements upon a termination of employment, are set out below under the captions “Potential Payments Upon Termination or Change in Control.”

2010 Compensation Decisions

Stock Incentive Plan

We intend to adopt, prior to effectiveness, a stock incentive plan that will afford more flexibility to our compensation committee by allowing grants of a wide variety of equity awards to our key employees, directors and consultants, including incentive and nonqualified stock options, shares of restricted stock, restricted stock units, stock appreciation rights, performance awards and other awards that are valued by reference to, or otherwise based on, the fair market value of our common stock. This plan is designed to assist us in attracting, retaining, motivating and rewarding key employees, directors, and consultants, and promoting the creation of long-term value for our public stockholders by closely aligning the interests of the participants with those of our public stockholders.

Our compensation committee will administer the stock incentive plan and will be authorized to, among other things, designate participants, grant awards, determine the number of shares subject to awards and the terms and conditions relating to such awards, prescribe award agreements, interpret the plan, establish, amend and rescind any rules and regulations relating to the plan and to make any other determinations that it deems necessary or advisable for the administration of the plan. The compensation committee may also delegate to our officers or employees, or other committees, subject to applicable law, the authority, subject to such terms as the compensation committee determines appropriate, to perform such functions, including but not limited to administrative functions, including the appointment of agents to assist in the administration of the plan. Any action of the compensation committee (or its authorized delegates) will be final, conclusive and binding on all persons, including participants and their beneficiaries.

The total number of shares of our common stock that we plan to make available for issuance or delivery under the plan will be                 , subject to adjustment in the event of any stock split, reverse stock split, reorganization, recapitalization, merger, consolidation, combination, share exchange or any other similar change in our capitalization, or in connection with any extraordinary dividend declared and paid in respect of shares of our common stock. For the purpose of determining the remaining shares of common stock available for grant under the plan, to the extent that an award expires or is canceled, forfeited, settled in cash or otherwise terminated without a delivery to the participant of the full number of shares to which the award related, the undelivered shares will again be available for grant. Similarly, shares withheld in payment of the exercise price of, or taxes relating to, an award, and shares equal in number to those surrendered in payment of any exercise price or taxes relating to an award shall be deemed to constitute shares not delivered to the participant and shall be deemed to be available again for future grants of awards under the plan. In order to qualify certain awards under the plan as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, as of the first date required by Section 162(m) of the Code, no employee shall be eligible to be granted during any calendar year options, performance awards or stock appreciation rights covering more than the maximum number of shares of our common stock then-available for issue under the plan.

The plan provides for the grant of both incentive stock options, within the meaning of Section 422(b) of the Code, and non-qualified stock options. Stock options will vest in accordance with the terms of the applicable award agreement. Options granted under the plan will expire no later than the tenth (10th) anniversary of the applicable date of grant, except that, to the extent that incentive stock options are granted to a ten percent (10%) stockholder, such options will expire after five (5) years from the date of grant. Options will have an exercise price determined by the compensation committee at the time of grant, although options intended to not be considered “nonqualified deferred compensation” within the meaning of Section 409A of the Code, or to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, will have an exercise price that is not less than the fair market value of our common stock on the grant date. The term “fair market value” is defined as the closing price of our common stock as of any particular date on the principal national securities exchange on which our common stock is listed and traded on such date, or if our common stock is not listed on an exchange, the amount determined by our Board in good faith and in a manner consistent with Section 409A of the Code to be the fair market value.

The stock incentive plan also expressly permits the compensation committee to grant shares of restricted stock, which generally refers to shares of our common stock that are subject to vesting conditions or other lapsing or repurchase rights upon a termination of a recipient’s employment, which conditions or rights are determined by the compensation committee at the time of award, and performance awards, which may be designated as performance units that have an initial value that is set by the compensation committee at the time of grant, or as performance shares that have an initial value equal to the fair market value of our common stock on the date of grant. Performance awards may be settled in cash, shares of our common stock or other awards (or a combination thereof). The performance objectives and other terms and conditions that must be satisfied in order for performance awards to become vested and payable are determined by the compensation committee at the time of award. Performance objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of an individual participant or the participant’s employer, division, department or function within the Company or the participant’s employer. Performance objectives may be measured on an absolute or relative basis, and relative performance may be measured by comparison to a group of peer companies or to a financial market index. Performance objectives shall be limited to specific levels of, or increases in, one or more of the following: return on equity; diluted earnings per share; net earnings; total earnings; earnings growth; return on capital; working capital turnover; return on assets; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; sales; sales growth; gross margin; return on investment; increase in the fair market value per share; share price (including but not limited to growth measures and total stockholder return); operating profit; cash flow (including but not limited to operating cash flow and free cash flow); cash flow return on investment (which equals cash flow divided by total capital); inventory turns; financial return ratios; total return to shareholders; market share; earnings measures/ratios; economic value added; balance sheet measurements including but not limited to receivable turnover; internal rate of return; and expense targets. The Company may specify minimum acceptable levels of achievement below which no payment of awards will occur, and may establish formulas to determine the payment of awards if performance exceeds such minimum levels but falls short of the specified maximum levels of achievement. The compensation committee may adjust performance objectives and the related minimum acceptable level of achievement if it determines, in its discretion, that events or transactions have occurred after the applicable date of grant of a performance award that are unrelated to the performance of the Company or the participant and result in a distortion of the performance objectives or the related minimum acceptable level of achievement, including unusual or non-recurring events such as restructurings or discontinued operations, an event either not directly related to the operations of the Company or not within the reasonable control of the Company’s management or changes in applicable tax laws, regulations or accounting principles.

The compensation committee may also grant other awards that may be denominated in, payable in, valued in whole or in part by reference to or otherwise based on or related to our common stock, including restricted stock units and stock appreciation rights. Such awards will be subject to terms and conditions that are determined by the compensation committee at the time of the award.

The compensation committee may, in the event of a corporate event (as defined in the plan), provide that any outstanding awards, whether vested or unvested, be assumed or substituted, be accelerated as of the consummation of the corporate event, be cancelled as of the consummation of the corporate event and that holders of cancelled awards receive a payment in respect of such cancellation based on the amount of per-share consideration being paid in connection with the corporate event less, in the case of options and other awards subject to exercise, the applicable exercise price, or be replaced with a cash incentive program that preserves the value of replaced awards and contains identical vesting conditions.

Our Board will have the ability to amend the stock incentive plan or any awards granted thereunder at any time, provided that no amendment will be made that impairs the rights of the holder of any award. Our Board may also suspend or terminate the stock incentive plan at any time, and, unless sooner terminated, the stock incentive plan shall terminate on the day before the tenth (10th) anniversary of the date the stock incentive plan is adopted by our Board. All awards granted under the plan will be subject to incentive compensation clawback and recoupment policies implemented by our Board from time to time.

We intend to require participants in our Participation Plan to waive any and all rights thereunder in connection with their receipt of any award under the stock incentive plan and intend to terminate the Participation Plan following receipt of such waiver from each participant therein.

Executive Compensation

The following table shows compensation of our principal executive officer, our principal financial officer, and one other executive officer. The table includes compensation paid by us and our subsidiaries.

2009 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Non Equity Incentive Plan Compensation ($)	Stock Awards ($)(4)	Change in Pension and Nonqualified Deferred Compensation Earnings ($)(1)	All other Compensation ($)(2)		Total ($)
Stephen E. Makarewicz-	2009	404,750	0	0	94,067	30,613		529,430
Principal Executive Officer and President and Chief Executive Officer of Ryerson Inc.
Matthias L. Heilmann-	2009	287,964	0	0	0	499,659	(3)	787,623
Chief Operating Officer of Ryerson Inc.
Terence R. Rogers-	2009	292,322	0	0	5,885	12,001		310,208
Principal Financial Officer and Chief Financial Officer of Ryerson Inc.

(1)	Shows the aggregate change in the actuarial present value of the named executive officer’s accumulated benefit under our qualified pension plan and supplemental pension plan, from December 31, 2008 (the pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for 2008) to December 31, 2009 (the pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for 2009). We do not pay above-market or preferential earnings on compensation deferred under our nonqualified defined contribution plan or the nonqualified savings plan.
(2)	In 2009, we contributed to our qualified savings plan $6,970, $4,900, and $6,397 for Messrs. Makarewicz, Heilmann, and Rogers, respectively, and contributed $12,510, $859, and $5,604 to the non-qualified plan accounts for Messrs. Makarewicz, Heilmann, and Rogers, respectively. Also included in All Other Compensation is imputed income from personal use of a company-provided automobile lease, personal use of company-provided club memberships and company-provided financial services.
(3)	Includes $99,360 for the loss on the sale of his home, $28,000 in temporary housing, $189,140 reimbursement for capital improvements to his home, and $177,400 as a tax-gross up.
(4)	The amounts shown in the “Stock Awards” column represent the aggregate grant date of fair value of performance units granted in February 2009. See note 7 to the audited consolidated financial statement included elsewhere in this Form S-1 for the year ending December 31, 2009, as filed with the SEC.

GRANTS OF PLAN-BASED AWARDS

				Estimated Possible Payouts Under Non-Equity Incentive Plan Awards
Name	Plan*	Grant Date	Number of Performance Units Granted	Threshold ($)	Target ($)	Maximum ($)	Grant Date Fair Value of Stock Awards ($)(1)
Stephen E. Makarewicz	AIP RHC	01/13/09 02/16/09	13,125,000	225,000	450,000	N/A	0
Matthias Heilmann	AIP RHC	01/13/09 02/16/09	8,750,000	175,000	350,000	N/A	0
Terence R. Rogers	AIP RHC	01/13/09 02/16/09	8,750,000	121,878	243,756	N/A	0

*	AIP = Ryerson Annual Incentive Plan
RHC	= Ryerson/Rhombus Holding Corporation 2009 Participation Plan
(1)	The amounts shown in the “Grant Date Fair Value of Stock Awards” column represent the grant date fair value of the performance units granted in February 2009. See note 7 to the audited consolidated financial statement included elsewhere in this Form S-1 for the year ending December 31, 2009, as filed with the SEC.

Narrative Disclosure Relating to Summary Compensation Table and Grants of Plan-based Awards Table

Employment Agreements

Ryerson Inc. is currently a party to employment agreements with Messrs. Makarewicz and Rogers. The employment agreements set a minimum base salary and target bonus for each employee, but the compensation paid to our named executive officers exceeds the minimum amounts provided in the employment agreements. The employment agreements contain customary confidentiality and invention assignment provisions and also contain customary post-termination, non-compete and non-solicit covenants which generally run for a 24 month period following any termination. Messrs. Makarewicz and Rogers would be entitled to base salary and medical and dental coverage for a period of two years following termination provided that they do not violate the non-compete or confidentiality terms of their employment agreements. They would also be entitled to a payment equal to two times the average of the last three bonuses paid.

Ryerson Inc. is a party to an employment letter with Mr. Heilmann, which provides for base salary of $350,000 and a target AIP bonus of 100% of base salary. Additionally, the letter provides that Ryerson Inc. will provide Mr. Heilmann with temporary housing and relocation expenses in connection with his move from California to Illinois. Mr. Heilmann is subject to invention assignment provisions and confidentiality provisions which run for a 3 year period following any termination of employment, as well as post-termination non-compete and non-solicitation covenants which run for a 12 month period following any termination.

Participation Plan

We maintain the Rhombus Holding Corporation 2009 Participation Plan (the “Participation Plan”), pursuant to which participants are granted performance units, the value of which appreciate when and as our value increases from and after the date of grant, and it is this appreciation in value which is the basis upon which incentive compensation may become payable upon the occurrence of certain qualifying events, which are described below. On February 16, 2009, the Compensation Committee granted 13,125,000, 8,750,000, and 8,750,000 to Messrs. Makarewicz, Heilmann, and Rogers, respectively. These performance units mature in four equal installments; the first installment on the date of grant, the second on October 31, 2009, and the remaining installments on October 31, 2010 and October 31, 2011. Subject to certain thresholds, payment on the performance units is contingent upon the occurrence of either (i) a sale of some or all of our common stock by our stockholders, or (ii) our payment of a cash dividend. The Participation Plan will expire February 15, 2014 and all performance units will terminate upon the expiration of the Participation Plan. Performance units are generally forfeited upon a participant’s termination of employment. We intend to require participants in our Participation Plan to waive any and all rights thereunder in connection with their receipt of any award under the stock incentive plan that we intend to adopt prior to completion of this offering and intend to terminate the Participation Plan following receipt of such waiver from each participant therein. For additional information on the stock incentive plan, see “—Stock Incentive Plan.”

Outstanding Equity Awards at Fiscal Year-End 2009

There were no outstanding equity awards at fiscal year-end 2009.

Pension Benefits
Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)
Stephen E. Makarewicz	Pension Plan Supplemental Pension Plan	19.33 19.33	580,808 305,844

Terence R. Rogers	Pension Plan Supplemental Pension Plan	3.67 3.67	37,669 0

Matthias Heilmann	Pension Plan Supplemental Pension Plan	— —	— —

(1)	Computed as of December 31, 2009, the same pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for the last completed fiscal year.
(2)	The actuarial present value of the named executive officer’s accumulated benefit under the relevant plan, assuming retirement at age 65 with at least 5 years of credited service, computed as of December 31, 2009, the same pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for the last completed fiscal year. The valuation method and material assumptions applied in quantifying the present value of the current accrued benefits under each of the pension plan and the supplemental pension plan are: the discount rate used to value the present value of accumulated benefits is 5.80%.

Narrative Disclosure of the Pension Benefits Table

Ryerson Inc. froze benefit and service accruals under both our qualified pension plan and our nonqualified supplemental pension plan, effective as of December 31, 1997 and most participants, including our named executive officers, no longer accrue any benefit under these plans.

Qualified Pension Plan

Full pension benefits are payable to eligible employees who, as of the date of separation from employment, are (i) age 65 or older with at least 5 years of vesting service, (ii) age 55 or older with at least 10 years of vesting service, or (iii) any age with at least 30 years of vesting service. Benefits may be reduced depending on age and service when an individual retires and/or chooses to have benefit payments begin. Benefits are reduced under (ii) above if voluntary retirement commences prior to the employee reaching age 62 with at least 15 years of vesting service. Benefits are not reduced if the age and service conditions under (i) or (iii) are met.

In general, benefits for salaried employees are based on two factors: (i) years of benefit service prior to the freeze date of the pension benefit, and (ii) average monthly earnings, based on the highest 36 months of earnings during the participant’s last ten years of service prior to the freeze date of the participant’s pension benefit.

Supplemental Pension Plan

The Internal Revenue Code imposes annual limits on contributions to and benefits payable from our qualified pension plan. Our nonqualified supplemental pension plan provides benefits to highly compensated employees (including our named executive officers in excess of the limits imposed by the Internal Revenue Code. The supplemental pension plan payments are normally paid on a monthly basis following retirement, along with the qualified plan monthly payments, however, the supplemental pension plan does allow payment of the benefits under the supplemental plan in a lump sum at retirement, in installments, or by purchase of an annuity if the plan participant is age 55 or older, has at least 5 years of service, and earned annual compensation exceeding $200,000. Mr. Heilmann does not participate in this plan.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(1)	Aggregate Balance at Last Fiscal Year End ($)
Stephen E. Makarewicz	15,970	13,025	4,244	261,630
Terence R. Rogers	1,890	5,859	865	53,743
Matthias Heilmann	0	0	0	0

(1)	All account balances are deferred to a cash account which is credited with interest at the rate paid by our 401(k) savings plan’s Managed Income Portfolio Fund II fund, which in 2009 ranged from 0.10% to 0.22%, compounded monthly. The amounts reported in this column consist of interest earned on such deferred cash accounts.

Narrative Disclosure of Nonqualified Deferred Compensation

The Internal Revenue Code imposes annual limits on employee contributions to our 401(k) Plan. Our nonqualified savings plan is an unfunded, nonqualified plan that allows highly compensated employees who make the maximum annual 401(k) contributions to defer, on a pre-tax basis, amounts in excess of the limits applicable to deferrals under our 401(k) Plan. Our nonqualified savings plan allows deferred amounts to be notionally invested in the Managed Income Portfolio Fund II (or any successor fund) that is available to the participants in our 401(k) Plan.

Generally, each of our named executive officers is eligible for, and participates in, our nonqualified savings plan. Our named executive officers will be entitled to the vested balance of their respective accounts when they retire or otherwise terminate employment. Participants are generally permitted to choose whether the benefits paid following their retirement will be paid in a lump sum or installments, with all amounts to be paid by the end of the calendar year in which the employee reaches age 75. For participants terminating employment for reasons other than retirement, the account balance is payable in a lump sum by no later than 60 days after the 1-year anniversary of the termination of employment.

Potential Payments Upon Termination or Change in Control

Each of our named executive officers have entered into employment agreements with Ryerson Inc., the material terms of which have been summarized above in the Narrative Disclosure Relating to the Summary Compensation Table, upon certain terminations of employment, our named executive officers are entitled to payments of compensation and certain benefits. The table below reflects the amount of compensation and benefits payable to each named executive officer in the event of (i) termination for cause or without good reason (“voluntary termination”), (ii) termination other than for cause or with good reason (“involuntary termination”),

(iii) termination by reason of an executive’s death or disability, or (iv) a change in control. The amounts shown assume that the applicable triggering event occurred on December 31, 2009, and therefore, are estimates of the amounts that would be paid to the named executive officers upon the occurrence of such triggering event.

Name	Reason for Termination	Cash Severance ($)	Pro Rata Bonus ($)	Enhanced Retirement Benefits ($)	Continued Welfare Benefits ($)	Total ($)
Mr. Makarewicz	Voluntary	0	0	0	0	0
	Involuntary	1,357,048	0	0	17,564	1,374,612
	Death or Disability	0	0	5	0	0
	Change in Control	0	0	0	0	0

Mr. Heilmann	Voluntary	0	0	0	0	0
	Involuntary	350,000	0	0	10,317	360,317
	Death or Disability	0	0	0	0	0
	Change in Control	0	0	0	0	0

Mr. Rogers	Voluntary	0	0	0	0	0
	Involuntary	959,684	0	22,550	0	982,234
	Death or Disability	0	0	0	0	0
	Change in Control	0	0	0	0	0

DIRECTOR COMPENSATION

We did not pay our current directors any compensation for serving on the Ryerson Board during 2009.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Platinum Acquisition

On October 19, 2007, Ryerson was acquired by Platinum following the merger of Merger Sub with and into Ryerson Inc., pursuant to which Ryerson Inc. became a wholly-owned subsidiary of Ryerson Holding. The Platinum Acquisition was consummated for a cash purchase price of $1,065 million, plus the assumption of $653 million of debt. The business of Ryerson, after giving effect to the Platinum Acquisition, was the same as the business of Ryerson before the merger. Ryerson Holding and Merger Sub were formed by Platinum solely for the purpose of entering into the merger agreement and completing the Platinum Acquisition. To finance a portion of the Platinum Acquisition, Platinum made an investment in Ryerson Holding of approximately $500 million, which was contributed as equity to Merger Sub. Platinum currently owns 99% of our capital stock. Upon completion of this offering, Platinum will continue to own approximately     % of our common stock.

Services Agreement

JT Ryerson, one of our subsidiaries, is party to a corporate advisory services agreement (the “Services Agreement”) with Platinum Advisors, an affiliate of Platinum. Under the terms of the Services Agreement, Platinum Advisors provides to JT Ryerson certain general business, management, administrative and financial advice. In consideration of these and other services, JT Ryerson pays an annual advisory fee to Platinum Advisors of no greater than $5 million. The Services Agreement will continue in effect until terminated by Platinum Advisors. In addition to the fees paid to Platinum Advisors pursuant to the Services Agreement, JT Ryerson will pay Platinum’s out-of-pocket expenses incurred in connection with providing management services to JT Ryerson.

In connection with this offering, Platinum Advisors and JT Ryerson intend to terminate the Services Agreement, pursuant to which JT Ryerson will pay Platinum Advisors $             million as consideration for terminating the monitoring fee payable thereunder.

Investor Rights Agreement

Ryerson Holding and Platinum expect to enter into an investor rights agreement prior to the completion of this offering, which will provide for, among other things, demand, piggyback and Form S-3 registration rights.

The investor rights agreement will provide that Platinum may make written demands of us to require us to register the shares of our common stock owned by Platinum; provided, however that we are not obligated to effect more than two such demand registrations. In addition, Platinum will have piggyback registration rights entitling them to require us to register shares of our common stock owned by them in connection with any registration statements filed by us after the completion of this offering, subject to certain exceptions. Upon the closing of this offering, we have agreed to use commercially reasonable efforts to qualify for registration on Form S-3 for secondary sales. After we have qualified for the use of Form S-3, Platinum will, subject to certain exceptions, have the right to request an unlimited number of registrations on Form S-3. We will not be obligated to effect a registration unless certain pricing or timing conditions are first satisfied.

We have agreed to indemnify Platinum against losses suffered by it in connection with any untrue or alleged untrue statement of a material fact contained in any prospectus, offering circular, or other document delivered or made available to investors (or in any related registration statement or any amendment or supplement thereto) or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading, except insofar as the same may be caused by or contained in any information furnished in writing to us by Platinum for use therein.

The investor rights agreement was negotiated among management and Platinum, and we believe the investor rights agreement is on arm’s-length terms.

Dividend Payments

On April 2, 2008, Ryerson Inc. declared a cash dividend on its common stock, payable to us, in an aggregate amount of approximately $25.0 million, which proceeds were used by us to make open-market purchases of bonds of PNA Intermediate Holding Corporation, the holding company and sole stockholder of PNA Group Inc. PNA Group Inc. and its consolidated subsidiaries (together, “PNA”) are a national steel service group that, at the time, was indirectly wholly-owned by Platinum. Platinum subsequently sold PNA in August 2008. On August 4, 2008, PNA Intermediate Holding Corporation redeemed all of its outstanding bonds at 102% of the principal amount, plus accrued and unpaid interest, the payment of which resulted in a gain of approximately $6.7 million.

In July 2009, we declared cash dividends in an aggregate amount of approximately $56.5 million to our stockholders.

On January 29, 2010, we paid a cash dividend in an aggregate amount of approximately $213.8 million to our stockholders with the proceeds from the Ryerson Holding Offering.

Policies and Procedures Regarding Transactions with Related Persons

Upon consummation of the offering, our Board of Directors will have adopted written policies and procedures for transactions with related persons. As a general matter, the policy will require the audit committee to review and approve or disapprove the entry by us into certain transactions with related persons. The policy will contain transactions which are pre-approved transactions. The policy will only apply to transactions, arrangements and relationships where the aggregate amount involved could reasonably be expected to exceed $120,000 in any calendar year and in which a related person has a direct or indirect interest. A related person is: (i) any director, nominee for director or executive officer of our company; (ii) any immediate family member of a director, nominee for director or executive officer; and (iii) any person, and his or her immediate family members, or entity, including affiliates, that was a beneficial owner of 5% or more of any of our outstanding equity securities at the time the transaction occurred or existed.

The policy will provide that if advance approval of a transaction subject to the policy is not obtained, it must be promptly submitted to the committee for possible ratification, approval, amendment, termination or rescission. In reviewing any transaction, the committee will take into account, among other factors the committee deems appropriate, recommendations from senior management, whether the transaction is on terms no less favorable than terms generally available to a third party in similar circumstances and the extent of the related person’s interest in the transaction. Any related person transaction must be conducted at arm’s length. Any member of the audit committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the audit committee that considers the transaction.

PRINCIPAL STOCKHOLDERS

99% of our issued and outstanding 5,000,000 shares of common stock is beneficially owned by Platinum. The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 31, 2009, and on an as adjusted basis to give effect to the closing of the offering, with respect to each person known by us to beneficially own more than 5% of our common stock . None of our directors or executive officers beneficially owns, or will beneficially own after the closing of the offering, any of our common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Except as indicated in the footnotes to this table and subject to applicable community property laws, upon the closing of this offering, the persons named in the table will have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. As of December 31, 2009, there were eight registered holders of our common stock. For more information regarding our principal stockholder, see “Certain Relationships and Related Party Transactions.”

	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering
Beneficial Owner	Number	Percent	Number	Percent
Platinum(1)(2)	4,950,000	99%			%

(1)	Consists of (i) 711,236.84 shares of common stock held by Platinum Equity Capital Partners, L.P.; (ii) 132,868.42 shares of common stock held by Platinum Equity Capital Partners-PF, L.P.; (iii) 195,394.74 shares of common stock held by Platinum Equity Capital Partners-A, L.P.; (iv) 2,211,674 shares of common stock held by Platinum Equity Capital Partners II, L.P.; (v) 358,366 shares of common stock held by Platinum Equity Capital Partners-PF II, L.P.; (vi) 350,460 shares of common stock held by Platinum Equity Capital Partners-A II, L.P.; and (vii) 990,000 shares of common stock held by Platinum Rhombus Principals, LLC. Platinum is the beneficial owner of each of the Platinum entities listed above and Tom Gores is the Chairman and Chief Executive Officer of Platinum Equity, LLC, which, through its affiliates, manages Platinum. Mr. Gores may be deemed to share voting and investment power with respect to all shares of common stock of Ryerson Holding held beneficially by Platinum. Mr. Gores disclaims beneficial ownership of all shares of common stock of Ryerson Holding that are held by each of the Platinum entities listed above with respect to which Mr. Gores does not have a pecuniary interest therein. Eva M. Kalawski, Mary Ann Sigler and Jacob Kotzubei are directors of Ryerson Holding and each disclaims beneficial ownership of any shares of common stock of Ryerson Holding that they may be deemed to beneficially own because of their affiliation with Platinum, except to the extent of any pecuniary interest therein.
(2)	Address is 360 North Crescent Drive, Beverly Hills, California 90210.

DESCRIPTION OF CAPITAL STOCK

General

The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of the capital stock contained in our amended and restated certificate of incorporation and applicable law. We intend to amend and restate our certificate of incorporation and bylaws prior to consummation of this offering. A copy of our amended and restated certificate of incorporation and amended and restated bylaws will be filed as exhibits to the Registration Statement of which this prospectus is a part. The following description refers to the terms of our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation provides that our authorized capital stock will consist of            shares of common stock, par value $0.01 per share, and            shares of preferred stock, par value $0.01 per share, that are undesignated as to series.

As of December 31, 2009, there were eight record holders of our common stock.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulative votes with respect to the election of directors. The holders of common stock are entitled to receive dividends as may be declared by our Board of Directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no other preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of our common stock are fully paid and nonassessable. The shares of common stock to be issued upon completion of the offering will also be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Undesignated Preferred Stock

There will not be any shares of preferred stock outstanding upon the closing of the offering. Under our amended and restated certificate of incorporation, which will become effective simultaneously with the offering, our Board of Directors has the authority, without action by our stockholders, to designate and issue any authorized but unissued shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our common stock without further action by our stockholders. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions of Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by our Board of Directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock. For these purposes Platinum will not constitute “interested stockholders.”

Stockholders will not be entitled to cumulative voting in the election of directors. The authorization of undesignated preferred stock will make it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of our company. The foregoing provisions of our amended and restated certificate of incorporation and the Delaware General Corporation Law may have the effect of deterring or discouraging hostile takeovers or delaying changes in control of our company.

Charter and Bylaws Anti-Takeover Provisions

Our amended and restated certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing.

Our amended and restated certificate of incorporation provides that our Board of Directors will be divided into three classes of directors, with the number of directors in each class to be as nearly equal as possible. Our classified board staggers terms of the three classes and will be implemented through one, two and three-year terms for the initial three classes, followed in each case by full three-year terms. With a classified board, only one-third of the members of our Board of Directors will be elected each year. This classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our Board of Directors, but must consist of not less than three directors. This provision will prevent stockholders from circumventing the provisions of our classified board.

Our amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of our issued and outstanding capital stock, voting together as a single class, is required for the following:

•	alteration, amendment or repeal of the staggered Board of Directors provisions in our amended and restated certificate of incorporation; and

•

alteration, amendment or repeal of certain provisions of our amended and restated bylaws, including the provisions relating to our stockholders’ ability to call special meetings, notice provisions for stockholder business to be conducted at an annual meeting, requests for stockholder lists and corporate records, nomination and removal of directors and filling of vacancies on our Board of Directors.

Our amended and restated certificate of incorporation provides for the issuance by the Board of Directors of up to              shares of preferred stock, with voting power, designations, preferences and other special rights. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of holders of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock. Preferred stockholders could also make it more difficult for a third party to acquire our company. At the closing of this offering, no shares of preferred stock will be outstanding and we currently have no plans to issue any shares of preferred stock.

Our amended and restated bylaws establish an advance notice procedure for stockholders to bring matters before special stockholder meetings, including proposed nominations of persons for election to our Board of Directors. These procedures specify the information stockholders must include in their notice and the timeframe in which they must give us notice. At a special stockholder meeting, stockholders may only consider nominations or proposals specified in the notice of meeting. A special stockholder meeting for any purpose may only be called by our Board of Directors, our Chairman or our Chief Executive Officer, and will be called by our Chief Executive Officer at the request of the holders of a majority of our outstanding shares of capital stock.

Our amended and restated bylaws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a meeting. However, our amended and restated bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

The foregoing provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law may have the effect of deterring or discouraging hostile takeovers or delaying changes in control of the company.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and bylaws will limit our directors’ and officers’ liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors and officers will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director or officer, except for liability:

•	for any breach of the director’s or officer’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which a director or officer derives an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The provision regarding indemnification of our directors and officers in our amended and restated certificate of incorporation will generally not limit liability under state or federal securities laws.

Delaware law and our amended and restated certificate of incorporation and bylaws provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with our company against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorney’s fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. In addition, Ryerson Inc. is party to certain indemnification agreements pursuant to which it has agreed to indemnify the employees who are party thereto.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is .

Listing

At present, there is no established trading market for our common stock. We intend to apply to have our common stock listed on the NYSE under the symbol “RYI.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Ryerson Credit Facility

General

Ryerson Inc. is party to a five-year senior secured asset-based revolving credit facility with Bank of America, N.A. (the “Ryerson Credit Facility”) that allows it to borrow up to $1.35 billion of revolving loans, including a Canadian subfacility and a letter of credit subfacility with a maximum availability of $150.0 million. The Ryerson Credit Facility is debt of Ryerson Inc. and certain of its subsidiaries; Ryerson Holding is not party to the Ryerson Credit Facility and does not guarantee any obligations thereunder.

Availability under the Ryerson Credit Facility is determined by a U.S. and a Canadian borrowing base of specified percentages of Ryerson’s eligible inventories and accounts receivable, but in no event in excess of $1.35 billion. All borrowings under the Ryerson Credit Facility are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. As of December 31, 2009, Ryerson Inc. had outstanding borrowings under the Ryerson Credit Facility of $250.2 million.

Interest and Fees

Borrowings under the Ryerson Credit Facility bear interest at a rate per annum equal to:

•

in the case of borrowings in U.S. Dollars, the applicable margin plus, at Ryerson Inc.’s option, either (1) a base rate determined by reference to the prime rate of Bank of America, N.A. or (2) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs; or

•

in the case of borrowings in Canadian Dollars, the applicable margin plus, at Ryerson Inc.’s option, either (1) a rate determined by reference to Canadian dollar bankers’ acceptances (the “BA rate”) or (2) a Canadian prime rate.

Borrowings under the Ryerson Credit Facility are based on the base rate and Canadian prime rate borrowings plus a spread or LIBOR and BA rate plus a spread. The initial applicable margin may be reduced based on excess availability.

Ryerson Inc. is also required to pay the lenders under the Ryerson Credit Facility a commitment fee in respect of unused commitments ranging from 0.25% to 0.35% per annum based on the average usage of the Ryerson Credit Facility over a specified measurement period. The initial commitment fee paid by Ryerson Inc. on October 19, 2007 was 1.0%. Ryerson Inc. is also required to pay customary letter of credit and agency fees.

Collateral and Guarantors

Certain of Ryerson Inc.’s existing and future domestic subsidiaries act as co-borrowers. Ryerson Inc.’s other existing and future domestic subsidiaries guarantee the obligations under the Ryerson Credit Facility. The Ryerson Credit Facility is secured by a first-priority security interest in substantially all of Ryerson Inc., and Ryerson Inc.’s current and future domestic subsidiaries’ current assets, including accounts receivable, inventory and related general intangibles and proceeds of the foregoing, and certain other assets (in each case subject to exceptions to be agreed). In addition, one of Ryerson Inc.’s Canadian subsidiaries acts as a borrower under the Canadian subfacility. Obligations under the Canadian subfacility of the Ryerson Credit Facility are also guaranteed by, and secured by a first-priority security interest in the comparable assets of Ryerson Inc.’s Canadian subsidiaries.

Incremental Facility Amounts

The Ryerson Credit Facility also permits Ryerson Inc. to increase the aggregate amount of such facility from time to time in minimum tranches of $100.0 million and up to a maximum aggregate amount of $400.0 million subject to certain conditions and adjustments. The existing lenders under the Ryerson Credit Facility will be entitled, but not obligated, to provide the incremental commitments.

Covenants, Representations and Other Matters

The Ryerson Credit Facility also includes negative covenants restricting or limiting Ryerson Inc.’s ability, and the ability of its subsidiaries, to, among other things:

•	incur, assume or permit to exist indebtedness or guarantees;

•	incur liens;

•	make loans and investments;

•	enter into joint ventures;

•	declare dividends, make payments on or redeem or repurchase capital stock;

•	engage in mergers, acquisitions and other business combinations;

•	prepay, redeem or purchase certain indebtedness, including outstanding notes;

•	make certain capital expenditures;

•	sell assets;

•	enter into transactions with affiliates; and

•	alter the business that we conduct.

These negative covenants are subject to certain baskets and exceptions.

A minimum fixed charge coverage ratio will be applicable under the Ryerson Credit Facility only if (i) less than the greater of (x) $125.0 million and (y) 10% of the borrowing base under the facility were available for at least five consecutive business days or (ii) if less than $100.0 million under the facility were available at any time.

The Ryerson Credit Facility contains certain customary representations and warranties with respect to, among other things, the organization and qualification of the borrowers, power and authority of the borrowers to enter into the Ryerson Credit Facility, the reliability of each borrower’s financial statements, the solvent financial condition of each borrower and the compliance by each borrower with all applicable laws. A material misrepresentation of any of the representations and warranties contained in the Ryerson Credit Facility will result in an event of default and the lenders under the Ryerson Credit Facility will be entitled to various remedies, including acceleration of amounts due under the Ryerson Credit Facility and all other actions permitted to be taken by secured creditors.

The Ryerson Credit Facility contains events of default with respect to, among other things, default in the payment of principal when due or the payment of interest, fees and other amounts after a specified grace period, material misrepresentations, failure to perform certain specified covenants, certain bankruptcy events, invalidity of certain security agreements or guarantees, material judgments or the occurrence of a change of control of Ryerson. If such an event of default occurs, the lenders under the Ryerson Credit Facility will be entitled to various remedies, as described above.

Amortization and Final Maturity

There is no scheduled amortization under the Ryerson Credit Facility. The principal amount outstanding of the loans under the Ryerson Credit Facility will be due and payable in full at maturity on October 19, 2012. If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Ryerson Credit Facility exceeds the lesser of (1) the commitment amount and (2) the borrowing base, Ryerson Inc. will be required to repay outstanding loans or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. In addition, Ryerson Inc. will be required to repay outstanding loans or cash collateralize letters of credit with the proceeds from certain assets sales, in such amount as is necessary if excess availability under the Ryerson Credit Facility is less than a predetermined amount. If excess availability under the Ryerson Credit Facility is less than such predetermined amount or certain events of default have occurred under the Ryerson Credit Facility, Ryerson Inc. will be required to repay outstanding loans and cash collateralize letters of credit with the cash we are required to deposit daily in a collection account maintained with the agent under the Ryerson Credit Facility.

Ryerson Holding Notes

General

On January 29, 2010, we completed an offering of $483 million aggregate principal amount at maturity of 14 1/2% Senior Discount Notes due 2015 that generated gross proceeds of approximately $220.2 million (the “Ryerson Holding Notes”). The Ryerson Holding Notes are not guaranteed by any of our subsidiaries and are secured by a first-priority security interest in the capital stock of Ryerson Inc. The Ryerson Holding Notes rank equally in right of payment with all of our senior debt and senior in right of payment to all of our subordinated debt. The Ryerson Holding Notes are effectively junior to our other secured debt to the extent of the collateral securing such debt (other than the capital stock of Ryerson Inc.). Because the Ryerson Holding Notes are not guaranteed by any of our subsidiaries, the notes are structurally subordinated to all indebtedness and other liabilities (including trade payables) of our subsidiaries, including Ryerson Inc.

As of March 1, 2010, $223.2 million of the Ryerson Holding Notes remain outstanding. We intend to redeem the Ryerson Holding Notes in full, plus pay accrued and unpaid interest up to, but not including, the redemption date, with the net proceeds from this offering.

Interest

No cash interest accrues on the Ryerson Holding Notes. The Ryerson Holding Notes had an initial accreted value of $455.98 per $1,000 principal amount at maturity of the Ryerson Holding Notes. The accreted value of each Ryerson Holding Note increases from the date of issuance until October 31, 2010 at a rate of 14.50%. Thereafter the interest rate increases by 1.00% (to 15.50%) until July 31, 2011, an additional 1.00% (to 16.50%) on August 1, 2011 until April 30, 2012, and increases by an additional 0.50% (to 17.00%) on May 1, 2012 until the maturity date. Interest compounds semi-annually such that the accreted value will equal the principal amount at maturity of each note on that date.

Redemption

The Ryerson Holding Notes are redeemable, at our option, in whole or in part, at any time at specified redemption prices.

We are required to redeem the Ryerson Holding Notes upon the receipt of net proceeds of certain qualified equity issuances, specified change of controls and/or specified receipt of dividends.

Change of Control

If we experience certain kinds of change of control, we must offer to purchase the Ryerson Holding Notes at 101% of their accreted value, plus accrued and unpaid interest and additional interest, if any, up to but not including the purchase date.

Covenants

The indenture governing the Ryerson Holding Notes contains customary covenants that, among other things, limit, subject to certain exceptions, our ability to:

•	incur additional indebtedness;

•	pay dividends on our capital stock or repurchase our capital stock;

•	make certain investments or other restricted payments;

•	create liens or use assets as security in other transactions;

•	enter into sale and leaseback transactions;

•	merge, consolidate or transfer or dispose of substantially all of our assets; and

•	engage in certain transactions with affiliates.

Events of Default

Each of the following constitutes an “Event of Default” under the indenture governing the Ryerson Holding Notes:

•	default in the payment in respect of the principal of (or premium, if any, on) any Ryerson Holding Note at its maturity;

•	default in the payment of any interest upon any Ryerson Holding Note when it becomes due and payable, and continuance of such default for a period of 30 days;

•	failure to perform or comply with the provisions of the indenture governing the Ryerson Holding Notes relating to consolidations, mergers, conveyances, transfers or leases;

•

default in the performance, or breach, of any covenant or agreement of ours in the indenture governing the Ryerson Holding Notes (other than a covenant or agreement a default in whose performance or whose breach is specifically discussed directly above), and continuance of such default or breach for a period of 30 days after written notice thereof has been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount at maturity of the outstanding Ryerson Holding Notes;

•

a default or defaults under any bonds, debentures, notes or other evidences of debt (including the 2014 and 2015 Notes but excluding the Ryerson Holding Notes) by us, Ryerson Inc. or any restricted subsidiary having, individually or in the aggregate, a principal or similar amount outstanding of at least $10.0 million, which resulted in the acceleration of the maturity of such debt prior to its express maturity or a failure to pay at least $10.0 million of such debt when due and payable after the expiration of any applicable grace period;

•

the entry against us or any of our restricted subsidiaries that is a significant subsidiary of a final judgment or final judgments for the payment of money in an aggregate amount in excess of $10.0 million, by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days;

•

certain events in bankruptcy, insolvency or reorganization affecting us or any significant subsidiary (or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary); and

•

unless our stock has been released from the liens in accordance with the provisions of the indenture governing the Ryerson Holding Notes, default by us in the performance of the pledge agreement effectuated in connection with the offering of the Ryerson Holding Notes, which adversely affects the enforceability, validity, perfection or priority of the liens on the our stock granted to the collateral agent for the benefit of the trustee and the holders of the Ryerson Holding Notes, the repudiation or disaffirmation by us of the material obligations under the pledge agreement effectuated in connection with the offering of the Ryerson Holding Notes or the determination in a judicial proceeding that the pledge agreement effectuated in connection with the offering of the Ryerson Holding Notes is unenforceable or invalid against us for any reason (which default, repudiation, disaffirmation or determination is not rescinded, stayed, or waived by the persons having such authority pursuant to the pledge agreement effectuated in connection with the offering of the Ryerson Holding Notes) or otherwise cured within 60 days after we receive written notice thereof specifying such occurrence from the trustee or the holders of at least 66 2 /3% of the outstanding principal amount of the Ryerson Holding Notes obligations and demanding that such default be remedied.

Ryerson Notes

General

On October 19, 2007, Ryerson completed offerings of $150 million aggregate principal amount of floating rate senior secured notes due November 1, 2014 (“2014 Notes”) and $425 million aggregate principal amount of 12% senior secured notes due November 1, 2015 (“2015 Notes”) (together, the “2014 and 2015 Notes”). The 2014 and 2015 Notes are fully and unconditionally guaranteed on a senior secured basis by certain of Ryerson’s existing and future subsidiaries (including those existing and future domestic subsidiaries that are co-borrowers or guarantee obligations under the Ryerson Credit Facility). The 2014 and 2015 Notes and guarantees are secured by a first-priority lien on substantially all of Ryerson and Ryerson’s guarantors’ present and future assets located in the United States (other than receivables, inventory, related general intangibles, certain other assets and proceeds thereof) including equipment, owned real property interests valued at $1 million or more, and all present and future shares of capital stock or other equity interests of each of Ryerson and Ryerson’s guarantor’s directly owned domestic subsidiaries and 65% of the present and future shares of capital stock or other equity interests, of each of Ryerson and each guarantor’s directly owned foreign restricted subsidiaries, in each case subject to certain exceptions and customary permitted liens. The 2014 and 2015 Notes and guarantees are secured on a second-priority basis by a lien on the assets that secure Ryerson’s obligations under the Ryerson Credit Facility.

Pursuant to a registration rights agreement, Ryerson agreed to file with the SEC by July 15, 2008, a registration statement with respect to an offer to exchange each of the 2014 and 2015 Notes for a new issue of debt securities registered under the Securities Act, with terms substantially identical to those of the 2014 and 2015 Notes and to consummate an exchange offer no later than November 12, 2008. Ryerson did not consummate an exchange offer by November 12, 2008 and therefore, was required to pay additional interest to the holders of the 2014 and 2015 Notes. As a result, Ryerson paid an additional approximately $0.6 million in interest to the holders of the 2014 and 2015 Notes with the interest payment on May 1, 2009. Ryerson completed the exchange offer on April 9, 2009. Upon completion of the exchange offer, Ryerson’s obligation to pay additional interest ceased. As a result of the exchange offer, we are now subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended.

As of December 31, 2009, $376.2 million of the 2015 Notes and $102.9 million of the 2014 Notes remain outstanding. From time to time, Ryerson has repurchased and in the future may repurchase the 2014 and 2015 Notes in the open market.

Interest

The floating rate 2014 Notes bear interest at a rate, reset quarterly, of LIBOR plus 7.375% per annum. The fixed rate 2015 Notes bear interest at a rate of 12% per annum.

Redemption

The 2014 and 2015 Notes are redeemable by Ryerson, in whole or in part, at any time on or after November 1, 2009 and 2011, respectively, at specified redemption prices. Additionally, on or prior to November 1, 2010, Ryerson may redeem up to 35% of the outstanding 2015 Notes with the net proceeds of specified equity offerings at specified redemption prices.

Change of Control

If a change of control occurs, Ryerson must offer to purchase the 2014 and 2015 Notes at 101% of their principal amount, plus accrued and unpaid interest.

Covenants

The indenture governing the 2014 and 2015 Notes contains customary covenants that, among other things, limit, subject to certain exceptions, Ryerson’s ability, and the ability of its restricted subsidiaries, to:

•	incur additional indebtedness;

•	pay dividends on its capital stock or repurchase its capital stock;

•	make certain investments or other restricted payments;

•	enter into certain types of transactions with affiliates;

•	enter into sale and leaseback transactions;

•	create unrestricted subsidiaries;

•	take any action that will affect the security interest in the collateral;

•	enter into, create, incur or assume certain liens; and

•	sell certain assets or merge with or into other companies.

Events of Default

Each of the following constitutes an “Event of Default” under the indenture governing the 2014 and 2015 Notes:

•	default in the payment in respect of the principal of (or premium, if any, on) any 2014 or 2015 Note at its maturity;

•	default in the payment of any interest upon any 2014 or 2015 Note when it becomes due and payable, and continuance of such default for a period of 30 days;

•

failure to perform or comply with the provisions of the indenture governing the 2014 and 2015 Notes relating to consolidations, mergers, conveyance, transfers or leases involving Ryerson or its subsidiaries or Ryerson’s assets or the assets of its subsidiaries;

•	except as permitted by the indenture governing the 2014 and 2015 Notes, any guarantee of a significant subsidiary ceases to be in full force and effect and enforceable in accordance with its terms;

•

default in the performance, or breach, of any other covenant or agreement of Ryerson or any guarantor in the indenture (other than the items discussed directly above) governing the 2014 and 2015 Notes and continuance of such default or breach for a period of 30 days after written notice thereof has been given to Ryerson by the trustee or to Ryerson and the trustee by holders of at least 25% in aggregate principal amount of the outstanding 2014 and 2015 Notes;

•	a default or defaults under any bonds, debentures, notes or other evidences of debt (other than the 2014 and 2015 Notes) by Ryerson or any of its restricted subsidiaries having, individually or in the aggregate, a principal or similar amount outstanding of at least $10.0 million, which resulted in the acceleration of the maturity of such debt prior to its express maturity or a failure to pay at least $10.0 million of such debt when due and payable after the expiration of any applicable grace period;

•

the entry against Ryerson or any of its restricted subsidiaries that is a significant subsidiary of a final judgment or final judgments for the payment of money in an aggregate amount in excess of $10.0 million, by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days;

•	certain events in bankruptcy, insolvency or reorganization affecting Ryerson or any of its significant subsidiaries; and

•

unless the collateral securing the 2014 and 2015 Notes has been released from the notes under the security documents, default by Ryerson or any of its subsidiaries in the performance of its obligations pursuant to its security documents which adversely affects the enforceability, validity, perfection or priority of the note liens on a material portion of the note collateral granted to the collateral agent for the benefit of the trustee and the holders of the 2014 and 2015 Notes, the repudiation or disaffirmation by Ryerson or any of its subsidiaries of its material obligations under the security documents or the determination in a judicial proceeding that the security documents are unenforceable or invalid against Ryerson or any of its subsidiaries party thereto for any reason with respect to a material portion of the note collateral (which default, repudiation, disaffirmation or determination is not rescinded, stayed, or waived by the persons having such authority pursuant to the security documents) or otherwise cured within 60 days after Ryerson receives written notice thereof specifying the occurrence from the trustee or holders of at least 66 2/3% of the outstanding principal amount and demanding that such default be remedied.

2011 Notes

As of December 31, 2009, $4.1 million of the 8 1/4% Senior Notes due 2011 (the “2011 Notes”) remained outstanding. The 2011 Notes pay interest semi-annually and are fully and unconditionally guaranteed by Ryerson Procurement Corporation on a senior unsecured basis. The 2011 Notes mature on December 15, 2011.

The 2011 Notes contained covenants, substantially all of which were removed pursuant to an amendment of the 2011 Notes as a result of the tender offer to repurchase the notes during 2007.

Foreign Debt

Based on our ownership percentage of VSC-Ryerson, we have fully consolidated the operations of VSC-Ryerson as of October 31, 2008. Of the total borrowings of $20.8 million outstanding at December 31, 2009, $12.6 million was owed to banks in Asia at a weighted average interest rate of 2.2% secured by inventory and property, plant and equipment. VSC-Ryerson also owed $8.2 million at December 31, 2009 to VSC, our joint venture partner, at a weighted average interest rate of 1.8%.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. None of our common stock is subject to outstanding options or warrants to purchase, or securities convertible into, common stock of Ryerson Holding.

As of December 31, 2009, there were eight holders of record of our common stock. Upon the closing of this offering, we will have outstanding an aggregate of              shares of our common stock. Of the outstanding shares, the shares sold in this offering, including any shares sold in this offering in connection with the exercise by the underwriters of their over-allotment option, will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased in this offering by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock that are not sold in this offering, or              shares, will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, such as under Rule 144 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and, after one year, an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after this offering, based on the number of shares of our common stock outstanding as of              , 2010; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-up Agreements

In connection with this offering, we, our directors, our executive officers and all our stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of both              and             .              and              have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. The lock-up agreements permit stockholders to transfer common stock and other securities subject to the lock-up agreements in certain circumstances; any waiver is at the discretion of both and              .

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the announcement of the material news or material event.

Taking into account the lock-up agreements described above, and assuming that              and              do not, collectively, release any parties from these agreements, that there is no extension of the lock-up period, that no stockholders that hold the registration rights described above exercise those rights and without giving effect to the terms of the lock-up provisions contained in the registration rights agreement, the following restricted securities will be eligible for sale in the public market at the following times pursuant to the provisions of Rules 144:

Measurement Date	Aggregate Shares Eligible for Public Sale	Comments
On the date of this prospectus	—	—
180 days after the completion of this offering		Consists of shares eligible for sale under Rule 144.
One year after the completion of this offering		Consists of shares eligible for sale under Rule 144.

Initial Public Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representative of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable U.S. securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representative of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.

The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a “non-U.S. holder,” but is not a complete analysis of all the potential U.S. federal income and estate tax consequences relating thereto. For this purpose, you are a “non-U.S. holder” if you are, for U.S. federal income tax purposes,:

•	a nonresident alien individual,

•	a foreign corporation, or

•	a foreign estate or trust.

If an entity treated as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold common stock and partners in such partnerships should consult their respective tax advisors with respect to the U.S. federal income and estate tax consequences of the ownership and disposition of common stock.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income and estate tax consequences of the ownership and disposition of common stock.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of a non-U.S. holder’s special tax status or special circumstances. U.S. expatriates, insurance companies, tax-exempt organizations, dealers in securities, banks or other financial institutions, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that may be subject to special rules not covered in this discussion. This discussion does not address any U.S. federal tax consequences other than income and estate tax consequences or any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-U.S. holder should consult its tax advisors regarding the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of acquiring, holding and disposing of shares of our common stock.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF SECURITIES PURSUANT TO THIS OFFERING ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICATION OF OTHER FEDERAL TAX LAWS, FOREIGN, STATE AND LOCAL LAWS, AND TAX TREATIES.

Dividends

Payments on common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted basis in the common stock (determined on a share-by-share basis), but not below zero, and then the excess, if any, will be treated as gain from the sale of common stock.

As discussed under “Dividend Policy” above, we do no currently anticipate paying any dividends in the foreseeable future. In the event that we do pay dividends, amounts paid to a non-U.S. holder of common stock which are treated as dividends for U.S. federal income tax purposes generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder generally must provide a valid Internal Revenue Service, or IRS, Form W-8BEN or other successor form certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. In order to obtain this exemption, a non-U.S. holder must provide a valid IRS Form W-8ECI or other applicable form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax will generally be subject to regular U.S. federal income tax as if the non-U.S. holder were a U.S. resident, unless an applicable income tax treaty provides otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on the earnings and profits attributable to its effectively connected income.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of common stock unless:

•	the gain is “effectively connected” with the non-U.S. holder’s conduct of a trade or business in the United States, or

•

we are or have been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter (the “relevant period”).

Unless an applicable treaty provides otherwise, gain described in the first bullet point above generally will be subject to regular U.S. federal income tax as if the U.S. holder were a U.S. resident and, in the case of non-U.S. holders taxed as corporations, the branch profits tax described above.

Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business.

We believe that we are not, and currently do not anticipate becoming, a USRPHC. However, there can be no assurance that our current analysis is correct or that we will not become a USRPHC in the future. Even if we are or become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively held more than 5% of such regularly traded common stock at some time during the relevant period.

Backup Withholding and Information Reporting

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. You may have to comply with certification procedures to establish that you are not a U.S. person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

U.S. Federal Estate Tax

Shares of common stock held (or deemed held) by an individual who is a non-U.S. holder at the time of his or her death will be included in such U.S. holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
UBS Securities LLC
Citigroup Global Markets Inc.
Jefferies & Company, Inc.
KeyBanc Capital Markets Inc.
Macquarie Capital (USA) Inc.
Moelis & Company LLC
Stephens Inc.
RBC Capital Markets Corporation

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $              per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Ryerson Holding	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $              and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to              additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers, our directors and all of our stockholders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of              . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange

We expect the shares to be approved for listing on the NYSE under the symbol “RYI.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are employees, officers, directors and other parties associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares. Individuals who purchase shares in the directed share program will be subject to a 25-day lock-up period, except that any of our officers or directors who purchase shares in the directed share program will remain subject to the 180-day lock-up period from the date of this prospectus, as described above.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail, Internet sites or through other online services maintained by one or more of the underwriters and/or securities dealers participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or securities dealer, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s or securities dealer’s web site and any information contained in any other web site maintained by an underwriter or securities dealer is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or securities dealer in its capacity as underwriter or securities dealer and should not be relied upon by investors.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (“EEA”), which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

a)	to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

b)	to any legal entity which has two or more of: (1) an average of at least 250 employees during the last (or, in Sweden, the last two) financial year(s); (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, the last two) annual or consolidated accounts; or

c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

Notice to Prospective Investors in Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in the Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai

Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

Our counsel, Willkie Farr & Gallagher LLP, New York, New York, will issue an opinion regarding the validity of our common stock offered by this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of Ryerson Holding as of December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008 and for the period from October 20, 2007 through December 31, 2007, and of Ryerson as predecessor for the period from January 1, 2007 to October 19, 2007 included in this prospectus and registration statement have been audited by Ernst & Young LLP, our independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and have been included in reliance upon their report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and the common stock offered, see the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of a contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each of those statements being qualified in all respects by the reference.

A copy of the registration statement, the exhibits and schedules thereto and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC in 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC’s website at www.sec.gov.

Upon the completion of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act applicable to a company with securities registered pursuant to Section 12 of the Exchange Act. In accordance therewith, we will file proxy statements and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. Ryerson Inc. maintains a website at www.ryerson.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on such website is not incorporated by reference and is not a part of this prospectus.

Index to Consolidated Financial Statements

Page
Ryerson Holding Corporation and Subsidiaries Audited Consolidated Financial Statements
Financial Statements
Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Operations for the years ended December 31, 2009 and 2008, the period from October 20, 2007 to December 31, 2007 (Successor) and the period from January 1, 2007 to October 19, 2007 (Predecessor)

F-3

Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2008, the period from October 20, 2007 to December 31, 2007 (Successor) and the period from January 1, 2007 to October 19, 2007 (Predecessor)

F-4
Consolidated Balance Sheets at December 31, 2009 and 2008 (Successor)	F-5

Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2009 and 2008, the period from October 20, 2007 to December 31, 2007 (Successor) and the period from January 1, 2007 to October 19, 2007 (Predecessor)

F-6
Notes to Consolidated Financial Statements	F-7

Financial Statement Schedule
II — Valuation and Qualifying Accounts	F-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Ryerson Holding Corporation

We have audited the accompanying consolidated balance sheets of Ryerson Holding Corporation and Subsidiary Companies (“the Company”) as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders’ equity, and cash flows of the Company for the year ended December 31, 2009, December 31, 2008 and for the period from October 20, 2007 through December 31, 2007 and of the Predecessor for the period from January 1, 2007 through October 19, 2007. Our audits also included the financial statement schedule listed in the index to the consolidated financial statements. These financial statements and schedule are the responsibility of management of the Company. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows, for the year ended December 31, 2009, December 31, 2008 and for the period from October 20, 2007 through December 31, 2007 and of the Predecessor for the period from January 1, 2007 through October 19, 2007 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 1 to the consolidated financial statements, effective January 1, 2009 the Company adopted ASC 810-10-45, “Consolidation—Other Presentation Matters” relating to the presentation and accounting for noncontrolling interests.

/s/    Ernst & Young LLP

Chicago, Illinois

March 10, 2010

RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Net sales	$3,066.1	$5,309.8	$966.3	$5,035.6
Cost of materials sold	2,610.0	4,596.9	829.1	4,307.1

Gross profit	456.1	712.9	137.2	728.5
Warehousing, delivery, selling, general and administrative	483.8	586.1	126.9	569.5
Restructuring and plant closure costs	—	—	—	5.1
Gain on sale of assets	(3.3)	—	—	(7.2)
Impairment charge on fixed assets	19.3	—	—	—
Other postretirement benefits curtailment gain	(2.0)	—	—	—

Operating profit (loss)	(41.7)	126.8	10.3	161.1
Other expense:
Other income and (expense), net	(10.1)	29.2	2.4	(1.0)
Interest and other expense on debt	(72.9)	(109.9)	(30.8)	(55.1)

Income (loss) before income taxes	(124.7)	46.1	(18.1)	105.0
Provision (benefit) for income taxes	67.5	14.8	(6.9)	36.9

Net income (loss)	(192.2)	31.3	(11.2)	68.1
Less: Net income (loss) attributable to noncontrolling interest	(1.5)	(1.2)	—	—

Net income (loss) attributable to Ryerson Holding Corporation	(190.7)	32.5	(11.2)	68.1
Dividends on preferred stock	—	—	—	0.2

Net income (loss) applicable to common stock	$(190.7)	$32.5	$(11.2)	$67.9

Basic earnings (loss) per share	$(38.14)	$6.50	$(2.24)	$2.56
Diluted earnings (loss) per share	(38.14)	6.50	(2.24)	2.19

See Notes to Consolidated Financial Statements.

RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Operating Activities:
Net income (loss)	$(192.2)	$31.3	$(11.2)	$68.1

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	36.9	37.6	7.3	32.5
Stock-based compensation	—	—	—	24.5
Deferred income taxes	56.8	(12.8)	5.5	30.8
Deferred employee benefit costs	(10.0)	(19.2)	(3.8)	(7.1)
Excess tax benefit from stock-based compensation	—	—	(12.2)	(1.9)
Restructuring and plant closure costs	—	—	—	1.3
Gain on sale of assets	(3.3)	—	—	(7.2)
Impairment charge on fixed assets	19.3	—	—	—
Other postretirement benefits curtailment gain	(2.0)	—	—	—
Gain on retirement of debt	(2.7)	(18.2)	—	—
Gain on sale of bond investment	—	(6.7)	—	—
Change in operating assets and liabilities, net of effects of acquisitions:
Receivables	150.9	120.0	126.9	(68.3)
Inventories	226.9	262.4	(4.6)	488.6
Other assets	(1.6)	3.7	6.8	8.8
Accounts payable	(0.5)	(80.0)	(28.1)	48.9
Accrued liabilities	(38.8)	(50.3)	(16.4)	(10.5)
Accrued taxes payable/receivable	43.2	18.8	(17.0)	(51.3)
Other items	2.0	(6.1)	0.9	6.8

Net adjustments	477.1	249.2	65.3	495.9

Net cash provided by operating activities	284.9	280.5	54.1	564.0

Investing Activities:
Acquisitions, net of cash acquired	—	—	(1,065.4)	—
Decrease (increase) in restricted cash	(12.5)	(1.7)	0.5	(5.0)
Capital expenditures	(22.8)	(30.1)	(9.1)	(51.6)
Investment in joint venture	—	(18.5)	—	(0.2)
Increase in cash due to consolidation of joint venture	—	30.5	—	—
Loan to joint venture	—	(0.3)	—	—
Proceeds from sale of joint venture interest	49.0	1.0	—	—
Purchase of bond investment	—	(24.2)	—	—
Proceeds from sale of bond investment	—	30.9	—	—
Proceeds from sales of property, plant and equipment	18.4	31.7	4.4	32.8

Net cash provided by (used in) investing activities	32.1	19.3	(1,069.6)	(24.0)

Financing Activities:
Long-term debt issued	—	—	575.0	—
Repayment of debt assumed in acquisition	—	—	(648.8)	—
Repayment of debt	(3.3)	(71.7)	—	—
Proceeds from credit and securitization facility borrowings	—	1,210.0	560.0	1,195.0
Repayment of credit and securitization facility borrowings	—	(1,770.0)	—	(1,355.0)
Net short-term proceeds/(repayments) of short-term borrowings	(270.1)	426.8	60.2	(401.5)
Credit and securitization facility issuance costs	—	(0.3)	(18.2)	(1.8)
Long-term debt issuance costs	—	(1.7)	(17.5)	—
Net increase (decrease) in book overdrafts	(12.5)	9.9	(1.7)	(3.1)
Dividends paid	(56.5)	—	—	(4.1)
Capital contribution from Parent	—	—	500.0	—
Proceeds from exercise of common stock options	—	—	—	3.0
Excess tax benefit from stock-based compensation	—	—	12.2	1.9

Net cash provided by (used in) financing activities	(342.4)	(197.0)	1,021.2	(565.6)

Net increase (decrease) in cash and cash equivalents	(25.4)	102.8	5.7	(25.6)
Effect of exchange rate changes on cash and cash equivalents	10.0	(7.6)	—	—

Net change in cash and cash equivalents	(15.4)	95.2	5.7	(25.6)
Cash and cash equivalents—beginning of period	130.4	35.2	29.5	55.1

Cash and cash equivalents—end of period	$115.0	$130.4	$35.2	$29.5

Supplemental Disclosures
Cash paid during the period for:
Interest	$66.6	$106.9	$12.1	$49.0
Income taxes, net	(29.1)	9.7	2.8	58.7

See Notes to Consolidated Financial Statements.

RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

(In millions, except shares)

	Successor		Unaudited Pro Forma
	At December 31, 2009	At December 31, 2008	At December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$115.0	$130.4	$115.0
Restricted cash (Note 14)	19.5	7.0	19.5
Receivables less provision for allowances, claims and doubtful accounts of $10.5 in 2009 and $17.1 in 2008	357.4	500.9	357.4
Inventories (Note 3)	601.7	819.5	601.7
Prepaid expenses and other assets	42.8	48.3	42.8

Total current assets	1,136.4	1,506.1	1,136.4
Investments and advances	—	49.0	—
Property, plant and equipment, net of accumulated depreciation (Note 4)	477.5	547.7	477.5
Deferred income taxes (Note 11)	55.8	59.5	55.8
Other intangible assets (Note 13)	12.8	14.1	12.8
Goodwill (Note 12)	71.0	76.0	71.0
Deferred charges and other assets	22.3	29.5	28.7

Total assets	$1,775.8	$2,281.9	$1,782.2

Liabilities
Current liabilities:
Accounts payable	$173.7	$185.0	$173.7
Accrued liabilities:
Salaries, wages and commissions	36.7	55.8	36.7
Deferred income taxes	96.1	46.6	96.1
Interest on debt	9.5	11.0	9.5
Restructuring liabilities (Note 10)	0.9	7.7	0.9
Other accrued liabilities	25.1	36.0	25.1
Short-term credit facility borrowings (Note 5)	28.4	65.8	28.4
Current portion of deferred employee benefits	15.6	14.0	15.6

Total current liabilities	386.0	421.9	386.0
Long-term debt (Note 5)	725.8	964.5	946.0
Taxes and other credits	11.9	12.6	11.9
Deferred employee benefits (Note 9)	497.8	490.7	497.8

Total liabilities	1,621.5	1,889.7	1,841.7
Commitments and contingencies (Note 17)

Equity
Ryerson Holding Corporation stockholders’ equity:
Common stock, $0.01 par value; 10,000,000 shares authorized; 5,000,000 shares issued at 2009 and 2008 (Note 6)	—	—	—
Capital in excess of par value	443.5	500.0	229.7
Retained earnings (accumulated deficit)	(169.4)	21.3	(169.4)
Accumulated other comprehensive income (loss)	(136.3)	(147.3)	(136.3)

Total Ryerson Holding Corporation stockholders’ equity (deficit)	137.8	374.0	(76.0)
Noncontrolling interest	16.5	18.2	16.5

Total equity (deficit)	154.3	392.2	(59.5)

Total liabilities and equity	$1,775.8	$2,281.9	$1,782.2

See Notes to Consolidated Financial Statements.

RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In millions, except shares in thousands)

	Ryerson Holding Corporation Stockholders
									Accumulated Other Comprehensive Income (Loss)
	Common Stock		Treasury Stock		Preferred Stock Series A		Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Foreign Currency Translation	Benefit Plan Liabilities	Unrealized Gain (Loss) on Derivative Instruments	Noncontrolling Interest	Total
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars
Predecessor
Balance at January 1, 2007	50,556	$50.6	(24,094)	$(701.1)	79	$0.1	$831.7	$534.8	$11.0	$(78.5)	$0.1	$—	$648.7
Net income	—	—	—	—	—	—	—	68.1	—	—	—	—	68.1
Dividends declared: Common	—	—	—	—	—	—	—	(2.5)	—	—	—	—	(2.5)
Dividends declared: Preferred	—	—	—	—	—	—	—	(0.2)	—	—	—	—	(0.2)
Acquisition of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	—
Series A Conversion	—	—	5	0.1	(5)	—	(0.1)	—	—	—	—	—	—
Issued under stock-based compensation plans	—	—	211	6.4	—	—	1.0	—	—	—	—	—	7.4
Foreign currency translation	—	—	—	—	—	—	—	—	34.6	—	—	—	34.6
Changes in unrecognized benefit costs (net of tax benefit of $4.2)	—	—	—	—	—	—	—	—	—	(6.4)	—	—	(6.4)
Adoption of SFAS 158 change in measurement date (net of tax provision of $6.9)	—	—	—	—	—	—	—	(2.4)	—	10.6	—	—	8.2
Adoption of FIN 48	—	—	—	—	—	—	—	0.8	—	—	—	—	0.8
Unrealized loss on derivative instruments	—	—	—	—	—	—	—	—	—	—	(1.0)	—	(1.0)

Balance at October 19, 2007	50,556	$50.6	(23,878)	$(694.6)	74	$0.1	$832.6	$598.6	$45.6	$(74.3)	$(0.9)	$—	$757.7

Successor
Initial capital contribution from Parent	5,000	$—	—	$—	—	$—	$500.0	$—	$—	$—	$—	$—	$500.0
Net income	—	—	—	—	—	—	—	(11.2)	—	—	—	—	(11.2)
Foreign currency translation	—	—	—	—	—	—	—	—	(2.6)	—	—	—	(2.6)
Changes in unrecognized benefit costs (net of tax provision of $8.2)	—	—	—	—	—	—	—	—	—	13.0	—	—	13.0

Balance at December 31, 2007	5,000	$—	—	$—	—	$—	$500.0	$(11.2)	$(2.6)	$13.0	$—	$—	$499.2
Consolidation of joint venture	—	—	—	—	—	—	—	—	—	—	—	33.3	33.3
Net income	—	—	—	—	—	—	—	32.5	—	—	—	(1.2)	31.3
Foreign currency translation	—	—	—	—	—	—	—	—	(43.0)	—	—	(0.1)	(43.1)
Additional investment in joint venture	—	—	—	—	—	—	—	—	—	—	—	(13.8)	(13.8)
Changes in unrecognized benefit costs (net of tax benefit of $72.7)	—	—	—	—	—	—	—	—	—	(114.7)	—	—	(114.7)

Balance at December 31, 2008	5,000	$—	—	$—	—	$—	$500.0	$21.3	$(45.6)	$(101.7)	$—	$18.2	$392.2
Net loss	—	—	—	—	—	—	—	(190.7)	—	—	—	(1.5)	(192.2)
Foreign currency translation	—	—	—	—	—	—	—	—	28.0	—	—	(0.2)	27.8
Dividends	—	—	—	—	—	—	(56.5)	—	—	—	—	—	(56.5)
Changes in unrecognized benefit costs (net of tax benefit of $1.8)	—	—	—	—	—	—	—	—	—	(17.0)	—	—	(17.0)

Balance at December 31, 2009	5,000	$—	—	$—	—	$—	$443.5	$(169.4)	$(17.6)	$(118.7)	$—	$16.5	$154.3

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Statement of Accounting and Financial Policies

Business Description and Basis of Presentation. Ryerson Holding Corporation (“Ryerson Holding”), a Delaware corporation, is the parent company of Ryerson Inc. (“Ryerson”), a Delaware corporation (see Note 2). Ryerson Holding, formerly named Rhombus Holding Corporation, is 99% owned by affiliates of Platinum Equity, LLC (“Platinum”).

Ryerson conducts materials distribution operations in the United States through its wholly-owned direct and indirect subsidiaries Joseph T. Ryerson & Son, Inc. (“JT Ryerson”), and in Canada through its indirect wholly-owned subsidiary Ryerson Canada, Inc., a Canadian corporation (“Ryerson Canada”). Unless the context indicates otherwise, Ryerson Holding, Ryerson, JT Ryerson, and Ryerson Canada, together with their subsidiaries, are collectively referred to herein as “we,” “us,” “our,” or the “Company.”

Effective January 1, 2007, Ryerson’s operating subsidiaries Integris Metals Ltd., a Canadian federal corporation and Ryerson Canada, Inc., an Ontario corporation, were amalgamated as Ryerson Canada. Ryerson’s operating subsidiary Lancaster Steel Service Company, Inc., a New York corporation, was merged into JT Ryerson effective July 1, 2007.

In addition to our United States and Canada operations, we conduct materials distribution operations in China through VSC-Ryerson China Limited (“VSC-Ryerson”), a company in which we have a 80% ownership percentage. We conducted material distribution operations in India through Tata Ryerson Limited, a joint venture with Tata Steel Limited, an integrated steel manufacturer in India through July 10, 2009, the date on which we sold our ownership interest to our joint venture partner (see Note 20).

Due to the Merger (as defined in Note 2), fiscal 2007 consists of two separate periods of January 1, 2007 to October 19, 2007 (Predecessor) and October 20, 2007 to December 31, 2007 (Successor).

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 105, FASB Accounting Standards Codification (“ASC 105”). The statement confirmed that the FASB Accounting Standards Codification (the “Codification”) is the single official source of authoritative generally accepted accounting principles (“GAAP”) in the United States (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related literature. The Codification does not change GAAP. Instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification, which changed the referencing of financial standards, is effective for interim and annual periods ending on or after September 15, 2009. Thereafter, only one level of authoritative GAAP exists. All other literature is considered non-authoritative. The adoption of ASC 105 did not impact the Company’s financial condition or results of operations.

Principles of Consolidation. The Company consolidates entities in which it owns or controls more than 50% of the voting shares. All significant intercompany balances and transactions have been eliminated in consolidation. Additionally, variable interest entities that do not have sufficient equity investment to permit the entity to finance its activities without additional subordinated support from other parties or whose equity investors lack the characteristics of a controlling financial interest for which the Company is the primary beneficiary are included in the consolidated financial statements. There were no such variable entities that were required to be consolidated as of December 31, 2009 or 2008.

Noncontrolling Interests. Effective January 1, 2009, we adopted ASC 810-10-45, “Consolidation — Other Presentation Matters” (“ASC 810-10-45”) relating to the presentation and accounting for noncontrolling interests. ASC 810-10-45, which has been retrospectively applied in the accompanying consolidated financial statements, requires the Company’s noncontrolling interest to be separately presented as a component of stockholders’ equity on the Consolidated Balance Sheet and to include the earnings of a consolidated subsidiary in net income within the Consolidated Statement of Operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business Segments. FASB ASC 280, “Segment Reporting” (“ASC 280”), establishes standards for reporting information on operating segments in interim and annual financial statements. During 2009, we reorganized the company such that one of the U.S. operating segments was absorbed by the remaining operating segments. Also, due to our expanding presence in metals service centers in China, we now consider it an operating segment. We had six operating segments based on geographic regions at December 31, 2009. Our Chief Executive Officer, together with the Operating Committee selected by our Board of Directors, serve as our Chief Operating Decision Market (CODM). Our CODM reviews financial information for purposes of making operational decisions and assessing financial performance. We aggregate our operating segments into one reportable segment, metal service centers, per criteria set forth in ASC 280.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Reclassifications. Certain prior period amounts have been reclassified to conform to the 2009 presentation.

Equity Investments. Investments in affiliates in which the Company’s ownership is 20% to 50% are accounted for by the equity method. Equity income is reported in “Cost of materials sold” in the Consolidated Statements of Operations. Equity income during the year ended December 31, 2009 totaled $0.7 million, for the year ended December 31, 2008 totaled $7.6 million, for the period from October 20, 2007 to December 31, 2007 totaled $0.9 million, and for the period from January 1, 2007 to October 19, 2007 totaled $0.8 million.

Revenue Recognition. Revenue is recognized in accordance with FASB ASC 605, “Revenue Recognition.” Revenue is recognized upon delivery of product to customers. The timing of shipment is substantially the same as the timing of delivery to customers given the proximity of the Company’s distribution sites to its customers. Revenue is recorded net of returns, allowances, customer discounts and incentives. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net (excluded from revenues) basis.

Provision for allowances, claims and doubtful accounts. The Company performs ongoing credit evaluations of customers and set credit limits based upon review of the customers’ current credit information and payment history. The Company monitors customer payments and maintains a provision for estimated credit losses based on historical experience and specific customer collection issues that the Company has identified. Estimation of such losses requires adjusting historical loss experience for current economic conditions and judgments about the probable effects of economic conditions on certain customers. The Company cannot guarantee that the rate of future credit losses will be similar to past experience. Provisions for allowances and claims are based upon historical rates, expected trends and estimate of potential returns, allowances, customer discounts and incentives. The Company considers all available information when assessing the adequacy of the provision for allowances, claims and doubtful accounts.

Stock-Based Compensation. With the adoption of FASB ASC 718 “Compensation—Stock Compensation” (“ASC 718”) the Company elected to amortize stock-based compensation for awards granted on or after January 1, 2006 on a straight-line basis over the requisite service (vesting) period for the entire award.

Shipping and Handling Fees and Costs. Shipping and handling fees billed to customers are classified in “Net Sales” in our Consolidated Statement of Operations. Shipping and handling costs, primarily distribution costs, are classified in “Warehousing, delivery, selling, general and administrative” expenses in our Consolidated Statement of Operations. These costs totaled $73.0 million for the year ended December 31, 2009, $100.6 million for the year ended December 31, 2008, $19.5 million for the period October 20 to December 31, 2007, and $88.4 million for the period January 1 to October 19, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefits for Retired Employees. The Company recognizes the funded status of its defined benefit pension and other postretirement plans in the Consolidated Balance Sheets, with changes in the funded status recognized through accumulated other comprehensive income (loss), net of tax, in the year in which the changes occur. The estimated cost of the Company’s defined benefit pension plan and its postretirement medical benefits are determined annually after considering information provided by consulting actuaries. Key factors used in developing estimates of these liabilities include assumptions related to discount rates, rates of return on investments, future compensation costs, healthcare cost trends, benefit payment patterns and other factors. The cost of these benefits for retirees is accrued during their term of employment (see Note 9). Pensions are funded primarily in accordance with the requirements of the Employee Retirement Income Security Act (“ERISA”) of 1974 and the Pension Protection Act of 2006 into a trust established for the Ryerson Pension Plan. Costs for retired employee medical benefits are funded when claims are submitted. Certain salaried employees are covered by a defined contribution plan, for which the cost is expensed in the period earned.

Cash Equivalents. Cash equivalents reflected in the financial statements are highly liquid, short-term investments with original maturities of three months or less that are an integral part of the Company’s cash management portfolio. Checks issued in excess of funds on deposit at the bank represent “book” overdrafts and are reclassified to accounts payable. Amounts reclassified totaled $25.7 million and $38.2 million at December 31, 2009 and 2008, respectively.

Inventory Valuation. Inventories are stated at the lower of cost or market value. We use the last-in, first-out (“LIFO”) method for valuing our domestic inventories. We use the weighted-average cost and the specific cost method for valuing our foreign inventories (see Note 3).

Property, Plant and Equipment. Property, plant and equipment are depreciated, for financial reporting purposes, using the straight-line method over the estimated useful lives of the assets. The provision for depreciation in all periods presented is based on the following estimated useful lives of the assets:

Land improvements	20 years
Buildings	45 years
Machinery and equipment	15 years
Furniture and fixtures	10 years
Transportation equipment	6 years

Expenditures for normal repairs and maintenance are charged against income in the period incurred.

Goodwill. In accordance with FASB ASC 350, “Intangibles — Goodwill and Other” (“ASC 350”), goodwill is reviewed at least annually for impairment using a two-step approach. In the first step, the Company tests for impairment of goodwill by estimating the fair values of its reporting units using the present value of future cash flows approach, subject to a comparison for reasonableness to a market approach at the date of valuation. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In the second step the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair value of all other net tangible and intangible assets of the reporting unit. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company performs its annual impairment testing during the fourth quarter and determined that there was no impairment in 2009.

Long-lived Assets and Other Intangible Assets. Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

asset may not be recoverable. The Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment is recognized. Any related impairment loss is calculated based upon comparison of the fair value to the carrying value of the asset. Separate intangible assets that have finite useful lives are amortized over their useful lives. An impaired intangible asset would be written down to fair value, using the discounted cash flow method. Other intangible assets were amortized primarily over a period of 3 to 5 years up to and including October 19, 2007 and over a period of 13 years on and after October 20, 2007.

Deferred financing costs associated with the issuance of debt are being amortized using the effective interest method over the life of the debt (see Note 5).

Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company follows detailed guidelines in each tax jurisdiction when reviewing tax assets recorded on the balance sheet and provides for valuation allowances when it is more likely than not that the asset will not be realized.

Earnings Per Share Data. Basic earnings per share results are based on the weighted average number of common shares outstanding and take into account the dividend requirements of preferred stock. Diluted per share results reflect the dilutive effect of outstanding stock options, the further dilutive effect of the assumed conversion into common stock of the outstanding shares of convertible preferred stock, the 3.50% Convertible Senior Notes and the elimination of the related preferred stock dividends.

Foreign Currency. The Company translates assets and liabilities of its foreign subsidiaries, where the functional currency is the local currency, into U.S. dollars at the current rate of exchange on the last day of the reporting period. Revenues and expenses are translated at the average monthly exchange rates prevailing during the year.

For foreign currency transactions, the Company translates these amounts to the Company’s functional currency at the exchange rate effective on the invoice date. If the exchange rate changes between the time of purchase and the time actual payment is made, a foreign exchange transaction gain or loss results which is included in determining net income for the period. The Company recognized a $14.9 million exchange loss for the year ended December 31, 2009, $2.1 million exchange gain for the year ended December 31, 2008, a $0.5 million exchange loss for the period from October 20 to December 31, 2007, and a $0.7 million exchange loss for the period from January 1 to October 19, 2007. These amounts are primarily classified in “Other income and expense, net” in our Consolidated Statement of Operations.

Recent Accounting Pronouncements

In December 2007, the FASB released ASC 810-10-45, “Consolidation — Other Presentation Matters” (“ASC 810-10-45”). This statement requires entities to report noncontrolling (minority) interests as a component of stockholders’ equity on the balance sheet; include all earnings of a consolidated subsidiary in consolidated results of operations; and treat all transactions between an entity and noncontrolling interest holders as equity transactions between the parties. We adopted ASC 810-10-45 as of January 1, 2009 and appropriately applied the presentation and disclosure requirements described above retrospectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2008, the FASB issued ASC 815-10-50, “Derivatives and Hedging — Disclosure” (“ASC 815-10-50”). This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures. The Company adopted ASC 815-10-50 as of January 1, 2009 and appropriately applied the disclosure requirements in the accompanying financial statements.

In May 2008, the FASB issued ASC 470-20-65, “Debt with Conversion and Other Options” (“ASC 470-20-65”). The guidance clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. It requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. It also requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statement of operations. The literature requires retrospective application to the terms of instruments, as they existed for all periods presented. The Company adopted the provisions of ASC 470-20-65 on January 1, 2009. The adoption did not have a material impact on our financial statements.

In December 2008, the FASB issued ASC 715-20-65, “Compensation — Retirement Benefits” (“ASC 715-20-65”). ASC 715-20-65 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required shall be provided for fiscal years ending after December 15, 2009. The required disclosures are provided in Note 9.

In April 2009, the FASB released ASC 825-10-65, “Financial Instruments — Transition and Open Effective Date Information” (“ASC 825-10-65”), which amends ASC 825-10-50, “Financial Instruments — Disclosure,” to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. It also amends ASC 270, “Interim Reporting,” to require those disclosures in all interim financial statements. It is effective for interim periods ending after June 15, 2009. We adopted ASC 825-10-65 during the second quarter of fiscal 2009.

In May 2009, the FASB issued ASC 855, “Subsequent Events” (“ASC 855”). The objective of this statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth: a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with this statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. We adopted ASC 855 in the second quarter of fiscal 2009 and the adoption did not have a material impact on our consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, “Measuring Liabilities at Fair Value,” which clarifies that in circumstances where a quoted market price in an active market for an identical liability is not available, a reporting entity must measure fair value of the liability using one of the following techniques: 1) the quoted price of the identical liability when traded as an asset; 2) quoted prices for similar liabilities when traded as assets; or 3) another valuation technique, such as a present value technique or the amount that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability that is consistent with the provisions of ASC 820, “Fair Value Measurements and Disclosures.” This statement becomes effective for the first reporting period (including interim periods) beginning after issuance. We adopted this statement during the fourth quarter of fiscal 2009. The adoption did not have an impact on our financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures About Fair Value Measurements” (“ASU 2010-6”), which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We do not expect the adoption of ASU 2010-6 to have a material impact on our consolidated financial statements.

Note 2: Business Combinations

Platinum Acquisition

On October 19, 2007, the merger of Rhombus Merger Corporation (“Merger Sub”), a wholly-owned subsidiary of Ryerson Holding, with and into Ryerson (the “Merger”), was consummated in accordance with the Agreement and Plan of Merger, dated July 24, 2007, by and among Ryerson, Ryerson Holding and Merger Sub (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, each outstanding share of Ryerson Common Stock and Series A $2.40 Cumulative Convertible Preferred Stock was converted into the right to receive $34.50 in cash. Upon the closing of the Merger, Ryerson became a wholly-owned subsidiary of Ryerson Holding. Ryerson Holding is 99% owned by Platinum.

On October 19, 2007, Merger Sub issued $150 million Floating Rate Senior Secured Notes due November 1, 2014 (the “2014 Notes”) and $425 million 12% Senior Secured Notes due November 1, 2015 (the “2015 Notes”) (together, the “Ryerson Notes”). Merger Sub was formed solely for the purpose of merging with and into Ryerson. Ryerson is the surviving corporation of the Merger and assumed the obligations of Merger Sub. Also, on October 19, 2007, Merger Sub entered into a 5-year, $1.35 billion revolving credit facility agreement (the “Ryerson Credit Facility”) with a maturity date of October 18, 2012. In addition to the new debt, Merger Sub received a $500 million capital contribution from Platinum. The proceeds from the issuance of the initial notes, the initial borrowings under the Ryerson Credit Facility and the capital contribution were used to (i) finance the Merger; (ii) repay and terminate our then outstanding 5-year, $750 million revolving credit facility and $450 million revolving securitization facility; (iii) purchase our 8 1/ 4% Senior Notes due 2011 (“2011 Notes”) and pay related tender offer costs; (iv) purchase our 3.50% Convertible Senior Notes due 2024 (“2024 Notes”) and pay related conversion premiums; and (v) pay other costs and expenses related to the transactions.

The Merger has been accounted for under the purchase method of accounting, and accordingly, the purchase price has been allocated to the identifiable assets and liabilities based on estimated fair values at the acquisition date. In connection with the Merger, Ryerson Holding paid a total cash purchase price of $1,065 million, net of cash acquired, plus the assumption of $653 million of debt to acquire Ryerson. Goodwill recorded in connection with the Platinum Acquisition is not deductible for income tax purposes. Platinum acquired Ryerson as an additional holding in a diverse group of portfolio companies. The Company believes the resulting goodwill reflects the synergistic benefits of applying Platinum’s expertise to improve operations and customer service.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the fair values of the assets acquired and liabilities assumed is as follows:

	At October 19, 2007
	(In millions)
Cash and cash equivalents	$29.5
Restricted cash	5.0
Accounts receivable	726.8
Inventories	1,061.5
Prepaid expenses and other current assets	55.1
Investments and advances	72.9
Property, plant & equipment	585.0
Goodwill	70.0
Other Intangibles	15.0
Other assets	23.9

Total assets acquired		2,644.7
Current liabilities	(532.2)
Long-term debt	(652.9)
Deferred employee benefits and other credits	(364.7)

Total liabilities assumed		(1,549.8)

Net assets acquired		$1,094.9

The following unaudited pro forma information presents consolidated results of operations for the year ended December 31, 2007 as if the Merger on October 19, 2007 had occurred January 1, 2007:

Pro Forma Year Ended December 31, 2007
(In millions, except per share data)
Net sales	$6,001.9
Net income (loss)	$99.0
Earnings per share—Basic and Diluted	$19.80

VSC-Ryerson

During the fourth quarter of 2008, the Company acquired an additional 40% interest in VSC-Ryerson, a joint venture with Van Shung Chong Holdings Limited. The Company’s total contribution in 2008 was $18.5 million, increasing our ownership percentage to 80%. Based on our ownership percentage, we have fully consolidated the operations of VSC-Ryerson as of October 31, 2008.

Note 3: Inventories

Inventories were classified on December 31 as follows:

	At December 31,
	2009	2008
	(In millions)
In process and finished products	$601.7	$819.5

If current cost had been used to value inventories, such inventories would have been $72 million lower than reported at December 31, 2009 and $102 million higher than reported at December 31, 2008. Approximately 85% and 90% of inventories are accounted for under the LIFO method at December 31, 2009 and 2008, respectively. Non-LIFO inventories consist primarily of inventory at our foreign facilities using the weighted-average cost and the specific cost methods. Substantially all of our inventories consist of finished products.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the period from January 1, 2007 to October 19, 2007 as well as during 2008, inventory quantities were reduced. These reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of current year purchases. The effect of the LIFO liquidations decreased cost of goods sold during the period from January 1, 2007 to October 19, 2007 and for the year ended 2008 by approximately $69 million and $16 million and increased net income by approximately $42 million and $10 million, respectively.

Note 4: Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31:

	At December 31,
	2009	2008
	(In millions)
Land and land improvements	$100.0	$109.5
Buildings and leasehold improvements	185.1	194.7
Machinery, equipment and other	256.6	270.3
Construction in progress	3.3	9.8

Total	545.0	584.3
Less: Accumulated depreciation	(67.5)	(36.6)

Net property, plant and equipment	$477.5	$547.7

The Company recorded a $19.3 million impairment charge in 2009 related to fixed assets. Of this impairment charge, $1.8 related to certain assets that we determined did not have a recoverable carrying value based on the projected undiscounted cash flows, and $17.5 million related to certain assets held for sale in order to recognize the assets at their fair value less cost to sell in accordance with FASB ASC 360-10-35-43, “Property, Plant and Equipment – Other Presentation Matters.” The fair values of each property were determined based on appraisals obtained from a third party as well as pending sales contracts. In total, the Company had $24.0 million of assets held for sale, classified within other current assets as of December 31, 2009.

Note 5: Long-Term Debt

Long-term debt consisted of the following at December 31:

	At December 31,
	2009	2008
	(In millions)
Ryerson Credit Facility	$250.2	$518.3
12% Senior Notes due 2015	376.2	382.2
Floating Rate Senior Notes due 2014	102.9	102.9
8 1/4% Senior Notes due 2011	4.1	4.1
Foreign debt	20.8	22.8

Total debt	754.2	1,030.3

Less:
Short-term credit facility borrowings	7.6	43.0
Foreign debt	20.8	22.8

Total long-term debt	$725.8	$964.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The principal payments required to be made on debt during the next five fiscal years are shown below:

Amount
(In millions)
For the year ended 12/31/10	$20.8
For the year ended 12/31/11	4.1
For the year ended 12/31/12	250.2
For the year ended 12/31/13	—
For the year ended 12/31/14	102.9
For the years ended thereafter	376.2

Ryerson Credit Facility

On October 19, 2007, Merger Sub entered into a 5-year, $1.35 billion revolving credit facility agreement with a maturity date of October 18, 2012. Initial proceeds from the Ryerson Credit Facility were used to finance the Merger and pay merger related transaction costs.

At December 31, 2009, the Company had $250.2 million of outstanding borrowings, $32 million of letters of credit issued and $268 million available under the $1.35 billion Ryerson Credit Facility compared to $518.3 million of outstanding borrowings, $32 million of letters of credit issued and $469 million available at December 31, 2008. Total credit availability is limited by the amount of eligible account receivables and inventory pledged as collateral under the agreement insofar as the Company is subject to a borrowing base comprised of the aggregate of these two amounts, less applicable reserves. Eligible account receivables, at any date of determination, are comprised of the aggregate value of all accounts directly created by a borrower in the ordinary course of business arising out of the sale of goods or the rendition of services, each of which has been invoiced, with such receivables adjusted to exclude various ineligible accounts, including, among other things, those to which a borrower does not have sole and absolute title and accounts arising out of a sale of an employee, officer, director, or affiliate of the borrower. The weighted average interest rate on the borrowings under the Ryerson Credit Facility was 2.1 percent and 6.4 percent at December 31, 2009 and 2008, respectively.

Amounts outstanding under the Ryerson Credit Facility bear interest at a rate determined by reference to the base rate (Bank of America’s prime rate) or a LIBOR rate or, for the Company’s Canadian subsidiary which is a borrower, a rate determined by reference to the Canadian base rate (Bank of America-Canada Branch’s “Base Rate” for loans in U.S. Dollars in Canada) or the BA rate (average annual rate applicable to Canadian Dollar bankers’ acceptances) or a LIBOR rate and the Canadian prime rate (Bank of America-Canada Branch’s “Prime Rate.”). The spread over the base rate and Canadian prime rate is between 0.25% and 1.00% and the spread over the LIBOR and for the bankers’ acceptances is between 1.25% and 2.00%, depending on the amount available to be borrowed. Overdue amounts and all amounts owed during the existence of a default bear interest at 2% above the rate otherwise applicable thereto. The Company also pays commitment fees on amounts not borrowed at a rate between 0.25% and 0.35% depending on the average borrowings as a percentage of the total $1.35 billion agreement during a rolling three month period.

Borrowings under the Ryerson Credit Facility are secured by first-priority liens on all of the inventory, accounts receivable, lockbox accounts and related assets of Ryerson, other subsidiary borrowers and certain other U.S. subsidiaries of Ryerson that act as guarantors.

The Ryerson Credit Facility contains covenants that, among other things, restrict Ryerson and its subsidiaries with respect to the incurrence of debt, the creation of liens, transactions with affiliates, mergers and consolidations, sales of assets and acquisitions. The Ryerson Credit Facility also requires that, if availability under the Ryerson Credit Facility declines to a certain level, Ryerson maintain a minimum fixed charge coverage ratio as of the end of each fiscal quarter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Ryerson Credit Facility contains events of default with respect to, among other things, default in the payment of principal when due or the payment of interest, fees and other amounts after a specified grace period, material misrepresentations, failure to perform certain specified covenants, certain bankruptcy events, the invalidity of certain security agreements or guarantees, material judgments and the occurrence of a change of control of Ryerson. If such an event of default occurs, the lenders under the Ryerson Credit Facility will be entitled to various remedies, including acceleration of amounts outstanding under the Ryerson Credit Facility and all other actions permitted to be taken by secured creditors.

The lenders under the Ryerson Credit Facility have the ability to reject a borrowing request if any event, circumstance or development has occurred that has had or could reasonably be expected to have a material adverse effect on Ryerson. If Ryerson or any significant subsidiaries becomes insolvent or commences bankruptcy proceedings, all amounts borrowed under the Ryerson Credit Facility will become immediately due and payable.

Ryerson Notes

On October 19, 2007, Merger Sub issued the Ryerson Notes. The 2014 Notes bear interest at a rate, reset quarterly, of LIBOR plus 7.375% per annum. The 2015 Notes bear interest at a rate of 12% per annum. The Ryerson Notes are fully and unconditionally guaranteed on a senior secured basis by certain of Ryerson’s existing and future domestic subsidiaries (including those existing and future domestic subsidiaries that are co-borrowers or guarantee obligations under our Ryerson Credit Facility).

At December 31, 2009, $376.2 million of the 2015 Notes and $102.9 million of the 2014 Notes remain outstanding. During 2009, $6.0 million principal amount of the 2015 Notes were repurchased for $3.3 million and retired, resulting in the recognition of a $2.7 million gain within other income and (expense), net on the consolidated statement of operations. During 2008, $42.8 million principal amount of the 2015 Notes and $47.1 million principal amount of the 2014 Notes were repurchased and retired, resulting in the recognition of a $18.2 million gain within other income and (expense), net on the consolidated statement of operations.

The Ryerson Notes and guarantees are secured by a first-priority lien on substantially all of our and our guarantors’ present and future assets located in the United States (other than receivables and inventory and related general intangibles, certain other assets and proceeds thereof) including equipment, owned real property interests valued at $1 million or more and all present and future shares of capital stock or other equity interests of each of Ryerson and its guarantors’ directly owned domestic subsidiaries and 65% of the present and future shares of capital stock or other equity interests, of each of Ryerson and its guarantors’ directly owned foreign restricted subsidiaries, in each case subject to certain exceptions and customary permitted liens. The Ryerson Notes and guarantees are secured on a second-priority basis by a lien on the assets that secure our obligations under the Ryerson Credit Facility. The Ryerson Notes contain customary covenants that, among other things, limit, subject to certain exceptions, Ryerson’s ability, and its ability of its restricted subsidiaries, to incur additional indebtedness, pay dividends on our capital stock or repurchase its capital stock, make investments, sell assets, engage in acquisitions, mergers or consolidations or create liens or use assets as security in other transactions. Subject to certain exceptions, Ryerson Inc. may only pay dividends to Ryerson Holding to the extent of 50% of future net income, once prior losses are offset.

The Ryerson Notes will be redeemable by Ryerson, in whole or in part, at any time on or after November 1, 2011 at a specified redemption price. Additionally, on or prior to November 1, 2010, Ryerson may redeem up to 35% of the outstanding Ryerson Notes, with the net proceeds of specified equity offerings at specified redemption prices. If a change of control occurs, Ryerson must offer to purchase the Ryerson Notes at 101% of their principal amount, plus accrued and unpaid interest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pursuant to a registration rights agreement, Ryerson agreed to file with the SEC by July 15, 2008, a registration statement with respect to an offer to exchange each of the notes for a new issue of our debt securities registered under the Securities Act, with terms substantially identical to those of the Ryerson Notes and to consummate an exchange offer no later than November 12, 2008. Ryerson did not consummate an exchange offer by November 12, 2008 and therefore, was required to pay additional interest to the holders of the initial notes. As a result, Ryerson paid an additional approximately $0.6 million in interest to the holders of the Ryerson Notes with the interest payment on May 1, 2009. Ryerson completed the exchange offer on April 9, 2009. Upon completion of the exchange offer, Ryerson’s obligation to pay additional interest ceased.

Amended Credit Facility

On January 26, 2007, the Company entered into an amended and restated revolving credit facility of $1.1 billion that would have expired on January 4, 2011. This transaction resulted in a 5-year, $750 million revolving credit facility (the “Amended Credit Facility”). During the first quarter of 2007, $2.7 million of unamortized debt issuance costs associated with our prior credit facility were written off upon entering into the Amended Credit Facility. The Amended Credit Facility was repaid and terminated in connection with the Merger (see Note 2) on October 19, 2007.

Securitization Facility

On January 26, 2007, Ryerson Funding LLC, a wholly-owned special purpose subsidiary of JT Ryerson entered into a 5-year, $450 million revolving securitization facility (the “Securitization Facility”). The Securitization Facility was repaid and terminated in connection with the Merger (see Note 2) on October 19, 2007.

$175 Million 3.50% Convertible Senior Notes due 2024

As a result of the Merger (see Note 2), $175 million principal of the 2024 Notes were repurchased and retired between October 20, 2007 and December 31, 2007. During the first quarter of 2007, $2.9 million of unamortized debt issuance costs associated with the 2024 Notes were written off as a consequence of the notes becoming convertible and being classified as short-term debt.

$150 Million 8 1 /4% Senior Notes due 2011

As a result of the Merger (see Note 2), $145.9 million principal of the 2011 Notes were repurchased between October 20, 2007 and December 31, 2007 with $4.1 million outstanding at December 31, 2009 and 2008. The 2011 Notes pay interest semi-annually and mature on December 15, 2011.

The 2011 Notes contained covenants, substantially all of which were removed pursuant to an amendment of the 2011 Notes as a result of the tender offer to repurchase the notes upon the Merger.

Foreign Debt

Based on our ownership percentage, we fully consolidated the operations of VSC-Ryerson as of October 31, 2008. Of the total borrowings of $20.8 million outstanding at December 31, 2009, $12.6 million was owed to banks in Asia at a weighted average interest rate of 2.2% secured by inventory and property, plant and equipment. VSC-Ryerson also owed $8.2 million at December 31, 2009 to Van Shung Chong Holdings Limited (“VSC”), our joint venture partner, at a weighted average interest rate of 1.8%. Of the total borrowings of $22.8 million outstanding at December 31, 2008, $14.1 million was owed to banks in Asia at a weighted average interest rate of 5.6% secured by inventory and property, plant and equipment. VSC-Ryerson also owed $8.7 million at December 31, 2008 to VSC, at a weighted average interest rate of 2.9%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6: Stockholders’ Equity

On October 19, 2007, the Merger was consummated. Pursuant to the terms of the Merger Agreement, each outstanding share of Ryerson common stock and Series A $2.40 cumulative convertible preferred stock was converted into the right to receive $34.50 in cash.

In connection with the Merger, all of the Ryerson common stock, Series A $2.40 convertible preferred stock and stock owned by Ryerson as treasury stock was retired. Ryerson Holding was formed on July 16, 2007 with 10,000,000 shares of common stock authorized, $0.01 par value per share. As of December 31, 2009 and 2008, the Company had 5,000,000 shares of common stock issued and outstanding.

Dividends declared for common stock was $0.10 per share for the period January 1, 2007 to October 19, 2007 and $0.20 per share for the year ended December 31, 2006. Dividends declared for preferred stock was $1.20 per share for the period January 1, 2007 to October 19, 2007. Prior to October 19, 2007, dividends were paid quarterly. We declared and paid a dividend of $56.5 million to our common stock stockholders in July 2009.

Note 7: Stock-Based Compensation

Effective January 1, 2006, the Company adopted ASC 718, “Compensation — Stock Compensation” (“ASC 718”) using the modified prospective method, in which compensation cost was recognized beginning with the effective date for (a) all share-based payments granted after the effective date and (b) all awards granted to employees prior to the effective date of ASC 718 that remained unvested on the effective date. In accordance with the modified prospective method, results for prior periods have not been restated.

Prior to the adoption of ASC 718, as permitted under SFAS 123, “Accounting for Stock-Based Compensation,” the Company elected to follow APB 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for stock-based awards to employees through December 31, 2005. Accordingly, compensation cost for stock options and nonvested stock grants was measured as the excess, if any, of the market price of the Ryerson’s common stock at the date of grant over the exercise price and was charged to operating expense over the vesting period. The majority of stock-based compensation expense prior to the adoption of ASC 718 related to performance awards and nonvested stock grants. The following table illustrates stock-based compensation recognized in the statement of operations by category of award:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Stock-based compensation related to:
Performance awards	$—	$—	$—	$19.6
Grants of nonvested stock	—	—	—	3.4
Supplemental savings plan	—	—	—	1.0
Stock appreciation rights	—	—	—	0.5

Stock-based compensation recognized in the statement of operations	$—	$—	$—	$24.5

The total tax benefit realized for the tax deduction for stock-based compensation was $12.2 million for the period October 20, 2007 to December 31, 2007 and $1.9 million for the period January 1 to October 19, 2007.

With the adoption of ASC 718, the Company elected to amortize stock-based compensation for awards granted on or after the adoption on a straight-line basis over the requisite service (vesting) period for the entire award. The stock-based compensation cost that has been recognized in the statement of operations is included in the Warehousing, delivery, selling, general and administrative line item.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company Plans and Directors’ Compensation Plan

The Company had various equity based plans which include the 2002 Incentive Stock Plan, the 1999 Incentive Stock Plan, the 1995 Incentive Stock Plan and the Directors’ Compensation Plan (collectively, the “Corporation Equity Plans”). Effective and upon the consummation of the Merger (see Note 2) on October 19, 2007, the Corporation Equity Plans were terminated.

Supplemental Savings Plan

The Company’s nonqualified unfunded supplemental savings plan allows highly compensated employees who make the maximum annual 401(k) contributions allowed by the Internal Revenue Code to the savings plan to make additional contributions of their base salary exceeding the IRS—allowed limits to the nonqualified supplemental savings plan and to receive the same level of benefits (including a credit for Company matching contributions) they would have received if those IRS limits did not exist. The nonqualified supplemental savings plan allows deferred amounts to be credited with interest at the rate paid by the qualified savings plan’s most restrictive fund, the Managed Income Portfolio Fund II (or successor fund), or to be accounted for as phantom stock units. The phantom stock units were classified as liability awards. Upon the consummation of the Merger (see Note 2) on October 19, 2007, $3.0 million of the phantom stock units were converted into a deferred account to be credited with interest at the rate paid by the Managed Income Portfolio Fund II.

Summary of Assumptions and Activity

Performance awards are classified as liabilities and remeasured at each reporting date until the date of settlement. Performance awards expense was accelerated during the period ending October 19, 2007, in accordance with certain plan provision of the Merger Agreement. Effective with the Merger (see Note 2), a portion of the nonvested performance awards vested and were settled with a cash payment of $28.9 million. All remaining nonvested performance awards were canceled upon consummation of the Merger. As of December 31, 2009, there was no unrecognized compensation related to nonvested performance awards since there were no nonvested performance awards outstanding.

The fair value of each share of the Company’s nonvested restricted stock was measured on the grant date. Unrecognized restricted stock expense was accelerated during the period ending October 19, 2007, in accordance with certain plan provision of the Merger Agreement. Effective with the Merger (see Note 2), all nonvested restricted stock awards vested. As of December 31, 2009, there was no unrecognized compensation related to nonvested restricted stock since there were no nonvested restricted stock awards outstanding. The fair value of shares vested during the period January 1 to October 19, 2007 was $5.6 million.

No options were granted in 2009, 2008, or 2007. The total intrinsic value of options exercised during the period January 1 to October 19, 2007 prior to the Merger was $2.9 million and an additional $31.1 million effective with the Merger. Upon the exercise of options, the Company issued common stock from its treasury shares. Cash received from option exercises during the period January 1 to October 19, 2007 was $3.0 million. The tax benefit realized from stock options exercised was $12.2 million for period October 20, 2007 to December 31, 2007 and $1.2 million for the period January, 1 2007 to October 19, 2007.

Participation Plan

In 2009, Ryerson Holding adopted the 2009 Participation Plan (as amended and restated, the “Plan”). The purpose of the Plan is to provide incentive compensation to key employees of the Company by granting performance units. The value of the performance units is related to the appreciation in the value of the Company from and after the date of grant and the performance units vest over a period specified in the applicable award

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

agreement, which typically vest over 44 months. The Plan may be altered, amended or terminated by the Company at any time. All performance units will terminate upon termination of the plan or expiration on February 15, 2014. Participants in the Plan may be entitled to receive compensation for their vested units if certain performance-based “qualifying events” occur during the participant’s employment with the Company or during a short period following the participant’s death.

There are two “qualifying events” defined in the Plan: (1) a “qualifying sale event” in which there is a sale of some or all of the stock of Ryerson Holding then held by Ryerson Holding’s principal stockholders and (2) a “qualifying distribution” in which Ryerson Holding pays a cash dividend to its principal stockholders. Upon the occurrence of a Qualifying Event, participants with vested units may receive an amount equal to the difference between: (i) the value (as defined by the Plan) of the units on the date of the qualifying event, and (ii) the value of the units assigned on the date of grant. No amounts are due to participants until the total cash dividends and net proceeds from the sale of common stock to Ryerson Holding’s principle stockholder exceeds $875 million. Upon termination, with or without cause, units are forfeited, except in the case of death, as described in the Plan. As of December 31, 2009, 87,500,000 units have been authorized and granted, 8,750,000 units have been forfeited, and 39,375,000 units have vested and 39,375,000 units are nonvested as of the date hereof. The Company is accounting for this Plan in accordance with ASC 718. Since the occurrence of future “qualifying events” is not determinable or estimable, no liability or expense has been recognized to date. The fair value of the performance units are based upon cash dividends to and net proceeds from sales of common stock of Ryerson Holding by its principal stockholders through the end of each period that have occurred or are probable. The fair value of the performance units on their grant date in 2009 and at December 31, 2009, which included cash dividends of $56.5 million paid in 2009 and $213.8 million paid on January 29, 2010, was zero.

Note 8: Derivatives and Fair Value of Financial Instruments

Derivatives

The Company adopted the provisions of FASB ASC 815-10-50, “Derivatives and Hedging — Disclosure” (“ASC 815-10-50”) as of January 1, 2009. This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures.

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk, foreign currency risk, and commodity price risk. Interest rate swaps are entered into to manage interest rate risk associated with the Company’s floating-rate borrowings. We use foreign currency exchange contracts to hedge our Canadian subsidiaries’ variability in cash flows from the forecasted payment of currencies other than the functional currency. From time to time, we may enter into fixed price sales contracts with our customers for certain of our inventory components. We may enter into metal commodity futures and options contracts periodically to reduce volatility in the price of these metals. The Company currently does not account for its derivative contracts as hedges, but rather marks them to market with a corresponding offset to current earnings. The fair value of each contract is determined using Level 2 inputs and the market approach valuation technique, as described in FASB ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the location and fair value amount of our derivative instruments reported in our consolidated balance sheet as of December 31, 2009 and December 31, 2008:

	Asset Derivatives				Liability Derivatives
	December 31, 2009		December 31, 2008		December 31, 2009		December 31, 2008
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(In millions)
Derivatives not designated as hedging instruments under ASC 815
Interest rate contracts	N/A	$—	N/A	$—	Non-current taxes and other liabilities	$1.0	Non-current taxes and other liabilities	$3.3
Foreign exchange contracts	N/A	—	Deferred charges and other non- current assets	0.5	Non-current taxes and other liabilities	0.1	N/A	—

Commodity contracts	Receivables less provision for allowances, claims and doubtful accounts	0.7	N/A	—	N/A	—	Accounts Payable	3.3

Total derivatives		$0.7		$0.5		$1.1		$6.6

The Company’s interest rate forward contracts had a notional amount of $100 million and $160 million as of December 31, 2009 and December 31, 2008, respectively. As of December 31, 2009 and December 31, 2008, the Company’s foreign currency exchange contracts had a U.S. dollar notional amount of $15.9 million and $7.3 million, respectively. As of December 31, 2009 and December 31, 2008, the Company had 428 and 574 metric tons, respectively, of nickel futures or option contracts related to forecasted purchases.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the location and amount of gains and losses reported in our consolidated statement of operations for the years ended December 31, 2009 and 2008, and the periods from October 20 to December 31, 2007 and January 1 to October 19, 2007:

		Amount of Gain/(Loss) Recognized in Income on Derivatives
		Successor			Predecessor
Derivatives not designated as hedging instruments under ASC 815	Location of Gain/(Loss) Recognized in Income on Derivative	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
		(In millions)
Interest rate contracts	Interest and other expense on debt	$(1.8)	$(2.7)	$(1.3)	$—

Foreign exchange contracts	Other income and (expense), net	(0.3)	0.4	3.8	(1.8)

Commodity contracts	Cost of materials sold	3.5	(4.5)	(0.5)	—

Total		$1.4	$(6.8)	$2.0	$(1.8)

Fair Value of Financial Instruments

Effective January 1, 2008, the Company partially adopted ASC 820, which primarily requires expanded disclosure for assets and liabilities recorded on the balance sheet at fair value. As permitted by ASC 820-10-65-1, the Company adopted of the nonrecurring fair value measurement disclosures of nonfinancial assets and liabilities on January 1, 2009. The adoption did not have a material impact on our consolidated financial statements. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

1.	Level 1 — quoted prices (unadjusted) in active markets for identical asset or liabilities that the Company has the ability to access as of the reporting date.

2.	Level 2 — inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

3.	Level 3 — unobservable inputs, such as internally-developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

The following table presents assets and liabilities measured and recorded at fair value on our Consolidated Balance Sheets on a recurring basis and their level within the fair value hierarchy as of December 31, 2009:

	At December 31, 2009
	Level 1	Level 2	Level 3
	(In millions)
Assets
Cash equivalents	$0.1	$80.0	$—
Mark-to-market derivatives	—	0.7	—
Liabilities
Mark-to-market derivatives	—	1.1	—

The following table presents assets and liabilities measured and recorded at fair value on our Consolidated Balance Sheets on a non-recurring basis and their level within the fair value hierarchy as of December 31, 2009:

	At December 31, 2009
	Level 1	Level 2	Level 3
	(In millions)
Assets
Impaired assets (Note 4)	$—	$27.2	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying and estimated fair values of the Company’s financial instruments at December 31, 2009 and December 31, 2008 were as follows:

	December 31, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)
Cash and cash equivalents	$115.0	$115.0	$130.4	$130.4
Receivables less provision for allowances, claims and doubtful accounts	357.4	357.4	500.9	500.9
Accounts payable	173.7	173.7	185.0	185.0
Long-term debt, including current portion	754.2	750.1	1,030.3	839.7

The estimated fair value of the Company’s cash and cash equivalents, receivables less provision for allowances, claims and doubtful accounts and accounts payable approximate their carrying amounts due to the short-term nature of these financial instruments. The estimated fair value of the Company’s long-term debt and the current portions thereof is determined by using quoted market prices of Company debt securities, where available, and from analyses performed using current interest rates considering credit ratings and the remaining terms of maturity.

Note 9: Employee Benefits

The Company adopted FASB ASC 715, “Compensation—Retirement Benefits” (“ASC 715”) in the fourth quarter of 2006. In addition to requirements for an employer to recognize in its consolidated balance sheet an asset for a plan’s overfunded status or a liability for a plan’s underfunded status and to recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur, ASC 715 requires an employer to measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year.

Prior to January 1, 1998, the Company’s non-contributory defined benefit pension plan covered certain employees, retirees and their beneficiaries. Benefits provided to participants of the plan were based on pay and years of service for salaried employees and years of service and a fixed rate or a rate determined by job grade for all wage employees, including employees under collective bargaining agreements.

Effective January 1, 1998, the Company froze the benefits accrued under its defined benefit pension plan for certain salaried employees, and instituted a defined contribution plan. Effective March 31, 2000, benefits for certain salaried employees of J. M. Tull Metals Company and AFCO Metals, subsidiaries that were merged into JT Ryerson, were similarly frozen, with the employees becoming participants in the Company’s defined contribution plan. Salaried employees who vested in their benefits accrued under the defined benefit plan at December 31, 1997, and March 31, 2000, are entitled to those benefits upon retirement. Certain transition rules have been established for those salaried employees meeting specified age and service requirements. For the years ended December 31, 2009 and 2008, the periods October 20 to December 31, 2007 and January 1 to October 19, 2007, expense recognized for such defined contribution plans was $4.2 million, $9.7 million, $1.6 million, and $9.8 million, respectively. The Company temporarily froze company matching 401(k) contributions beginning in February 2009 through December 31, 2009, resulting in the decrease in expense from prior years.

In February and December 2009, the Company amended the terms of two of our Canadian post-retirement medical and life insurance plans which effectively eliminated benefits to a group of employees unless these individuals agreed to retire by October 1, 2010. These actions meet the definition of a curtailment under FASB ASC 715-30-15 and resulted in a curtailment gain of approximately $2 million for the year ended December 31, 2009.

The Company has other deferred employee benefit plans, including supplemental pension plans, the liability for which totaled $15.7 million at December 31, 2009 and $14.4 million at December 31, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary of Assumptions and Activity

The tables included below provide reconciliations of benefit obligations and fair value of plan assets of the Company plans as well as the funded status and components of net periodic benefit costs for each period related to each plan. The Company uses a December 31 measurement date to determine the pension and other postretirement benefit information. The Company also used a measurement date of October 19, 2007 due to the Merger. The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Pension Benefits for U.S. plans were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Discount rate for calculating obligations	5.80%	6.30%	6.50%	6.20%
Discount rate for calculating net periodic benefit cost	6.30	6.50	6.20	5.90
Expected rate of return on plan assets	8.75	8.75	8.75	8.75
Rate of compensation increase	4.00	4.00	4.00	4.00

The expected rate of return on U.S. plan assets is 8.75% for 2010.

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Other Postretirement Benefits, primarily health care, for U.S. plans were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Discount rate for calculating obligations	5.70%	6.30%	6.40%	6.15%
Discount rate for calculating net periodic benefit cost	6.30	6.40	6.15	5.85
Rate of compensation increase	4.00	4.00	4.00	4.00

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Pension Benefits for Canadian plans were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Discount rate for calculating obligations	5.75%	7.50%	5.50%	5.75%
Discount rate for calculating net periodic benefit cost	7.50	5.50	5.75	5.25
Expected rate of return on plan assets	7.00	7.00	6.50	7.00
Rate of compensation increase	3.50	3.50	3.50	3.50

The expected rate of return on Canadian plan assets is 7.00% for 2010.

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Other Postretirement Benefits, primarily healthcare, for Canadian plans were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Discount rate for calculating obligations	5.75%	7.50%	5.50%	5.75%
Discount rate for calculating net periodic benefit cost	7.50	5.50	5.75	5.25
Rate of compensation increase	3.50	3.50	3.50	3.50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31,
	Pension Benefits		Other Benefits
	2009	2008	2009	2008
	(In millions)
Change in Benefit Obligation
Benefit obligation at beginning of period	$726	$725	$194	$225
Service cost	2	3	2	2
Interest cost	44	45	12	14
Plan amendments	2	—	(1)	2
Actuarial (gain)loss	37	8	(22)	(34)
Curtailment gain	—	—	(2)	—
Effect of changes in exchange rates	7	(10)	2	(4)
Benefits paid (net of participant contributions and Medicare subsidy)	(49)	(45)	(11)	(11)

Benefit obligation at end of period	$769	$726	$174	$194

Accumulated benefit obligation at end of period	$765	$723	N/A	N/A

Change in Plan Assets
Plan assets at fair value at beginning of period	$430	$629	$—	$—
Actual return (loss) on plan assets	51	(161)	—	—
Employer contributions	8	17	12	12
Effect of changes in exchange rates	6	(10)	—	—
Benefits paid (net of participant contributions)	(49)	(45)	(12)	(12)

Plan assets at fair value at end of period	$446	$430	$—	$—

Reconciliation of Amount Recognized
Funded status	$(323)	$(296)	$(174)	$(194)

Amounts recognized in balance sheet consist of:
Current liabilities	$—	$—	$(14)	$(13)
Noncurrent liabilities	(323)	(296)	(160)	(181)

Net benefit liability at the end of the period	$(323)	$(296)	$(174)	$(194)

Canadian benefit obligations represented $49 million and $35 million of the Company’s total Pension Benefits obligations at December 31, 2009 and 2008, respectively. Canadian plan assets represented $46 million and $35 million of the Company’s total plan assets at fair value at December 31, 2009 and 2008, respectively. In addition, Canadian benefit obligations represented $15 million and $14 million of the Company’s total Other Benefits obligation at December 31, 2009 and 2008, respectively.

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2009 and 2008 consist of the following:

	At December 31,
	Pension Benefits		Other Benefits
	2009	2008	2009	2008
	(In millions)
Amounts recognized in accumulated other comprehensive income (loss), pre–tax, consists of
Net actuarial (gain) loss	$249	$213	$(67)	$(48)
Prior service cost	2	—	1	2

Total	$251	$213	$(66)	$(46)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net actuarial losses of $5.9 million and prior service costs of 0.2 million for pension benefits and net actuarial gains of $4.7 million and $0.1 million of prior service costs for other postretirement benefits are expected to be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year.

Amounts recognized in other comprehensive income (loss) for the years ended December 31, 2009 and 2008 consist of the following:

	Year Ended December 31,
	Pension Benefits		Other Benefits
	2009	2008	2009	2008
	(In millions)
Amounts recognized in other comprehensive income (loss), pre–tax, consists of
Net actuarial loss (gain)	$35	$221	$(22)	$(33)
Amortization of net actuarial gain	—	—	3	—
Prior service cost (credit)	2	—	(1)	2

Total recognized in other comprehensive income (loss)	$37	$221	$(20)	$(31)

For measurement purposes for U.S. plans at December 31, 2009, the annual rate of increase in the per capita cost of covered health care benefits was 9 percent for all participants, grading down to 5 percent in 2017, the level at which it is expected to remain. For measurement purposes for U.S. plans at December 31, 2008, the annual rate of increase in the per capita cost of covered health care benefits was 8.5 percent for participants less than 65 years old and 9 percent for participants greater than 65 years old in 2008, grading down to 5 percent in 2015, the level at which it is expected to remain. For measurement purposes for Canadian plans at December 31, 2009, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 5 percent in 2023, the level at which it is expected to remain. For measurement purposes for Canadian plans at December 31, 2008, the annual rate of increase in the per capita cost of covered health care benefits for the Company’s salaried plan was 10 percent per annum, grading down to 6 percent in 2012, and 12 percent per annum, grading down to 6 percent in 2014 for the Company’s bargaining plan, the level at which it is expected to remain. For measurement purposes for U.S. plans at December 31, 2007 and October 19, 2007, the annual rate of increase in the per capita cost of covered health care benefits was 8.5 percent for participants less than 65 years old and 10 percent for participants greater than 65 years old in 2007, grading down to 5 percent in 2012, the level at which it is expected to remain. For measurement purposes for Canadian plans at December 31, 2007 and October 19, 2007, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 6 percent in 2013, the level at which it is expected to remain.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Pension Benefits				Other Benefits
	Successor			Predecessor	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Components of net periodic benefit cost
Service cost	$2	$3	$1	$4	$2	$3	$1	$3
Interest cost	45	45	9	32	12	13	3	9
Expected return on assets	(49)	(52)	(11)	(40)	—	—	—	—
Amortization of prior service cost (credit)	—	—	—	1	—	—	—	(4)
Recognized actuarial loss (gain)	—	—	—	8	(3)	—	—	1
Curtailment gain	—	—	—	—	(2)	—	—	—

Net periodic benefit cost (credit)	$(2)	$(4)	$(1)	$5	$9	$16	$4	$9

The assumed health care cost trend rate has an effect on the amounts reported for the health care plans. For purposes of determining net periodic benefit cost for U.S plans, the annual rate of increase in the per capita cost of covered health care benefits was 8.5 percent for participants less than 65 years old and 9 percent for participants greater than 65 years old for the year ended December 31, 2009, grading down to 5 percent in 2015. For purposes of determining net periodic benefit cost for Canadian plans, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent for the year ended December 31, 2009, grading down to 5 percent in 2023. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1% increase	1% decrease
	(In millions)
Effect on service cost plus interest cost	$0.8	$(0.7)
Effect on postretirement benefit obligation	9.0	(7.4)

Pension Trust Assets

The expected long-term rate of return on pension trust assets is 7.00% to 8.75% based on the historical investment returns of the trust, the forecasted returns of the asset classes and a survey of comparable pension plan sponsors.

The Company’s pension trust weighted-average asset allocations at December 31, 2009 and 2008, by asset category are as follows:

	Trust Assets at December 31,
	2009	2008
Equity securities	64.0%	58.6%
Debt securities	26.6	26.2
Real Estate	4.8	10.1
Other	4.6	5.1

Total	100.0%	100.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Board of Directors of Ryerson has general supervisory authority over the Pension Trust Fund and approves the investment policies and plan asset target allocation. An internal management committee provides on-going oversight of plan assets in accordance with the approved policies and asset allocation ranges and has the authority to appoint and dismiss investment managers. The investment policy objectives are to maximize long-term return from a diversified pool of assets while minimizing the risk of large losses, and to maintain adequate liquidity to permit timely payment of all benefits. The policies include diversification requirements and restrictions on concentration in any one single issuer or asset class. The currently approved asset investment classes are cash; fixed income; domestic equities; international equities; real estate; private equities and hedge funds of funds. Company management allocates the plan assets among the approved investment classes and provides appropriate directions to the investment managers pursuant to such allocations. The approved target ranges and allocations as of the December 31, 2009 and 2008 measurement dates were as follows:

	Range	Target
Equity securities	30-85%	73%
Debt securities	5-50	13
Real Estate	0-15	9
Other	0-15	5

Total		100%

The fair value of Ryerson’s pension plan assets at December 31, 2009 by asset category are as follows:

		Fair Value Measurements at December 31, 2009
Asset Category	Total	Level 1	Level 2	Level 3
		(In millions)
Cash	$1.3	$1.3	$—	$—
Equity securities:
US large cap	131.8	131.8	—	—
US small/mid cap	39.7	39.7	—	—
Canadian large cap	12.9	12.9	—	—
Canadian small cap	1.1	1.1	—	—
Other international companies	66.0	66.0	—	—
Emerging market companies	4.0	4.0	—	—
Fixed income securities:
U.S. Treasuries	16.5	16.5	—	—
Investment grade debt	47.3	47.3	—	—
Non-investment grade debt	23.8	23.8	—	—
Municipality / non-corporate debt	0.1	0.1	—	—
Emerging market debt	11.6	11.6	—	—
Asset backed debt	1.8	1.8	—	—
Agency non-mortgage debt	1.0	1.0	—	—
Agency mortgage debt	9.2	9.2	—	—
Mortgage-backed securities	6.7	6.7	—	—
Sub-prime securities	0.8	0.8	—	—
Other types of investments:
Multi-strategy funds	19.2	—	—	19.2
Private equity funds	29.8	—	—	29.8
Real estate	21.4	—	—	21.4

Total	$446.0	$375.6	$—	$70.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Multi-Strategy Hedge funds	Private Equity Funds	Real Estate	Total
Beginning balance at December 31, 2008	$19.0	$29.1	$39.8	$87.9
Actual return on plan assets:
Relating to assets still held at the reporting date	0.2	0.7	(18.4)	(17.5)

Ending balance at December 31, 2009	$19.2	$29.8	$21.4	$70.4

Securities listed on one or more national securities exchanges are valued at their last reported sales price on the date of valuation. If no sale occurred on the valuation date, the security is valued at the mean of the last “bid” and “ask” prices on the valuation date.

Corporate and government bonds which are not listed or admitted to trading on any securities exchanges are valued at the average mean of the last bid and ask prices on the valuation date based on quotations supplied by recognized quotation services or by reputable broker dealers.

The non-publicly traded securities, other securities or instruments for which reliable market quotations are not available are valued at each investment manager’s discretion. Valuations will depend on facts and circumstances known as of the valuation date and application of certain valuation methods.

Contributions

The Company contributed $7.5 million for the year ended December 31, 2009, $16.8 million for the year ended December 31, 2008, $0.3 million for the period October 20, 2007 to December 31, 2007, and $12.4 million for the period January 1, 2007 to October 19, 2007, to improve the funded status of the plans. The Company anticipates that it will have a minimum required pension contribution funding of approximately $46 million in 2010.

Estimated Future Benefit Payments

	Pension Benefits	Other Benefits
	(In millions)
2010	$50.0	$15.8
2011	50.5	15.8
2012	51.4	15.7
2013	52.2	15.5
2014	52.8	15.2
2015-2019	273.9	73.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10: Restructuring Charges

The following summarizes restructuring accrual activity for the years ended December 31, 2009 and 2008, periods October 20, 2007 to December 31, 2007, and January 1, 2007 to October 19, 2007:

	Employee related costs	Tenancy and other costs	Total restructuring costs
	(In millions)
Predecessor
Balance at January 1, 2007	$2.2	$1.3	$3.5
Restructuring charges	4.3	0.8	5.1
Cash payments	(2.3)	(0.7)	(3.0)
Non-cash adjustments	(0.7)	(0.6)	(1.3)

Balance at October 19, 2007	$3.5	$0.8	$4.3

Successor
Exit plan liability assumed in acquisition	$111.5	$3.2	$114.7
Cash payments	(14.8)	(0.2)	(15.0)
Non-cash adjustments	(57.9)	—	(57.9)

Balance at December 31, 2007	$38.8	$3.0	$41.8
Adjustment to plan liability	(4.1)	(0.3)	(4.4)
Cash payments	(28.1)	(1.2)	(29.3)
Reduction to reserve	(0.4)	—	(0.4)

Balance at December 31, 2008	$6.2	$1.5	$7.7
Adjustment to plan liability	—	(0.3)	(0.3)
Cash payments	(6.1)	(0.3)	(6.4)
Reclassifications	0.4	(0.4)	—
Reduction to reserve	(0.1)	—	(0.1)

Balance at December 31, 2009	$0.4	$0.5	$0.9

2009

During 2009, the Company paid $6.4 million related to the exit plan liability recorded on October 19, 2007, as part of the Merger. The Company also recorded a $0.3 million reduction to the exit plan liability primarily due to lower property taxes on closed facilities than estimated in the initial restructuring plan. The remaining balance as of December 31, 2009 is expected to be paid during 2010.

2008

During 2008, the Company paid $29.3 million related to the exit plan liability recorded on October 19, 2007, as part of the Merger. The Company also recorded a $4.4 million reduction to the exit plan liability primarily due to 277 fewer employee terminations than anticipated in the initial restructuring plan. The reduction to the exit plan liability reduced goodwill by $2.6 million, net of tax. The Company also recorded a $0.4 million reduction to the exit plan liability in the fourth quarter of 2008 which was credited to warehousing, delivery, selling, general and administrative expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2007

On October 19, 2007, as part of the Merger, the Company recorded a liability of $114.7 million for exit costs assumed in the acquisition, which are the result of a preliminary plan of facility consolidations and organizational restructuring. The liability consists of future cash outlays for employee-related costs, including severance for 1,148 employees and employee relocation costs, totaling $53.6 million, future cash outlays for tenancy and other costs totaling $3.2 million and non-cash costs of $57.9 million for pensions and other postretirement benefits, which are shown as a reduction in the table above as such amounts are included in the deferred employee benefits liability at December 31, 2007.

From January 1, 2007 through October 19, 2007, the Company recorded a charge of $5.1 million due to workforce reductions and other tenancy obligations resulting from our integration of Integris Metals, Inc. Included in the charges were future cash outlays for employee-related costs of $3.6 million, including severance for 153 employees, non-cash costs of $0.7 million for pensions and other postretirement benefits, $0.2 million for future lease payments for closed facilities and non-cash costs of $0.6 million for impairment of leased facilities.

Note 11: Income Taxes

The elements of the provision (benefit) for income taxes were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Income (loss) before income tax:
Federal	$(106.7)	$10.7	$(27.2)	$77.0
Foreign	(18.0)	35.4	9.1	28.0

	$(124.7)	$46.1	$(18.1)	$105.0

Current income taxes:
Federal	$3.4	$14.6	$(15.1)	$(4.0)
Foreign	7.5	9.9	2.6	9.6
State	(0.2)	3.1	0.1	0.5

	10.7	27.6	(12.4)	6.1
Deferred income taxes	56.8	(12.8)	5.5	30.8

Total tax provision (benefit)	$67.5	$14.8	$(6.9)	$36.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income taxes differ from the amounts computed by applying the federal tax rate as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Federal income tax expense computed at statutory tax rate of 35%	$(43.6)	$16.1	$(6.3)	$36.8
Additional taxes or credits from:
State and local income taxes, net of federal income tax effect	(1.3)	2.4	(0.4)	2.7
Foreign tax credit	(8.5)	—	—	—
Other Non-deductible expenses	1.5	0.7	0.3	0.8
Domestic production activities benefit	(1.3)	(2.2)	—	—
Foreign income not includable in federal taxable income	2.6	(2.0)	(0.4)	(0.3)
Canadian taxes	3.0	(0.5)	(0.2)	—
Indian taxes	8.3	—	—	—
Tax on sale of foreign joint venture	14.5	—	—	—
Tax examination settlement and expiration of statute of limitations	—	—	—	(3.9)
Valuation allowance	92.7	—	—	0.2
All other, net	(0.4)	0.3	0.1	0.6

Total income tax provision (benefit)	$67.5	$14.8	$(6.9)	$36.9

The components of the deferred income tax assets and liabilities arising under FASB ASC 740, “Income Taxes,” (“ASC 740”) were as follows:

	At December 31,
	2009	2008
	(In millions)
Deferred tax assets:
AMT tax credit carryforwards	$47	$21
Post-retirement benefits other than pensions	70	76
State net operating loss carryforwards	5	5
Bad debt allowances	3	5
Pension liability	130	114
Restructuring and shut down reserves	2	1
Other deductible temporary differences	18	23
Less: valuation allowances	(99)	—

	$176	$245

Deferred tax liabilities:
Fixed asset basis difference	$116	$129
Other intangibles	4	5
Inventory basis difference	96	98

	216	232

Net deferred tax asset (liability)	$(40)	$13

The Company had available at December 31, 2009, federal AMT credit carryforwards of approximately $47 million, which may be used indefinitely to reduce regular federal income taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31,2009 and December 31, 2008, the deferred tax asset related to the Company’s postretirement benefits other than pensions was $70 million and $76 million, respectively. At December 31, 2009 and at December 31, 2008, the Company also had a deferred tax asset related to the Company’s pension liability of $130 million and $114 million, respectively. To the extent that future annual charges continue to exceed amounts deductible for tax purposes, these deferred tax assets will continue to grow. Thereafter, even if the Company should have a tax loss in any year in which the deductible amount would exceed the financial statement expense, the tax law provides for a 20-year carryforward period for that loss.

The Company had $5 million, net of tax, state net operating loss (“NOL”) carryforwards available at December 31, 2009.

In accordance with FASB ASC 740, “Income Taxes,” the Company assesses, on a quarterly basis, the realizability of its deferred tax assets. A valuation allowance must be established when, based upon the evaluation of all available evidence, it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. In making this determination, we analyzed, among other things, our recent history of earnings and cash flows, the nature and timing of future deductions and benefits represented by the deferred tax assets and our cumulative earnings for the last twelve quarters. As a result of the historical twelve quarters of cumulative U.S. pre-tax losses incurred during the second quarter of 2009, we were unable to rely on the positive evidence of projected future income. We reviewed all of the other future sources of taxable income such as: 1) the expected reversal of existing taxable temporary differences, 2) our ability to carryback taxable losses, and 3) the availability of prudent and feasible tax planning strategies. After considering both the positive and negative evidence for the second quarter of fiscal year 2009, the Company determined that it was more-likely-than-not that it would not realize the full value of a portion of its U.S. deferred tax assets. As a result, during the second quarter of 2009, the Company established a valuation allowance against its deferred tax assets in the U.S. to reduce them to the amount that is more-likely-than-not to be realized with a corresponding non-cash charge of $74.7 million to the provision for income taxes. During the second half of 2009, the changes in our deferred tax asset balances, primarily related to pension liabilities and fixed assets, required an additional charge of $23.9 million, increasing the valuation allowance to $98.8 million as of December 31, 2009. Of the charges recorded during 2009, $92.7 million of this valuation allowance was charged to income tax provision and $5.9 million was charged to other comprehensive income in 2009. The valuation allowance is reviewed quarterly and will be maintained until sufficient positive evidence exists to support the reversal of some or all of the valuation allowance.

At December 31, 2009 the Company had approximately $70.3 million of undistributed foreign earnings. The Company has not recognized any U.S. tax expense on $66.6 million of these earnings since it intends to reinvest the earnings outside the U.S. for the foreseeable future. The Company has recognized U.S. tax expense on $4 million of these undistributed earnings that were included in the Company’s prior year U.S. taxable income under the U.S. Subpart F income rules.

Effective January 1, 2007, the Company adopted the provisions of ASC 740 relating to the accounting for uncertainty in income taxes. These provisions clarify the accounting for uncertainty in income taxes to be recognized in an enterprise’s financial statements and prescribe a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of the implementation, the Company recognized a $0.8 million decrease to reserves for uncertain tax positions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Predecessor	Unrecognized tax benefit
(In millions)
Unrecognized tax benefits balance at January 1, 2007	$13.9
Gross increases – tax positions in prior periods	0.2
Gross decreases – tax positions in prior periods	(2.9)
Settlements	(4.2)

Unrecognized tax benefits balance at October 19, 2007	$7.0

Successor
Unrecognized tax benefits balance at October 20, 2007	$7.0
Gross increases – tax positions in prior periods	0.1

Unrecognized tax benefits balance at December 31, 2007	$7.1
Gross increases – tax positions in prior periods	0.4
Settlements and closing of statement of limitations	(2.4)

Unrecognized tax benefits balance at December 31, 2008	$5.1
Gross increases – tax positions in prior periods	0.1
Settlements and closing of statement of limitations	(0.2)

Unrecognized tax benefits balance at December 31, 2009	$5.0

Ryerson and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2006. Substantially all state and local income tax matters have been concluded through 1999. However, a change by a state in subsequent years would result in an insignificant change to the Company’s state tax liability. The Company has substantially concluded foreign income tax matters through 2003 for all significant foreign jurisdictions.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2009 and 2008, we had approximately $1.5 million and $1.4 million of accrued interest related to uncertain tax positions, respectively. Total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is $3.2 million and $3.3 million as of December 31, 2009 and 2008, respectively.

Note 12: Goodwill

The following is a summary of changes in the carrying amount of goodwill:

Carrying Amount
(In millions)
Balance at January 1, 2008	$68.5
Adjustments to purchase price	6.0
Effect of consolidating VSC-Ryerson	1.5

Balance at December 31, 2008	$76.0
Adjustments to purchase price	(4.5)
Changes due to foreign currency translation	(0.5)

Balance at December 31, 2009	$71.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2009 and 2008, the Company adjusted the fair value of the assets acquired and liabilities assumed as part of the Merger totaling $(4.5) million and $6.0 million, respectively. In addition, as a result of consolidating the results of VSC-Ryerson as of October 31, 2008, the goodwill balance increased $1.5 million.

Note 13: Intangible Assets

The following summarizes the components of intangible assets at December 31, 2009 and 2008:

	December 31, 2009			December 31, 2008
Amortized intangible assets	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	$14.9	$(2.5)	$12.4	$15.0	$(1.4)	$13.6

Amortization expense related to intangible assets for the year ended December 31, 2009 was $1.1 million, for the year ended December 31, 2008 was $1.2 million, for the periods October 20 to December 31, 2007 was $0.2 million and January 1 to October 19, 2007 was $3.1 million.

Other intangible assets were amortized primarily over a period of 3 to 5 years up to and including October 19, 2007 and over a period of 13 years on and after October 20, 2007. Estimated amortization expense related to intangible assets at December 31, 2009, for each of the years in the five year period ending December 31, 2014 and thereafter is as follows:

Estimated Amortization Expense
(In millions)
For the year ended 12/31/10	$1.2
For the year ended 12/31/11	1.2
For the year ended 12/31/12	1.2
For the year ended 12/31/13	1.2
For the year ended 12/31/14	1.2
For the years ended thereafter	6.4

Note 14: Restricted Cash

On October 19, 2007, prior to the Merger, the Company deposited $5.0 million in a trust account to fund payments arising from the Merger, primarily payments to the Predecessor Board of Directors. The remaining balance in this trust account at December 31, 2009 was $1.7 million. As part of the 2014 and 2015 Notes indenture, proceeds from the sale of property, plant, and equipment are deposited in a restricted cash account. Cash can be withdrawn from this restricted account upon meeting certain requirements. The balance in this account was $3.0 million at December 31, 2009. In addition, VSC-Ryerson has a restricted cash balance of $9.9 million as of December 31, 2009, which is primarily related to a structured foreign currency deposit that cannot be withdrawn until its maturity date in March 2010. We also have $4.9 million of cash restricted for purposes of covering letters of credit that can be presented for potential insurance claims.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 15: Sales by Product

The Company derives substantially all of its sales from the distribution of metals. The following table shows the Company’s percentage of sales by major product line:

	Successor			Predecessor
Product Line	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(Percentage of Sales)
Stainless	25%	30%	34%	36%
Aluminum	22	20	21	22
Carbon flat rolled	28	25	26	24
Bars, tubing and structurals	8	9	8	7
Fabrication and carbon plate	11	11	7	7
Other	6	5	4	4

Total	100%	100%	100%	100%

No customer accounted for more than 10 percent of Company sales for the years ended December 31, 2009 and 2008 or for the periods from October 20 to December 31, 2007 and January 1 to October 19, 2007. The top ten customers accounted for less than 17 percent of its sales for the year ended December 31, 2009. A significant majority of the Company’s sales are attributable to its U.S. operations and a significant majority of its long-lived assets are located in the United States. The only operations attributed to a foreign country relate to the Company’s subsidiaries in Canada and China, which comprised 14 percent, 11 percent, 13 percent, and 10 percent of the Company’s sales during the years ended December 31, 2009 and 2008 and the periods October 20, 2007 to December 31, 2007, January 1, 2007 to October 19, 2007, respectively; Canadian and Chinese assets were 17 percent, 15 percent, and 9 percent of consolidated assets at December 31, 2009, 2008, and 2007, respectively.

Note 16: Comprehensive Income

The following sets forth the components of comprehensive income:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Net income (loss)	$(192.2)	$31.3	$(11.2)	$68.1
Other comprehensive income (loss):
Foreign currency translation adjustments	27.8	(43.1)	(2.6)	34.6
Changes in unrecognized benefit costs, net of tax benefit of $1.8 in 2009, $72.7 tax benefit in 2008, tax provision of $8.2 from October 20, 2007 to December 31, 2007, and tax benefit of $4.2 from January 1, 2007 to October 19, 2007	(17.0)	(114.7)	13.0	(6.4)
Unrealized gain (loss) on derivative instruments	—	—	—	(1.0)

Total comprehensive income (loss)	$(181.4)	$(126.5)	$(0.8)	$95.3
Less: comprehensive income (loss) attributable to noncontrolling interest	(1.7)	(1.3)	—	—

Comprehensive income (loss) attributable to Ryerson Holding Corporation	$(179.7)	$(125.2)	$(0.8)	$95.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17: Earnings per Share

On July 16, 2007, Ryerson Holding was capitalized with 5,000,000 shares of common stock by Platinum. As discussed in Note 2, on October 19, 2007, Platinum closed the merger of Merger Sub with and into Ryerson. For the periods prior to October 19, 2007, Ryerson was a publicly traded company. For periods subsequent to October 19, 2007, Ryerson Holding had 5,000,000 shares outstanding with no dilution. All shares outstanding are common shares and have equal voting, liquidation and preference rights.

Basic earnings per share (“EPS”) attributable to Ryerson Holding’s common stock is determined based on earnings for the period divided by the weighted average number of common shares outstanding during the period. Diluted EPS attributable to Ryerson Holding’s common stock considers the effect of potential common shares, unless inclusion of the potential common shares would have an antidilutive effect. Subsequent to October 19, 2007, Ryerson Holding does not have any securities or other items that are convertible into common shares, therefore basic and fully diluted EPS are the same.

The following table sets forth the calculation of basic and diluted earnings (loss) per share:

	Successor			Predecessor
Basic earnings (loss) per share	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Net income (loss) attributable to Ryerson Holding Corporation	$(190.7)	$32.5	$(11.2)	$68.1
Less preferred stock dividends	—	—	—	0.1

Net income (loss) available to common stockholders	$(190.7)	$32.5	$(11.2)	$68.0

Average shares of common stock outstanding	5.0	5.0	5.0	26.5

Basic earnings (loss) per share	$(38.14)	$6.50	$(2.24)	$2.56

Diluted earnings (loss) per share
Net income (loss) available to common stockholders	$(190.7)	$32.5	$(11.2)	$68.0
Effect of convertible preferred stock	—	—	—	0.1

Net income (loss) available to common stockholders and assumed conversions	$(190.7)	$32.5	$(11.2)	$68.1

Average shares of common stock outstanding	5.0	5.0	5.0	26.5
Dilutive effect of stock options	—	—	—	0.6
Stock-based compensation	—	—	—	0.6
Convertible securities	—	—	—	3.4

Shares outstanding for diluted earnings (loss) per share calculation	5.0	5.0	5.0	31.1

Diluted earnings (loss) per share	$(38.14)	$6.50	$(2.24)	$2.19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 18: Commitments and Contingencies

Lease Obligations & Other

The Company leases buildings and equipment under noncancellable operating leases expiring in various years through 2020. Future minimum rental commitments are estimated to total $98.0 million, including approximately 19.9 million in 2010, $15.7 million in 2011, $12.0 million in 2012, $9.3 million in 2013 $7.1 million in 2014 and $34.0 million thereafter.

Rental expense under operating leases totaled $25.4 million for the year ended December 31, 2009, $30.0 million for the year ended December 31, 2008, $6.6 million for the period October 20 to December 31, 2007 and $23.4 million for the period January 1 to October 19, 2007.

To fulfill contractual requirements for certain customers in 2009, the Company has entered into certain fixed-price noncancellable contractual obligations. These purchase obligations which will all be paid in 2010 aggregated $36.1 million at December 31, 2009.

There are various claims and pending actions against the Company. The amount of liability, if any, for those claims and actions at December 31, 2009 is not determinable but, in the opinion of management, such liability, if any, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Concentrations of Various Risks

The Company’s financial instruments consist of cash, accounts receivable, derivative instruments, accounts payable, and notes payable. In the case of cash, accounts receivable and accounts payable, the carrying amount on the balance sheet approximates the fair values due to the short-term nature of these instruments. The derivative instruments are marked to market each period. Based on borrowing rates available to the Company for loans with similar terms, the carrying value of notes payable approximates the fair values.

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of derivative financial instruments and trade accounts receivable. Our derivative financial instruments are contracts placed with major financial institutions. Credit is generally extended to customers based upon an evaluation of each customer’s financial condition, with terms consistent in the industry and no collateral required. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across geographic areas.

The Company has signed supply agreements with certain vendors which may obligate the Company to make cash deposits based on the spot price of aluminum at the end of each month. These cash deposits offset amounts payable to the vendor when inventory is received. We made no cash deposits for the year ended December 31, 2009. We have no exposure at December 31, 2009.

Approximately 18% of our total labor force is covered by collective bargaining agreements. There are collective bargaining agreements that will expire in fiscal 2010, which cover approximately 2% of our total labor force. We believe that our overall relationship with our employees is good.

Litigation

From time to time, we are named as a defendant in legal actions incidental to our ordinary course of business. We do not believe that the resolution of these claims will have a material adverse effect on our financial position, results of operations or cash flows. We maintain liability insurance coverage to assist in protecting our assets from losses arising from or related to activities associated with business operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 22, 2002, Champagne Metals, an Oklahoma metals service center that processes and sells aluminum products, sued us and six other metals service centers in the United States District Court for the Western District of Oklahoma. Champagne Metals alleged a conspiracy among the defendants to induce or coerce aluminum suppliers to refuse to designate it as a distributor in violation of federal and state antitrust laws and tortious interference with business and contractual relations. The complaint sought damages with the exact amount to be determined at trial. Champagne Metals also sought treble damages on its antitrust claims and sought punitive damages in addition to actual damages on its other claim. On May 12, 2009, the parties resolved all matters by agreement. Under the terms of this agreement we made a cash payment of $2.6 million to Champagne Metals. On June 12, 2009 the matter was dismissed with prejudice.

Note 19: Gain on Sale of Assets

During the year ended December 31, 2009, we sold certain facilities and equipment for $17.3 million and recorded a gain on sale of $3.3 million pretax, or $2.0 million after tax.

During the period January 1, 2007 to October 19, 2007, we sold certain facilities and equipment for $23.5 million and recorded a gain on sale of $7.2 million pretax, or $4.4 million after tax.

Note 20: Other Matters

Equity Investments

Coryer. In 2003, the Company and G. Collado S.A. de C.V. formed Coryer, S.A. de C.V. (“Coryer”), a joint venture in Mexico. The Company had a 49 percent equity interest in the joint venture until the Company sold its interest on November 28, 2008 to the majority stockholder. The Company recognized $0.8 million gain on the sale.

Tata Ryerson Limited. The Company sold its 50 percent interest in Tata Ryerson Limited, a joint venture with Tata Steel Limited, an integrated steel manufacturer in India on July 10, 2009 to its joint venture partner. Tata Ryerson Limited, which was formed in 1997, is a metals service center and processor with processing facilities at Jamshedpur, Faridabad and Ranjangaon, India. Prior to the sale, the Company accounted for this joint venture under the equity method of accounting. The Company received proceeds of $49 million for the transaction and recognized a pre-tax gain of approximately $0.5 million in the third quarter of 2009. The Company’s investment in this joint venture was not material to the Company’s consolidated financial position or results of operations.

VSC-Ryerson. In 2006, the Company contributed $28.3 million to form VSC-Ryerson, a joint venture with VSC, a Hong Kong Stock Exchange listed company. During the fourth quarter of 2008, the Company acquired an additional 40% interest in VSC-Ryerson. The Company’s total contribution in 2008 was $18.5 million, increasing our ownership percentage to 80%. Based on our ownership percentage, we have fully consolidated the operations of VSC-Ryerson as of October 31, 2008. VSC-Ryerson is based in Shanghai and operates processing and service centers in Guangzhou, Dongguan, Kunshan, Tianjin and Wuhan and a sales office in Shanghai.

Note 21: Related Parties

The Company pays an affiliate of Platinum Equity, LLC an annual monitoring fee of up to $5.0 million pursuant to a corporate advisory services agreement. The monitoring fee was $5.0 million for the years ended December 31, 2009 and 2008 and $5.0 million in the period from October 20, 2007 to December 31, 2007.

In 2008, the Company purchased and sold $24.2 million of available-for-sale corporate bonds of an affiliate of Platinum Equity, LLC for a gain of $6.7 million. These investments were accounted for under the specific identification method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We declared and paid a dividend of $56.5 million to our common stock stockholders in July 2009.

Note 22: Subsequent Events

On January 26, 2010, JT Ryerson, one of our subsidiaries, acquired all of the issued and outstanding capital stock of Texas Steel Processing, Inc., a steel plate processor based in Houston, Texas. The acquisition is not considered material to our consolidated statement of operations and consolidated balance sheet.

On January 29, 2010, Ryerson Holding issued $220 million of 14 1/2% Senior Discount Notes (“Ryerson Holding Notes”) that will accrete to an aggregated principal amount at maturity to $483 million, due on February 1, 2015. No cash interest will accrue on the Ryerson Holding Notes. The Ryerson Holding Notes have an initial accreted value of $455.98 per $1,000 principal amount and will accrete from the date of issuance until maturity on a semi-annual basis. The accreted value of each note will increase at a rate of 14 1/2% until October 31, 2010. Thereafter, the interest rate will increase by 1% (to 15 1/2%) until July 31, 2011, increasing by an additional 1% (to 16 1/2%) on August 1, 2011 until April 30, 2012, and increasing by an additional 0.5% (to 17%) on May 1, 2012 until the maturity date.

On January 29, 2010, Ryerson Holding declared and paid a dividend of $213.8 million to its common stock stockholders.

The unaudited pro forma balance sheet as of December 31, 2009 included on the balance sheet gives effect to the issuance of the Ryerson Holding Notes and the dividend declared described above as if both had occurred on December 31, 2009. The unaudited pro forma balance sheet is presented for informational purposes only in accordance with Staff Accounting Bulletin Topic 1.B.3.

Ryerson Holding filed a Form S-1 on January 22, 2010 for the possible issuance of common stock to public stockholders. The number of shares and offering price per share are unknown at this time. Upon completion of an offering of common stock, Platinum will continue to control all matters submitted for approval by our stockholders through its ownership of a majority of our outstanding common stock. These matters could include the election of all of the members of our Board of Directors, amendments to our organizational documents, or the approval of any proxy contests, mergers, tender offers, sales of assets or other major corporate transactions. The interests of Platinum may not in all cases be aligned with the interests of our other common stock stockholders.

SUPPLEMENTARY FINANCIAL DATA (UNAUDITED)

RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES

SUMMARY BY QUARTER

(In millions, except per share data)

	Net Sales	Gross Profit	Income (Loss) Before Income Taxes	Net Income (Loss)	Basic and Diluted Earnings (Loss) per Common Share
2008
First Quarter	$1,370.3	$193.9	$14.3	$9.2	$1.84
Second Quarter	1,445.7	175.5	4.4	2.7	0.54
Third Quarter (1)	1,420.9	170.9	2.3	1.9	0.38
Fourth Quarter (2)	1,072.9	172.6	25.1	17.5	3.74

Year	$5,309.8	$712.9	$46.1	$31.3	$6.50

2009
First Quarter (3)	$804.7	$126.1	$(8.9)	$(5.9)	$(0.98)
Second Quarter (4)	743.1	85.6	(55.2)	(130.8)	(26.12)
Third Quarter (5)	777.2	151.8	6.7	(7.3)	(1.48)
Fourth Quarter (6)	741.1	92.6	(67.3)	(48.2)	(9.56)

Year	$3,066.1	$456.1	$(124.7)	$(192.2)	$(38.14)

(1)	Included in the third quarter 2008 results is a $6.7 million pretax gain, or $4.3 million after-tax, on the sale of corporate bonds.
(2)	Included in the fourth quarter 2008 results is a pretax gain on the retirement of debt of $15.4 million, or $9.8 million after-tax. Also included in the fourth quarter 2008 results is a pretax loss of $1.7 million, or $1.1 million after-tax, related to the write off of debt issuance costs associated with the repurchase of a portion of the Floating Rate Notes (2014) and Fixed Rate Notes (2015).
(3)	Included in the first quarter 2009 results is a pretax gain on sale of assets of $3.3 million or $2.0 million after-tax, and a pretax gain of $1.3 million, or $0.9 million after-tax, related to the curtailment gain on the Canadian post-retirement plan amendment.
(4)	Included in the second quarter 2009 results is an income tax charge of $74.7 million to establish a valuation allowance against our US deferred tax assets and a $13.5 million charge related to the sale of our joint venture in India.
(5)	Included in the third quarter 2009 results is an impairment charge of $6.1 million, or $3.7 million after-tax, related to certain assets held for sale to recognize the assets at their fair value less cost to sell and an income tax charge of $14.7 million to increase the valuation allowance against our US deferred tax assets.
(6)	Included in the fourth quarter 2009 results is an impairment charge of $13.2 million, or $8.0 million after-tax, related to adjusting primarily held for sale assets to their fair value less cost to sell and an income tax charge of $3.3 million (net) to increase the valuation allowance against our US deferred tax assets. This income tax charge recognized in the fourth quarter includes a $6.6 million income tax benefit that relates to a change to the valuation allowance recognized in the second quarter of 2009.

RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the Periods Ended December 31, 2009, December 31, 2008, December 31, 2007, and October 19, 2007

(In millions)

	Provisions for Allowances
	Balance at Beginning of Period	Amount acquired through acquisition		Additions Charged to Income	Additions Charged to Other Comprehensive Income	Deductions from Reserves		Balance at End of Period
Successor
Year ended December 31, 2009
Allowance for doubtful accounts	$17.1	$—		$8.5	$—	$(15.1	)(B)	$10.5
Valuation allowance—deferred tax assets	0.2	—		92.7	5.9	—		98.8
Year ended December 31, 2008
Allowance for doubtful accounts	$14.8	$2.1	(A)	$11.5	$—	$(11.3	)(B)	$17.1
Valuation allowance—deferred tax assets	1.0	(0.8	) (C)	—	—	—		0.2
Period from October 20 to December 31, 2007
Allowance for doubtful accounts	$16.0	$—		$0.3	$—	$(1.5	)(B)	$14.8
Valuation allowance—deferred tax assets	1.0	—		—	—	—		1.0
Predecessor
Period from January 1 to October 19, 2007
Allowance for doubtful accounts	$15.4	$—		$3.1	$—	$(2.5	)(B)	$16.0
Valuation allowance—deferred tax assets	1.0	—		—	—	—		1.0

NOTES:

(A)	Reserve of $2.1 million was established upon the consolidation of a joint venture, VSC-Ryerson.
(B)	Bad debts written off during the year.
(C)	Reserve was adjusted $0.8 million as part of the Merger of Rhombus Merger Corporation with and into Ryerson.

             Shares

Ryerson Holding Corporation

Common Stock

P R O S P E C T U S

                    , 2010

BofA Merrill Lynch	UBS Investment Bank

Citi	Jefferies & Company	KeyBanc Capital Markets

Macquarie Capital	Moelis & Company	Stephens Inc.	RBC Capital Markets

Until                     , 2010 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by Ryerson Holding Corporation (“Ryerson Holding”) in connection with the sale of common stock being registered. All amounts shown are estimates, except the SEC registration fee, the FINRA filing fee and the NYSE application fee.

Item	Amount to be Paid
SEC Registration Fee	$24,955
FINRA Filing Fee	35,500
NYSE Fee	*
Blue Sky Fees and Expenses	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Printing Expenses	*
Transfer Agent and Registrar Fees	*
Directors’ and Officers’ Liability Insurance Premium	*
Miscellaneous	*

Total	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation will limit our directors’ and officers’ liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors and officers will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director or officer, except for liability:

•	for any breach of the director’s or officer’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which a director or officer derives an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of our directors and officers shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The provision regarding indemnification of our directors and officers in our amended and restated certificate of incorporation will generally not limit liability under state or federal securities laws.

Delaware law and our amended and restated certificate of incorporation provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with our company against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorney’s fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. In addition, certain employment agreements to which we are a party provide for the indemnification of our employees who are party thereto.

We also maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

On January 29, 2010, Ryerson Holding completed an offering of $483 million aggregate principal amount at maturity of 14 1/2% Senior Discount Notes due 2015 to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended. Banc of America Securities LLC and UBS Securities LLC were the Joint Book-Running Managers in connection with the sale of the notes. Ryerson Holding received net proceeds from the offering in the amount of approximately $215 million and the initial purchasers’ discount was 2.25% of the gross proceeds received by Ryerson Holding from the sale of the notes.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

See Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules

See the following attached Financial Statement Schedules:

(1)	Schedule I—Condensed financial information of Ryerson Holding Corporation (page S-I-1); and

(2)	Schedule II—Valuation and qualifying accounts (page S-II-1)

(a)	Year ended December 31, 2006, and period from January 1, 2007 to October 19, 2007 (Predecessor) and

(b)	Period from October 20, 2007 to December 31, 2007 (Successor) and year ended December 31, 2008 (Successor).

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to our amended and restated certificate of incorporation or bylaws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to its Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on this 12th day of April, 2010.

RYERSON HOLDING CORPORATION

By:	/S/ TERENCE R. ROGERS
Name:	Terence R. Rogers
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to its Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Stephen E. Makarewicz	Chief Executive Officer and President	April 12, 2010

/S/ TERENCE R. ROGERS Terence R. Rogers	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 12, 2010

* Eva M. Kalawski	Director	April 12, 2010

* Mary Ann Sigler	Director	April 12, 2010

* Jacob Kotzubei	Director	April 12, 2010

*By:	/S/ TERENCE R. ROGERS
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement.†

2.1	Agreement and Plan of Merger, dated July 24, 2007, by and among Ryerson Holding Corporation (f/k/a Rhombus Holding Corporation), Rhombus Merger Corporation and Ryerson Inc.(a)

3.1	Form of Amended and Restated Certificate of Incorporation of Ryerson Holding Corporation.†

3.2	Form of Amended and Restated Bylaws of Ryerson Holding Corporation.†

4.1	Form of Common Stock Certificate of Ryerson Holding Corporation.†

4.2	Indenture, dated as of January 29, 2010, by and among Ryerson Holding Corporation and Wells Fargo Bank, N.A., as trustee.††

5.1	Opinion of Willkie Farr & Gallagher LLP regarding the validity of the securities being registered.†

10.1	Credit Agreement, dated as of October 19, 2007, by and among Rhombus Merger Corporation, Joseph T. Ryerson & Son, Inc., Banc of America Securities LLC, as sole lead arranger and book manager, Ryerson Canada, Inc., as Canadian borrower, Wachovia Capital Finance Corporation (Central), as co-documentation agents, Wells Fargo Foothill, LLC, General Electric Capital Corporation, as co-syndication agents, ABN AMRO Bank N.V., Bank of America, N.A. (acting through its Canada branch), as Canadian agent, Bank of America, N.A., as administrative agent, and the lenders named therein.(a)

10.2	Guarantee and Security Agreement, dated as of October 19, 2007, by and among Rhombus Merger Corporation, the pledgors and guarantors party thereto and Bank of America, N.A., as administrative agent.(a)

10.3	Intercreditor Agreement, dated as of October 19, 2007, by and among Bank of America, N.A., as ABL collateral agent and Wells Fargo Bank, National Association, as notes collateral agent.(a)

10.4	General Security Agreement, dated October 19, 2007, by and between Ryerson Canada, Inc. and Bank of America, N.A., as Canadian Agent.(a)

10.5	Employment Agreement, dated February 28, 2007, by and between Ryerson Inc. and Stephen E. Makarewicz.(a)

10.6	Employment Agreement, dated July 23, 2001, by and between Ryerson Tull, Inc. and Terence R. Rogers.(a)

10.7	Indemnification Agreement, dated July 24, 2007, by and between Ryerson Inc. and Terence R. Rogers.(a)

10.8	Indemnification Agreement, dated July 24, 2007, by and between Ryerson Inc. and Stephen E. Makarewicz.(a)

10.9	Ryerson Nonqualified Savings Plan.(b)

10.10	Offer Letter Agreement, dated January 8, 2008, between Ryerson Inc. and Matthias Heilmann.(b)

10.11	Rhombus Holding Corporation Amended and Restated 2009 Participation Plan.††

10.12	Ryerson Annual Incentive Plan (as amended through June 14, 2007).††

21.1	List of Subsidiaries of Ryerson Holding Corporation.††

23.1	Consent of Ernst & Young LLP.*

23.2	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.1).†

24.1	Power of Attorney (included in the signature pages hereto).

*	Filed herewith.
†	To be filed by amendment.
††	Previously filed.
(a)	Incorporated by reference to Ryerson Inc.’s Form S-4 filed on July 3, 2008 (File No. 333-152102).
(b)	Incorporated by reference to Ryerson Inc.’s Form S-4/A-2 filed on February 24, 2009 (File No. 333-152102).